**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated November 2, 2009

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __    **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __    **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    **No X**

Enclosure: Press release    **ANGLOGOLD ASHANTI LIMITED REPORT FOR THE QUARTER AND NINE MONTHS PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS**



# Report

## for the quarter and nine months ended 30 September 2009

**Group results for the quarter….**

- ❖ Adjusted headlines earnings, normalised to exclude hedge buybacks, at $163m.
- ❖ Gold production rises 5% to 1.187Moz, following fewer safety interruptions.
- ❖ Uranium production rises 10% to 366,000 pounds.
- ❖ Total cash costs of $534/oz provide solid operating margin despite sharply stronger operating currencies.
- ❖ Vaal River operations improve following management intervention.
- ❖ Geita and Ghana operations continue to deliver on turnaround strategy.
- ❖ South America delivers 9% growth in production, limits cost increases, despite currency strength.
- ❖ Major hedge restructuring completed before recent gold price rally; committed ounces now less than annual production at 4.3Moz.

**Events post quarter-end….**

- ❖ Annual guidance reviewed to 4.55Moz - 4.6Moz to factor in lower South African production, following shaft incident at TauTona.
- ❖ Joint venture formed with De Beers to explore for marine gold deposits.
- ❖ Acquisition concluded for the purchase of 35% stake in Moto Gold Project.

| | | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Nine months ended Sep 2009 | Nine months ended Sep 2008 | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Nine months ended Sep 2009 | Nine months ended Sep 2008 |
|---|---|---|---|---|---|---|---|---|---|
| | | SA rand / Metric | | | | US dollar / Imperial | | | |
| **Operating review** | | | | | | | | | |
| Gold | | | | | | | | | |
| Produced | - kg / oz(000) | 36,925 | 35,050 | 106,282 | 115,530 | 1,187 | 1,127 | 3,417 | 3,714 |
| Price received [1] | - R/kg / $/oz | 61,095 | 241,505 | 185,498 | 100,660 | 261 | 897 | 653 | 416 |
| Price received excluding hedge buyback costs [1] | - R/kg / $/oz | 225,388 | 241,505 | 245,364 | 174,646 | 906 | 897 | 888 | 707 |
| Total cash costs | - R/kg / $/oz | 133,274 | 127,956 | 134,192 | 111,540 | 534 | 472 | 485 | 451 |
| Total production costs | - R/kg / $/oz | 166,355 | 161,909 | 169,536 | 142,586 | 667 | 598 | 612 | 576 |
| **Financial review** | | | | | | | | | |
| Gross (loss) profit | - Rm / $m | (8,872) | 3,051 | (4,718) | (1,248) | (1,116) | 387 | (618) | 204 |
| Gross (loss) profit adjusted for the (loss) gain on unrealised non-hedge derivatives and other commodity contracts [2] | - Rm / $m | (4,110) | 2,511 | 1,165 | (4,187) | (510) | 305 | 74 | (509) |
| Adjusted gross profit excluding hedge buyback costs [2] | - Rm / $m | 2,205 | 2,511 | 7,480 | 3,831 | 287 | 305 | 871 | 501 |
| (Loss) profit attributable to equity shareholders | - Rm / $m | (8,245) | 2,304 | (5,940) | (4,236) | (1,042) | 299 | (743) | (179) |
| Headline (loss) earnings [3] | - Rm / $m | (8,068) | 1,631 | (6,437) | (4,891) | (1,018) | 215 | (803) | (263) |
| Headline (loss) earnings adjusted for the (loss) gain on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond [4] | - Rm / $m | (4,757) | 1,359 | (1,917) | (7,019) | (596) | 167 | (279) | (880) |
| Capital expenditure | - Rm / $m | 1,842 | 2,228 | 6,451 | 6,911 | 232 | 261 | 734 | 899 |
| (Loss) profit per ordinary share | - cents/share | | | | | | | | |
| Basic | | (2,286) | 642 | (1,653) | (1,393) | (289) | 83 | (207) | (59) |
| Diluted | | (2,286) | 641 | (1,653) | (1,393) | (289) | 83 | (207) | (59) |
| Headline [3] | | (2,237) | 455 | (1,791) | (1,609) | (282) | 60 | (223) | (87) |
| Headline (loss) earnings adjusted for the (loss) gain on unrealised non-hedge derivatives and other commodity contracts and fair value adjustments on convertible bond [4] | - cents/share | (1,319) | 379 | (533) | (2,309) | (165) | 47 | (78) | (289) |

***Notes:***
1. *Refer to note C "Non-GAAP disclosure" for the definition.*
2. *Refer to note B "Non-GAAP disclosure" for the definition.*
3. *Refer to note 8 "Notes" for the definition.*
4. *Refer to note A "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.     *Rounding of figures may result in computational discrepancies.*

AngloGold Ashanti

**Quarter 3 2009**

# Global Footprint

***AngloGold Ashanti is a global company…***



Russia
China
Philippines
USA
Cripple Creek & Victor
Yatela
Sadiola
Mali
Morila
Guinea
Ghana
Siguiri
Iduapriem & Teberebie
Obuasi
Gramalote
Colombia
Colosa
Brazil
Serra Grande
Brasil Mineração
Argentina
Cerro Vanguardia
Mongbwalu
DRC
Geita
Tanzania
Navachab
Namibia
South Africa
SA Operations
Moab Khotsong
Tau Lekoa
Australia
Sunrise Dam
Tropicana
Operations with brownfields exploration
Greenfields exploration areas
Exploration alliance areas


***…with an extensive portfolio of new and emerging opportunities.***

ANGLOGOLD ASHANTI

Quarterly Report September 2009 - www.AngloGoldAshanti.com



# Operations **at a glance**
### for the quarter ended 30 September 2009

| | Production | | Total cash costs | | Adjusted gross profit (loss) excluding hedge buyback costs[1] | |
|---|---|---|---|---|---|---|
| | oz (000) | % Variance [2] | $/oz | % Variance [2] | $m | $m Variance [2] |
| **SOUTHERN AFRICA** | **483** | 7 | **525** | 18 | **118** | (25) |
| **South Africa** | | | | | | |
| Great Noligwa | **42** | 8 | **916** | 29 | **(7)** | (6) |
| Kopanang | **92** | 39 | **442** | (1) | **27** | 12 |
| Moab Khotsong | **62** | 32 | **478** | 10 | **8** | 3 |
| Tau Lekoa | **31** | 11 | **797** | 6 | **3** | - |
| Surface Operations | **40** | (5) | **406** | 27 | **21** | (3) |
| Mponeng | **125** | (11) | **375** | 23 | **60** | (19) |
| Savuka | **1** | (92) | **9,847** | 1,342 | **(11)** | (11) |
| TauTona | **74** | 21 | **501** | 14 | **15** | (2) |
| **Namibia** | | | | | | |
| Navachab | **16** | 23 | **615** | (15) | **3** | 1 |
| | | | | | | |
| **CONTINENTAL AFRICA** | **391** | 1 | **615** | 9 | **82** | 4 |
| **Ghana** | | | | | | |
| Iduapriem | **52** | 11 | **493** | (7) | **16** | 1 |
| Obuasi | **92** | (9) | **671** | 14 | **8** | (2) |
| **Guinea** | | | | | | |
| Siguiri - Attributable 85% | **79** | (1) | **500** | 11 | **26** | 11 |
| **Mali** | | | | | | |
| Morila - Attributable 40% [3] | **32** | (6) | **559** | 9 | **11** | (2) |
| Sadiola - Attributable 38% [3] | **32** | (9) | **532** | 9 | **10** | (6) |
| Yatela - Attributable 40% [3] | **22** | (12) | **219** | (43) | **14** | 1 |
| **Tanzania** | | | | | | |
| Geita | **83** | 32 | **883** | 1 | **(8)** | - |
| Minorities, exploration and other | | | | | **5** | 1 |
| | | | | | | |
| **AUSTRALIA** | **102** | 9 | **655** | 28 | **11** | (17) |
| Sunrise Dam | **102** | 9 | **647** | 29 | **12** | (17) |
| Exploration and other | | | | | **(1)** | - |
| | | | | | | |
| **SOUTH AMERICA** | **157** | 9 | **349** | 7 | **87** | 20 |
| **Argentina** | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | **47** | (8) | **336** | (2) | **29** | 11 |
| **Brazil** | | | | | | |
| AngloGold Ashanti Brasil Mineração | **90** | 23 | **333** | 16 | **41** | 6 |
| Serra Grande - Attributable 50% | **20** | - | **445** | 9 | **7** | - |
| Minorities, exploration and other | | | | | **10** | 3 |
| | | | | | | |
| **NORTH AMERICA** | **54** | 4 | **406** | 12 | **21** | (2) |
| **United States** | | | | | | |
| Cripple Creek & Victor | **54** | 4 | **394** | 12 | **22** | (2) |
| Other | | | | | **(1)** | - |
| | | | | | | |
| **OTHER** | | | | | **2** | (6) |
| | | | | | | |
| **Sub-total** | **1,187** | 5 | **534** | 13 | **321** | (26) |
| | | | | | | |
| Less equity accounted investments | | | | | **(35)** | 7 |
| | | | | | | |
| **AngloGold Ashanti** | | | | | **287** | (18) |

1  *Refer to note B "Non-GAAP disclosure" for the definition.*
2  *Variance September 2009 quarter on June 2009 quarter - increase (decrease).*
3  *Equity accounted investments.*

*Rounding of figures may result in computational discrepancies.*



# Financial and **Operating Report**

**OVERVIEW FOR THE QUARTER**

**SAFETY**

Safety remained AngloGold Ashanti's highest priority, with management's efforts focused on recovering from a poor performance in the second quarter. Four miners tragically lost their lives during the quarter in two separate accidents at Mponeng and one each at TauTona and Great Noligwa. The rigorous implementation of existing safety protocols and targeted interventions at the Vaal River operations helped lower the number of fatalities by half. However, much work still needs to be done to eliminate these accidents altogether. The 12% decline in the lost time injury frequency rate in the first nine months of this year is an encouraging achievement and testament to our drive toward continued improvements to safety on our operations.

The strategy of analysing and providing intensive support to teams with the poorest safety performance on the company's South African operations is continuing. In addition to this short-term intervention, AngloGold Ashanti remains committed to the implementation early next year of its Safety Transformation blueprint, which is aimed at achieving the next quantum improvement in safety performance. Sadiola, Yatela, Geita and Navachab reported no lost-time injuries during the quarter.

Thirty full and eighteen partial production shifts were lost at the company's South African mines during the quarter due to safety related stoppages. Government inspectors and AngloGold Ashanti's mine managers continue to apply safety regulations more aggressively than in the past, with a commensurate impact on gold production.  Post quarter-end, AngloGold Ashanti's management initiated a stoppage at TauTona to conduct a shaft inspection after a length of steel fell down a shaft at the mine. A decision was subsequently taken to suspend all operations at the mine pending a thorough inspection of all steelwork along the full length of the shaft systems, to prevent a recurrence of this incident.  TauTona could potentially be closed until the end of this year while this remedial action is completed.  The impact of this interruption will affect full-year production and has resulted in a revision of our annual guidance.

**OPERATING REVIEW**

Production rose 5% from the previous quarter to 1.187Moz, broadly in line with the guidance of 1.2Moz.  Total cash costs rose 13% to $534/oz. Given the average exchange rate of R7.77/$, this is within AngloGold Ashanti's quarterly guidance issued in July.

Stronger operating currencies in key regions continued to erode the benefit of a stronger bullion price.  The Brazilian real gained 10% on average against the US dollar during the quarter compared with a 9% strengthening in both the Australian dollar and South African rand. This lowered the gold price in those currencies and pushed dollar-denominated costs higher, placing pressure on operating margins.

The third quarter also saw winter power tariffs compounded by the introduction of a 31.3% annual power-price increase in South Africa. Eskom Holdings Limited, the state-owned utility, has announced that it will petition the National Energy Regulator to raise prices annually by a further 45% until 2012 to fund the construction of new power generation capacity. Should Eskom's request be granted, pressure will be placed on the cost structure of AngloGold Ashanti's South African operations which currently account for 40% of annual production.

**Southern African** operations produced 483,000oz in the three months ending September at a total cash cost of $525/oz, compared with 450,000oz at $444/oz in the previous quarter. Fewer safety stoppages helped increase production from the Vaal River region. Costs were impacted by the higher electricity prices, the stronger rand and the introduction of higher labour costs following the wage settlement reached during the previous quarter. Among the West Wits operations, Mponeng's output declined after stoppages related to the two accidents at the mine, while Savuka's production was halted as work continued to repair underground infrastructure damaged by the seismic event that occurred in May.

**Continental Africa's** production was largely unchanged at 391,000oz, while total cash costs rose 9% to $615/oz. The operational turnaround at Geita continued under the new management team where production increased by 32%, mainly as a result of higher grades. Costs at the operation were in line with the planned increase in fleet maintenance and the initial costs related to the rollout of AngloGold Ashanti's business improvement initiatives.



In Ghana, operational improvements continued with Iduapriem registering an 11% increase in gold production after last quarter's mill maintenance. Improved grade management at Obuasi limited the production decline caused by heavy rains and flooding, to 9%. Lower grades at Sadiola and fewer tons processed at Yatela, lowered production from Mali, which was in line with mine plans.

The **South American** operations continued to build on their turnaround success of the past year. Production rose by 9% to 157,000oz at a total cash cost of $349/oz. In Argentina, Cerro Vanguardia mitigated the impact of a planned drop in gold production with higher realised prices for its silver by-product. Higher tonnes treated and improved grades helped boost output at AngloGold Ashanti Brasil Mineração.

In the **United States**, Cripple Creek & Victor reported a 4% increase in production due to pad phase timing while total costs rose 12%. In Australia, production rose by 9% from the previous quarter due to increased tonnage and yield.

**FINANCIAL AND CORPORATE REVIEW**

Adjusted headline earnings, excluding the cost of the hedge buybacks concluded during the quarter, were US$163m, which was broadly in line with last quarter's record adjusted headline earnings of $167m. The adjusted headline loss for the quarter, after taking into account the cost of the hedge buybacks, was $596m, or 165 US cents per share.

The realised gold price for the quarter was $261/oz, following the restructuring of the hedge book which was done at a cost of $797m. The realised price would have been $906/oz, a 6% discount to the average spot price for the period, were it not for this cost. Management has targeted an average 7% discount to spot gold prices over the remainder of the life of the hedge book at a gold price of $950/oz in real terms and assumed production profile of 5Moz a year.

The accelerated buyback of certain gold derivative positions, along with normal deliveries into contracts, reduced the total committed ounces in the hedge book to 4.3Moz at the end of the quarter, from 5.19Moz at the end of June and is expected to reach 4.1Moz at year end. Thereafter, the hedge book is expected to diminish by about 800,000oz per year through to 2014, by which time it will be largely depleted. Following the recent buybacks, the fair value of the entire hedge book is now included in the financial statements.

During the quarter, AngloGold Ashanti raised equity, to fund its 50% stake in Moto Goldmines Limited. This share sale was part of the company's strategy to pay for a large gold resource with long-term development potential, with longer-term financing, while maintaining balance-sheet flexibility.

**EXPLORATION**

Total exploration spending during the quarter was $55m, an increase of 28% over the previous quarter. Expenditure increased in Colombia, where activity is gearing up in anticipation of the conclusion of public appeals related to exploration permits awarded during the previous quarter. Regional exploration in Canada and Australia, as well as the initiation of the feasibility study on the Tropicana project also contributed to the increase in spending. Subsequent to the end of the third quarter, AngloGold Ashanti concluded an agreement to cooperate with De Beers, one of the world's largest marine miners, in the search for gold ore bodies on the ocean floor.

**OUTLOOK**

AngloGold Ashanti has revised its annual guidance to 4.55 to 4.6Moz, reflecting the lower South African production. Full-year 2009 total cash costs are expected to be between $515/oz and $530/oz assuming an average exchange rate of between R7.00/$ and R7.50/$ during the fourth quarter. Production in the fourth quarter is estimated at 1.160Moz at a total cash cost of $590/oz assuming an exchange rate of R7.50/$.

Fourth quarter adjusted headline earnings could be, as in previous years, distorted by year-end accounting adjustments (these could include amongst others, the reassessment of asset useful lives, rehabilitation, current and deferred tax and inventory provisions).



## OPERATING RESULTS FOR THE QUARTER

### SOUTHERN AFRICA

### SOUTH AFRICA

**Great Noligwa's** gold production improved by 5% from the previous quarter to 1,292kg (42,000oz), mainly due to an increase in area mined and tonnage treated. The previous quarter had been impacted by production interruptions. Total cash costs rose 19% to R228,066/kg ($916/oz), primarily due to annual labour increases and winter power tariff adjustments. Adjusted gross loss was R57m ($7m), excluding the effect of the hedge restructuring, compared with the loss of R8m ($1m) in the prior quarter.

The LTIFR increased to 13.88 (8.02).  The mine had one fatality during the quarter.

**Kopanang's** gold production increased by 40% to 2,857kg (92,000oz), mainly because of fewer safety stoppages compared to the previous quarter and higher yield. As a result, total cash costs decreased by 9% to R110,280/kg ($442/oz). The benefits of higher production were partially offset by the annual labour increase and winter electricity tariffs. Adjusted gross profit excluding hedge buybacks improved to R210m ($27m), against R124m ($15m) in the prior quarter.

The LTIFR increased to 12.29 (8.26).

**Moab Khotsong's** production increased by 30% to 1,922kg (62,000oz), mainly due to fewer safety related stoppages and an 8% increase in yield. Total cash costs were on par with the previous quarter at R119,083/kg ($478/oz). The higher gold production was offset by annual labour increases and higher winter power tariffs. Adjusted gross profit excluding hedge buybacks increased by 54% to R60m ($8m), compared with R39m ($5m) in the previous quarter.

The LTIFR increased to 16.17 (9.29).

**Tau Lekoa's** production rose 11% to 971kg (31,000oz), due to the release of gold lock-up from the plant, higher volumes from new panels and the improved efficiencies of work crews. Yield was 7% higher mainly due to reduced dilution. Total cash costs decreased marginally by 2% to R198,952/kg ($797/oz) with higher volumes and grade partially offset by wage increases and the winter power tariff.  Adjusted gross profit excluding hedge buybacks was R23m ($3m), compared with R28m ($3m) in the previous quarter.

The LTIFR was marginally higher 14.61 (14.20).

**Vaal River Surface Operations'** production decreased 7% to 1,229kg (40,000oz), mainly due to a decline in tons treated. Total cash costs increased 17% to R101,339/kg ($406/oz), due to annual labour increases and power-cost escalation. Adjusted gross profit excluding hedge buyback costs was down 19% to R160m ($21m), compared with R198m ($24m) in the previous quarter.

The LTIFR fell to 0.55 (2.88).

**Mponeng's** production dropped 11% to 3,892kg (125,000oz), primarily due to a 4% decrease in volumes mined caused by safety related stoppages and a 7% lower yield. Total cash costs increased by 14% to R93,380/kg ($375/oz) as a result of the lower volumes and annual wage and power increases. Adjusted gross profit excluding hedge buybacks was R461m ($60m), compared with R652m ($79m) in the previous quarter.

LTIFR improved to 9.32 (12.87). The mine reported two fatalities during the quarter.



**Savuka's** production dropped significantly to 31kg (1,000oz) as mining operations were limited to the VCR horizon following a series of seismic events that occurred close to the shaft infrastructure on 22 May, 2009. The mine is currently being rehabilitated and normal production is not anticipated until the second quarter of next year. Adjusted gross loss excluding hedge buybacks was R87m ($11m), compared with R4m ($0.3m) in the previous quarter.

The LTIFR increased to 12.76 (6.85).

**TauTona's** production improved by 21% to 2,309kg (74,000oz) following a 6% rise in grade on the resumption of mining from panels that was halted last quarter on the recommendation of rock engineers. Total cash costs rose 5% to R125,198/kg ($501/oz) because of inflationary pressures and additional expenditure on shaft maintenance and support, following a fatal accident. Adjusted gross profit excluding hedge buybacks was R112m ($15m), from R137m ($17m) in the previous quarter.

The LTIFR was marginally higher at 16.06 (15.92). The mine reported one fatality for the quarter.

### NAMIBIA

**Navachab's** production improved by 23% to 16,000oz, due mainly to greater volumes mined from the higher-grade Grid A. Total cash costs decreased by 15% to $615/oz, following the 34% improvement in yield. Adjusted gross profit excluding hedge buybacks was $3m compared with $2m in the previous quarter.

The LTIFR fell to 0.00 (5.44).

### CONTINENTAL AFRICA

### GHANA

**Iduapriem's** gold production increased by 11% to 52,000oz because of a 31% increase in tonnage throughput. This was partly offset by lower feed-grade material. Total cash costs fell by 7% to $493/oz. Adjusted gross profit excluding hedge buybacks rose 7% to $16m, compared with $15m the previous quarter.

The LTIFR was marginally up at 0.78 (0.73).

**Obuasi's** gold production declined 9% to 92,000oz compared to previous quarter. Underground flooding was responsible for the decline in tonnage throughput which was partly offset by better grade-control management. Total cash costs increased 14% to $671/oz due to an increase in labour costs and other once off items. Adjusted gross profit excluding hedge buybacks declined slightly to $8m, from $10m in the prior period.

The LTIFR was 2.46 (2.79).

### REPUBLIC OF GUINEA

**Siguiri's** (85% attributable) production was maintained at 79,000oz. Total cash costs increased by 11% to $500/oz, due mainly to higher royalty expenditure resulting from government-imposed export restrictions in the previous quarter which delayed sale of June's production. Adjusted gross profit excluding hedge buybacks increased by 73% to $26m due to higher received price and marginal revenue from the delayed sale of June's production.

LTIFR was 0.66 (0.65).



## MALI

**Morila's** (40% attributable), production was 6% lower at 32,000oz due to lower-grade ore feed from the stockpile into the mill. Total cash costs rose 9% to $559/oz due to lower grades.  Adjusted gross profit excluding hedge buybacks declined to $11m from $13m in the prior quarter.

LTIFR was 0.00 (0.00).

**Sadiola's** (38% attributable), production was 9% lower at 32,000oz as planned, due to a decrease in recovered grade. Total cash costs increased by 9% to $532/oz mainly due to the lower production. Adjusted gross profit excluding hedge buybacks declined to $10m from $16m in the prior quarter.

The LTIFR was 0.00 (0.00).

**Yatela's** (40% attributable), production decreased by 12% to 22,000oz because of rainy weather which slowed the stacking rate of wet material onto the leach pads. Total cash costs decreased by 43% to $219/oz as a result of an increase in the tonnes and value of the stockpile, following an independent survey. Adjusted gross profit increased marginally to $14m from $13m in the prior quarter.

The LTIFR was 0.00 (0.00).

## TANZANIA

**Geita's** gold production increased by 32% to 83,000oz. This was mainly due to improvements in mining production which enabled timely access to higher grade ore and resulted in a 31% rise in recovered grade. Total cash costs increased marginally by 1% to $883/oz following adjustments to the carrying value of the remaining ore stockpile and also expenditure on fleet maintenance and the rollout of business improvement initiatives. Adjusted gross loss remained unchanged at $8m.

The LTIFR was 0.00 (0.00).

## AUSTRALIA

**Sunrise Dam's** gold production increased by 9% to 102,000oz due to increases in tonnage and yield. Total cash costs increased 17% to A$774/oz ($647/oz), largely because of inventory movements. Adjusted gross profit was A$15m, ($12m) compared with A$38m ($29m) in the previous quarter due to a lower realised price and the drawdown of inventory.

With one LTI in the quarter, the LTIFR was 2.28 (0.00).

## SOUTH AMERICA

At **Cerro Vanguardia** (92.5% attributable) production declined 8% lower to 47,000oz due to a planned decrease in plant feed and recovered grade. Total cash costs declined by 2% to $336/oz, because higher silver sales and received prices boosted by-product credits. The devaluation of the Argentinean peso also aided costs. Adjusted gross profit excluding hedge buybacks was 61% higher at $29m, as a result of an increase in silver production and an increase in gold sold.

The LTIFR was 3.88 (0.00).



**AngloGold Ashanti Brasil Mineração's** production rose 23% to 90,000oz due to a planned increase in tonnage throughput and grade. Total cash costs rose 16% to $333/oz, primarily reflecting appreciation of the Brazilian real, lower acid by-product prices and an increase in labour costs. Adjusted gross profit excluding hedge buyback costs was $41m, compared to $35m of previous quarter.

The LTIFR was 2.37 (0.61).

At **Serra Grande** (50% attributable), gold production was unchanged at 20,000oz. Total cash costs rose 9% to $445/oz, reflecting appreciation of local currency, lower grades mined and an increase in labour costs. These negative impacts were mitigated somewhat by operational efficiencies, lower fuel and maintenance costs and electricity consumption. Adjusted gross profit excluding hedge buyback costs remained unchanged at $7m.

The LTIFR was 1.32 (1.57).


**NORTH AMERICA**

At **Cripple Creek & Victor,** gold production increased 4% to 54,000oz due to pad phase timing and the pH balance of the pad. Total cash costs rose by 12% to $394/oz, primarily due to increased lime and cyanide applications and a higher stripping ratio. Adjusted gross profit excluding hedge buybacks was $22m compared to $24m in the previous quarter.

With two LTIs in the quarter, the LTIFR was 6.15 (3.04).

---

Notes:
- All references to price received includes realised non-hedge derivatives.
- In the case of joint venture and operations with minority holdings, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.



# Review of the **Gold Market**

**GOLD PRICE MOVEMENT AND INVESTMENT MARKETS**

**Gold price data**

The third quarter continued the trend of strong gold prices experienced throughout the year, averaging $959/oz, or 4% higher than the average for the prior three-month period. Gold traded above the psychological $1,000/oz level for seven consecutive days and averaged $997/oz for the final month of the quarter.

Bullion's fortunes once again closely tracked those of the US dollar, with both range bound during the period. This is a typical feature of financial markets during the third quarter due to the summer holiday period in North America and Europe. However, the general theme of accumulation of risk assets continued through this quiet period as global stock markets continued their rally.

During July and August, investment demand as demonstrated by major ETF holdings saw a net sale of 0.77Moz. The COMEX position was stable at around 21Moz net long for the same period. This all changed abruptly at the beginning of September, however, with a $50/oz rally despite little change in the US dollar. The surge attracted a flurry of speculative investors as the COMEX net long position leapt to an unprecedented level of 29Moz, eclipsing the previous record of 27Moz. The subsequent increase to 31Moz helped sustain the period of successive closes above $1,000/oz.

The quarter concluded with another G20 meeting. The statement from the Pittsburgh meeting was reassuring as delegates concluded that recovery efforts of various governments are proving effective and that recovery has taken hold. The market, however, requires clarity on how governments are planning to neutralize liquidity provided through various quantitative easing programmes. Until there is clarity, confidence will remain fragile.

**Official sector activity**

The third Central Bank Agreement, signed on 7 August, was implemented on 27 September and stipulated a reduced annual sales quota from 500 to 400 tonnes a year. Analysts are sceptical that the full allotment will be sold given that 1,883 tonnes were sold under the second agreement, which is 117 tonnes less than the volume sold under the first agreement.

The IMF Executive Board in September approved the sale of 403 tonnes of gold, which it had initially flagged to the market in the first quarter of this year. The IMF is not a signatory to the third Central Bank agreement, but has stressed that the sale will not disrupt the market. It would not be surprising to see an off-market transaction concluded as part of the process.

**Producer hedging**

Gold producers were once again actively de-hedging during the quarter. After AngloGold Ashanti announced its own restructuring programme at the end of July, Gold Fields unwound the royalty agreement on its Australian operation in early September. In the same month, Barrick announced its intention to unwind its project sales hedge book.

**Currencies**

The Rand continued to strengthen against the US dollar particularly during September. The strength coincided with the increase in the price of gold and other commodity producing currencies and heightened optimism of a major telecommunications deal and the resulting inflow of hard currency to South Africa. The Rand strengthened on average by 8% against the US dollar over the quarter, but gave up some of these gains when talks around the mobile phone deal were abandoned.



The Australian dollar averaged 8% stronger against the dollar over this quarter on the back of higher gold and commodity prices, but also as a consequence of the effective manner in which the Australian government is perceived to have managed its economy throughout the financial crisis. Swift action in cutting interest rates at the start of the crisis has seen Australia weather the storm relatively well and the outlook for its economy looks robust.

The Brazilian real has been one of the best performing emerging market currencies against the US dollar, strengthening 24% since the start of the year. In the quarter under review, it strengthened 10%.

## PHYSICAL DEMAND

### Jewellery sales

Almost all of the world's key markets for physical gold continue to be depressed by the effects of the global financial crisis. China is the only major market to buck the trend.

India's gold market remains under pressure after 20% gains over the past year in the Rupee-denominated gold price. Between June and September, gold jewellery consumption fell 22% compared with the same period a year earlier. Spurred by the financial crisis, urban consumers are entrusting cash to bank deposits, which are up 32% over 2008 levels. News is somewhat more positive in most rural areas where gold demand remains relatively stable and in some regions shows modest growth. Thus far, scrap activity during the third quarter has been slight as the market appears to be anticipating further gold price increases.

The impact of the global recession on China's gold market remains milder than in all other major economies. Domestic consumption is resilient and the psychological reaction to the crisis remains markedly more bullish than in other markets. Demand for traditional 24 carat gold jewellery continues to grow year on year, albeit it at a modest level while offtake of 18 carat gold jewellery remains flat. This shows the investment case for pure gold jewellery continues to hold sway with the Chinese consumer.

The US gold jewellery market has continued its quarter-on-quarter decline as jewellery still leads the list of discretionary spend items to be cut during the recession. Primary value gold jewellery sales in the first half were down 12% year-on-year. While the rate of decline is decreasing, the second half of last year was particularly weak as the crisis unfolded in the US. Major players through the retail value chain continue to close outlets or file for bankruptcy protection. Closures and forced consolidation may help the jewellery industry recover more quickly and remain stronger once the recession ends.

The jewellery sector in the Middle East remains under pressure in the third quarter. Egypt, which had been bucking negative trends in the first half of the year saw an 8-10% decrease in third-quarter jewellery sales compared with a particularly strong quarter a year earlier. Matters are worse in the Kingdom of Saudi Arabia (KSA) with a 25-30% drop in demand in the third quarter. Gold price volatility caused consumers who tend to time their purchases on their view of the price, to delay purchases. In the United Arab Emirates, an anticipated third quarter recovery did not materialise with jewellery tonnage down 20-23%. With its heavy reliance on tourism and local expatriate consumption, the UAE continues to bear the full brunt of the financial crisis in the Middle East. The gold market in Turkey shows a glimmer of hope with exchange rates stabilizing and the stock market posting gains.

### Investment market

The negative data on gold jewellery consumption have been mitigated somewhat by further good news on investment demand. Global investment activity for gold remains strong and the market has stayed buoyant despite rising prices. In India, investment purchases are on the rise in major cities, while in the Middle East bar and coin sales in the gulf, excluding UAE and KSA, are up 7%. In Turkey, new-coin minting is up to 11 tonnes in July and August and the third quarter will show growth quarter on quarter, though levels will not match those of the same period last year. The US market continues to experience robust investment demand with bar, coin and ETF demand still rising.



# **Hedge** position

As at 30 September 2009, the net delta hedge position was 3.93Moz or 122t (at 30 June 2009: 4.41Moz or 137t), representing a further reduction of 0.48Moz for the quarter. The total commitments of the hedge book as at 30 September 2009 was 4.3Moz or 134t, a reduction of 0.89Moz from the position as at 30 June 2009.

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $1.84bn (negative R13.83bn), decreasing by $0.47bn (R4.01bn) over the quarter. This value was based on a gold price of $1,006/oz, exchange rates of R7.51/$ and A$/$0.88 and the prevailing market interest rates and volatilities at that date.

As at 28 October 2009, the marked-to-market value of the hedge book was a negative $1.94bn (negative R15bn), based on a gold price of $1,036.80/oz and exchange rates of R7.73/$ and A$/$0.91 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position, nor of future impact on the revenue of the company. The valuation represents the theoretical cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

During the quarter, deals to the value of $797m were accelerated and closed out in July 2009 which included deals that were designated as normal sale exempted and previously held off balance sheet. Of these, $580m was cash settled and a further $217m was also incurred in accelerating the cash settlement of existing non-hedge derivative contracts. The cash settlement of the former resulted in the remaining normal sale exempted designated contracts having to be re-designated as non-hedge derivatives and recorded on the balance sheet at fair value with changes in fair value accounted for in the income statement. During July 2009 the impact of the related re-designation of normal sales exempted contracts after the buyback of $797m on the financial statements is an increase in non-hedge derivative liabilities of $558m.

The following table indicates the group's **commodity hedge position** at 30 September 2009

| Year | | 2009 | 2010 | 2011 | 2012 | 2013 | 2014-2015 | Total |
|---|---|---|---|---|---|---|---|---|
| **US DOLLAR GOLD** | | | | | | | | |
| Forward contracts | Amount (oz) | 7,963 | *(245,142) | 60,000 | 122,500 | 119,500 | 91,500 | 156,321 |
| | US$/oz | **($5,228) | $753 | $227 | $418 | $477 | $510 | $370 |
| Put options sold | Amount (oz) | 150,000 | 235,860 | 148,000 | 85,500 | 60,500 | 60,500 | 740,360 |
| | US$/oz | $762 | $747 | $623 | $538 | $440 | $450 | $652 |
| Call options sold | Amount (oz) | 250,000 | 1,025,380 | 776,800 | 811,420 | 574,120 | 709,470 | 4,147,190 |
| | US$/oz | $888 | $602 | $554 | $635 | $601 | $606 | $617 |
| **A DOLLAR GOLD** | | | | | | | | |
| Forward contracts | Amount (oz) | 40,000 | 100,000 | | | | | 140,000 |
| | A$/oz | A$595 | A$706 | | | | | A$674 |
| Call options purchased | Amount (oz) | 40,000 | 100,000 | | | | | 140,000 |
| | A$/oz | A$694 | A$712 | | | | | A$707 |
| *** Total net gold: | Delta (oz) | (234,658) | (701,340) | (769,538) | (843,700) | (642,021) | (734,171) | (3,925,428) |
| | Committed (oz) | (257,963) | (780,238) | (836,800) | (933,920) | (693,620) | (800,970) | (4,303,511) |

\*       Represents a net long position resulting from both forward sales and purchases.

\*\*      Represents a net short position and net short US Dollars resulting from both forward sales and purchases for the period.

\*\*\*     The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2009.

*Rounding of figures may result in computational discrepancies.*



The following table indicates the group's **currency hedge position** at 30 September 2009

| | Year | 2009 | 2010 | 2011 | 2012 | 2013 | 2014-2015 | Total |
|---|---|---|---|---|---|---|---|---|
| **RAND DOLLAR (000)** | | | | | | | | |
| Put options purchased | Amount ($) | 40,000 | | | | | | 40,000 |
| | US$/R | R11.35 | | | | | | R11.35 |
| Put options sold | Amount ($) | 40,000 | | | | | | 40,000 |
| | US$/R | R9.59 | | | | | | R9.59 |
| Call options sold | Amount ($) | 40,000 | | | | | | 40,000 |
| | US$/R | R12.94 | | | | | | R12.94 |
| **A DOLLAR (000)** | | | | | | | | |
| Forward contracts | Amount ($) | 20,000 | | | | | | 20,000 |
| | A$/US$ | A$0.64 | | | | | | A$0.64 |
| **BRAZILIAN REAL (000)** | | | | | | | | |
| Forward contracts | Amount ($) | 19,500 | | | | | | 19,500 |
| | US$/BRL | BRL 2.07 | | | | | | BRL 2.07 |

**Fair value of derivative analysis by accounting designation** at 30 September 2009

| Figures in millions | Cash flow hedge accounted | Non-hedge accounted | Total |
|---|---|---|---|
| | | US Dollar | |
| Commodity option contracts | – | (1,613) | (1,613) |
| Foreign exchange option contracts | – | 9 | 9 |
| Forward sale commodity contracts | (47) | (213) | (260) |
| Forward foreign exchange contracts | – | 11 | 11 |
| Interest rate swaps | – | (17) | (17) |
| **Total hedging contracts** | **(47)** | **(1,823)** | **(1,870)** |
| Option component of convertible bond | – | (166) | (166) |
| **Total derivatives** | **(47)** | **(1,989)** | **(2,036)** |
| **Credit risk adjustment** | **–** | **(145)** | **(145)** |
| **Total derivatives - before credit risk adjustment** | **(47)** | **(2,134)** | **(2,181)** |

*Rounding of figures may result in computational discrepancies.*



# Exploration

Total exploration expenditure during the third quarter, inclusive of expenditure at equity accounted joint ventures, was $55m ($24m brownfields, $31m greenfields), compared with $43m ($23m brownfields, $20m greenfields) the previous quarter.

**GREENFIELD EXPLORATION**

Greenfield exploration was undertaken in Australia, the Americas, China, Southeast Asia, Sub-Saharan Africa, Russia, the DRC and the Middle East & North Africa. A total of 56,970 metres of diamond, reverse circulation (RC) and aircore (AC) drilling was completed at existing priority targets and was used to delineate new targets in Australia and Canada.

In **Australia,** on the Tropicana Joint Venture, (AngloGold Ashanti 70%, Independence Group 30%) the commencement of the feasibility study was approved by the partners in July.

RC and diamond drilling was focused around the Tropicana-Havana resource area. Significant results were returned from RC drilling on the near surface, western edge of the project including 23m @ 4.1g/t Au from 62m and 19m @ 11.6g/t Au from 39m. These results are consistent with previous drilling in the area and improve the confidence in the resource estimate.

At Havana South, drilling identified extensions to the existing resource with intercepts including 16m @ 5.57g/t from 204m, 22m @ 12.5g/t Au from 176m and 13m @ 5.86g/t Au from 255m. Drilling in this area has now been completed with a resource estimate in progress.

To the east of Havana, a single diamond drill hole, 450m down-plunge from the resource, intersected 21m @ 2.67g/t Au from 535m. This hole demonstrates the continuation of the mineralisation down dip. Further drilling will be required to define the continuity of higher-grade mineralized shoots that may be amenable to underground mining.

The Public Environmental Review (PER) environmental impact assessment document was released to the public on 28 September for an eight-week review period. The project team has an active stakeholder engagement approach to address areas of potential public concern.

During the quarter: 925 AC holes were drilled for 36,035m; 140 RC holes for 15,547m; and 22 diamond holes for 3,161m. Auger sampling continued with 9,360 samples collected across areas along the Tropicana–Havana trend.

Surface geochemical sampling and an airborne magnetic-radiometric survey over the 10,600km$^2$ Viking project, located southwest of the Tropicana JV, commenced in September.

AngloGold Ashanti completed the purchase of the interests and rights of Anglo American Exploration Australia in the 830km$^2$ Saxby JV with Falcon Minerals Limited in northwest Queensland. Gravity and airborne magnetic-radiometric surveying were completed and infill SQUID electromagnetic surveying commenced in the September quarter.

In **Colombia,** Phase I and Phase II Greenfield exploration was completed by AngloGold Ashanti and by joint venture partners B2Gold Corporation, Mineros S.A. and Glencore International. No drilling was undertaken by AngloGold Ashanti or its JV partners during the quarter. At the wholly owned La Colosa project, drill preparation work is in progress and further resource and step-out drilling, as part of ongoing pre-feasibility study, will commence in 2010.



A total of 2,843 surface samples were collected during the quarter over the Colombian tenements. The total area under exploration in Colombia at the end of the quarter was 24,862km$^2$.

Work in the remainder of the **Americas** focused on target-generation opportunities, reviews and the negotiation of potential strategic alliances and joint ventures in Brazil, the US and Canada. An exploration alliance was signed with Horizonte Minerals for exploration in specific areas of Brazil. In Canada, two diamond holes were drilled at the Kinskuch Lake Project near Stewart B.C. In north-eastern Canada, the company entered into a joint venture agreement with Commander Resources. Under the agreement, AngloGold Ashanti can earn a 51% participating interest in Commander's Baffin Island Gold Project by funding $20m in exploration expenditures and by completing a $1.2m private placement in the shares of Commander. Exploration in areas covered under the terms of the Laurentian Goldfields joint venture was undertaken with a number of areas identified for Phase 1 follow-up.

In **China**, a limited trenching programme at the Jinchanggou Project in Gansu was completed to confirm the strike extent of a new zone of gold mineralisation. An infill soil programme across the Jinchanggou tenements was designed to identify similar high-grade zones and is scheduled to start in mid October.

In **Southeast Asia**, project generation activities and evaluation of opportunities are ongoing in a number of areas in the region, where specific opportunities are under negotiation.

In **Russia**, AngloGold Ashanti and Polymetal are in the process of divesting a number of properties held by the jointly owned Zoloto Taigi JV Company.

In **Sub-Saharan Africa,** project generation work has identified a number of specific exploration opportunities that are currently under negotiation. In the **Democratic Republic of the Congo**, all drill holes from the Mongbwalu resource have been re-logged and the resource re-modelled in preparation for a pre-feasibility study based on an underground mining scenario. Infill drilling will commence early in the fourth quarter.

In the **Middle East & North Africa**, the strategic alliance between AngloGold Ashanti and Thani Investments has continued to generate exploration targets over specific regions of the highly prospective Arabian Nubian Shield.

**BROWNFIELDS EXPLORATION**

In **South Africa**, surface drilling continued in the Project Zaaiplaats area. MMB5 is continuing to drill deflection 5, which is designed to intersect the Vaal Reef along the Jersey Fault cut-off. Progress was slowed in weak rock formations, but by the end of the quarter drilling had advanced from 2,874m to 3,295m. MZA9 continued drilling a long deflection but technical issues have hampered progress and the first reef intersection is only expected in December 2009. A long deflection has commenced from MGR6 and the hole is currently at a depth of 1,856m. The Vaal Reef is expected to be intersected in May 2010. Progress on MGR8 was also slow due to weak rock formations. The hole is currently at 3,071m and a reef intersection is anticipated in November 2009.

At Obuasi in **Ghana**, exploration drilling below 50L has been halted due to flooding. Pumping is underway and drilling is scheduled to recommence in November 2009. Drilling above 50L was delayed due to poor ventilation and the year to date drilling programme is behind budget.

In **Argentina**, at Cerro Vanguardia, the exploration programme was completed in September. Mineral Resource models were completed for the Cuncuna and Verónica veins, whilst geological work continues in the Volcán area. Aeromagnetic data will be collected in November.



In **Australia**, at Sunrise Dam, drilling continued to infill and extend both surface and underground lodes. An RC drill programme to test the SSZ crown pillar below the North Wall Cut Back has commenced. This will fill gaps within the resource block model and provide additional and immediate high-grade opportunities to advance the mining of the open pit area.  Drilling to test the down-plunge extensions of the Cosmo lode has commenced and the zone, where the Cosmo and Astro structures interact, is being re-evaluated. Opportunities have also been identified for open-pittable satellite targets, which will remain the focus of exploration, together with the known underground targets.

In **Brazil,** at the Córrego do Sítio Sulphide Project, drilling continued with 6,531m being drilled from surface, 5,109m drilled from underground and 1,371m of underground development. At the Lamego project, 5,531m of surface drilling and 1,135m of underground development were completed. At Serra Grande drilling focused on the Fiuca and Pequizão targets and a total of 8,673m were drilled during the quarter. During October drilling with the Devidrill system will start. The system operates from a single location and is expected to save drilling meters and reduce the environmental damage by restricting drill site clearance.

At Siguiri in **Guinea**, infill drilling was focused at Sintroko South Extension, Kami and Kosise. Aircore drilling at Sintroko North and Tubani was done to assess the potential between the Tubani and Bidini pits.  Drilling of fresh rock targets resumed from the bottom of the northern section of the Bidini pit.

At Geita in **Tanzania**, exploration activities focused on three activities: Ground Geophysical Surveys, core re-logging programme of the Central Thrust Ramp ore zones and the infill drilling programme for Nyankanga Cut 7 and Geita Hill. Approval for GGM Special Mining License (SML) enlargement was received from the Ministry of Energy and Minerals (MEM) on the 24th of September 2009, whereby Katoma, Nyamonge East, Katoma East and Geita Hill PL's are included in GGM SML 45/99, for an addition of 196km$^2$. Also, approval of time extension for Geita West, Kukuluma and Nyankumbu Prospective Licences was granted by the MEM. This approval grants Geita 18 additional months to complete exploration works and bring potential targets to pre-feasibility level, as defined by Tanzania Mine Act.

At the FE4 pit at Sadiola in **Mali**, the mineralisation has been extended along strike between the pits and appears to be controlled by NE trending structures. Geological modeling is currently being undertaken. An airborne magnetic survey was completed in September. Preliminary images from this detailed geophysical survey have already identified several previously unidentified structural trends. It is expected that detailed investigation will identify priority targets.

At Yatela, approval has been given to allow 27,000m of drilling at the Yatela Main Pit, Yatela Extensions and Alamoutala projects. This programme will meet the expectations of the initial drill programme as well as delineate further areas to allow AMS to continue mining post December 2009. At Alamoutala, 4,710m of RC drilling was completed in September. A total of 7,000m of drilling is planned and will be completed by the end of October.

At Navachab in **Namibia**, off mine exploration drilling was carried out in the Gecko valley, whilst on mine exploration drilling was conducted in the NP2 FW vein extension and North Pit 2 plunge extension areas.

At Cripple Creek & Victor in the **United States**, resource extension drilling continued during the quarter. Studies continue to quantify the potential high grade Mineral Resource. Metallurgical testing of high grade material is underway and further metallurgical test drilling has been planned.



## Group **operating results**

| | | | Quarter ended | | Nine months ended | | | Quarter ended | | Nine months ended | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 |
| | | | | Unaudited | | | | | Unaudited | | |
| | | | | Rand / Metric | | | | | Dollar / Imperial | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **UNDERGROUND OPERATIONS** | | | | | | | | | | | |
| Milled | - 000 tonnes / - 000 tons | **3,090** | 2,912 | 3,178 | 9,035 | 9,108 | **3,406** | 3,210 | 3,503 | 9,959 | 10,040 |
| Yield | - g / t / - oz / t | **6.41** | 6.33 | 6.84 | 6.32 | 6.95 | **0.187** | 0.185 | 0.200 | 0.184 | 0.203 |
| Gold produced | - kg / - oz (000) | **19,816** | 18,424 | 21,737 | 57,097 | 63,346 | **637** | 592 | 699 | 1,836 | 2,037 |
| **SURFACE AND DUMP RECLAMATION** | | | | | | | | | | | |
| Treated | - 000 tonnes / - 000 tons | **3,102** | 3,345 | 3,078 | 9,710 | 8,779 | **3,419** | 3,687 | 3,393 | 10,703 | 9,677 |
| Yield | - g / t / - oz / t | **0.49** | 0.49 | 0.40 | 0.52 | 0.42 | **0.014** | 0.014 | 0.012 | 0.015 | 0.012 |
| Gold produced | - kg / - oz (000) | **1,527** | 1,653 | 1,229 | 5,005 | 3,647 | **49** | 53 | 40 | 161 | 117 |
| **OPEN-PIT OPERATIONS** | | | | | | | | | | | |
| Mined | - 000 tonnes / - 000 tons | **37,408** | 43,894 | 44,777 | 126,654 | 135,667 | **41,235** | 48,385 | 49,358 | 139,612 | 149,547 |
| Treated | - 000 tonnes / - 000 tons | **6,713** | 6,487 | 6,318 | 18,937 | 18,813 | **7,400** | 7,151 | 6,964 | 20,874 | 20,738 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | **6.08** | 6.35 | 6.24 | 5.92 | 5.44 | **6.08** | 6.35 | 6.24 | 5.92 | 5.44 |
| Yield | - g / t / - oz / t | **1.95** | 1.92 | 2.15 | 1.95 | 2.16 | **0.057** | 0.056 | 0.063 | 0.057 | 0.063 |
| Gold in ore | - kg / - oz (000) | **8,604** | 8,231 | 4,089 | 24,586 | 28,766 | **277** | 265 | 131 | 790 | 925 |
| Gold produced | - kg / - oz (000) | **13,077** | 12,430 | 13,573 | 36,913 | 40,691 | **420** | 400 | 436 | 1,187 | 1,308 |
| **HEAP LEACH OPERATIONS** | | | | | | | | | | | |
| Mined | - 000 tonnes / - 000 tons | **14,605** | 14,489 | 13,475 | 42,976 | 41,042 | **16,099** | 15,971 | 14,854 | 47,373 | 45,241 |
| Placed [1] | - 000 tonnes / - 000 tons | **4,409** | 5,195 | 6,026 | 15,209 | 17,602 | **4,860** | 5,727 | 6,642 | 16,766 | 19,402 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | **2.52** | 1.67 | 1.38 | 1.85 | 1.42 | **2.52** | 1.67 | 1.38 | 1.85 | 1.42 |
| Yield [2] | - g / t / - oz / t | **0.60** | 0.71 | 0.56 | 0.63 | 0.62 | **0.018** | 0.021 | 0.016 | 0.018 | 0.018 |
| Gold placed [3] | - kg / - oz (000) | **2,667** | 3,692 | 3,376 | 9,579 | 10,918 | **86** | 119 | 109 | 308 | 351 |
| Gold produced | - kg / - oz (000) | **2,505** | 2,543 | 2,797 | 7,267 | 7,846 | **81** | 82 | 90 | 233 | 252 |
| **TOTAL** | | | | | | | | | | | |
| Gold produced | - kg / - oz (000) | **36,925** | 35,050 | 39,336 | 106,282 | 115,530 | **1,187** | 1,127 | 1,265 | 3,417 | 3,714 |
| Gold sold | - kg / - oz (000) | **38,435** | 34,459 | 40,902 | 105,478 | 116,704 | **1,236** | 1,108 | 1,315 | 3,391 | 3,752 |
| Price received | - R / kg / - $ / oz - sold | **61,095** | 241,505 | 160,127 | 185,498 | 100,660 | **261** | 897 | 644 | 653 | 416 |
| Price received normalised for accelerated settlement of non-hedge derivatives | - R / kg / - $ / oz - sold | **225,388** | 241,505 | 160,127 | 245,364 | 174,646 | **906** | 897 | 644 | 888 | 707 |
| Total cash costs | - R / kg / - $ / oz - produced | **133,274** | 127,956 | 121,440 | 134,192 | 111,540 | **534** | 472 | 486 | 485 | 451 |
| Total production costs | - R / kg / - $ / oz - produced | **166,355** | 161,909 | 152,945 | 169,536 | 142,586 | **667** | 598 | 612 | 612 | 576 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g / - oz | **328** | 313 | 346 | 312 | 330 | **10.56** | 10.08 | 11.12 | 10.02 | 10.60 |
| Actual | - g / - oz | **301** | 289 | 321 | 293 | 314 | **9.68** | 9.30 | 10.32 | 9.41 | 10.10 |
| **CAPITAL EXPENDITURE** | - Rm / - $m | **1,842** | 2,228 | 2,623 | 6,451 | 6,911 | **232** | 261 | 338 | 734 | 899 |

[1] Tonnes (tons) placed on to leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

*Rounding of figures may result in computational discrepancies.*



## Group **income statement**

| SA Rand million | Notes | Quarter ended September 2009 Unaudited | Quarter ended June 2009 Unaudited | Quarter ended September 2008 Unaudited | Nine months ended September 2009 Unaudited | Nine months ended September 2008 Unaudited |
|---|---|---|---|---|---|---|
| Revenue | 2 | **8,806** | 6,817 | 7,205 | 22,447 | 22,019 |
| | | | | | | |
| Gold income | | **8,512** | 6,481 | 6,851 | 21,511 | 21,258 |
| Cost of sales | 3 | **(6,168)** | (5,212) | (6,148) | (17,001) | (15,630) |
| (Loss) gain on non-hedge derivatives and other commodity contracts | 4 | **(11,216)** | 1,783 | 148 | (9,228) | (6,875) |
| Gross (loss) profit | | **(8,872)** | 3,051 | 851 | (4,718) | (1,248) |
| Corporate administration and other expenses | | **(264)** | (300) | (255) | (916) | (727) |
| Market development costs | | **(24)** | (25) | (25) | (77) | (73) |
| Exploration costs | | **(311)** | (243) | (205) | (776) | (739) |
| Other operating expenses | 5 | **(36)** | (51) | (73) | (137) | (89) |
| Operating special items | 6 | **(231)** | 739 | 121 | 448 | 476 |
| Operating (loss) profit | | **(9,738)** | 3,171 | 415 | (6,176) | (2,400) |
| Interest received | | **121** | 92 | 248 | 311 | 429 |
| Exchange gain | | **25** | 285 | 51 | 326 | 25 |
| Fair value adjustment on option component of convertible bond | | **(60)** | (123) | - | (183) | 183 |
| Finance costs and unwinding of obligations | | **(305)** | (322) | (235) | (879) | (701) |
| Share of equity accounted investments' profit (loss) | | **175** | 160 | (98) | 558 | (796) |
| (Loss) profit before taxation | | **(9,782)** | 3,263 | 381 | (6,043) | (3,261) |
| Taxation | 7 | **1,650** | (915) | (577) | 351 | (900) |
| (Loss) profit after taxation from continuing operations | | **(8,132)** | 2,348 | (196) | (5,692) | (4,161) |
| Discontinued operations | | | | | | |
| Profit from discontinued operations | | **-** | - | 6 | - | 194 |
| (Loss) profit for the period | | **(8,132)** | 2,348 | (190) | (5,692) | (3,968) |
| | | | | | | |
| Allocated as follows: | | | | | | |
| Equity shareholders | | **(8,245)** | 2,304 | (247) | (5,940) | (4,236) |
| Minority interest | | **113** | 44 | 57 | 248 | 268 |
| | | **(8,132)** | 2,348 | (190) | (5,692) | (3,968) |
| | | | | | | |
| Basic (loss) profit per ordinary share (cents) [1] | | | | | | |
| (Loss) profit from continuing operations | | **(2,286)** | 642 | (73) | (1,653) | (1,457) |
| Profit from discontinued operations | | **-** | - | 2 | - | 64 |
| (Loss) profit | | **(2,286)** | 642 | (71) | (1,653) | (1,393) |
| | | | | | | |
| Diluted (loss) profit per ordinary share (cents) [2] | | | | | | |
| (Loss) profit from continuing operations | | **(2,286)** | 641 | (73) | (1,653) | (1,457) |
| Profit from discontinued operations | | **-** | - | 2 | - | 64 |
| (Loss) profit | | **(2,286)** | 641 | (71) | (1,653) | (1,393) |

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

*Rounding of figures may result in computational discrepancies.*



## Group **income statement**

| US Dollar million | Notes | Quarter ended September 2009 Unaudited | Quarter ended June 2009 Unaudited | Quarter ended September 2008 Unaudited | Nine months ended September 2009 Unaudited | Nine months ended September 2008 Unaudited |
|---|---|---|---|---|---|---|
| Revenue | 2 | **1,140** | 814 | 930 | 2,642 | 2,859 |
| | | | | | | |
| Gold income | | **1,101** | 773 | 885 | 2,533 | 2,761 |
| Cost of sales | 3 | **(796)** | (617) | (790) | (1,981) | (2,029) |
| (Loss) gain on non-hedge derivatives and other commodity contracts | 4 | **(1,421)** | 231 | 92 | (1,170) | (528) |
| Gross (loss) profit | | **(1,116)** | 387 | 186 | (618) | 204 |
| Corporate administration and other expenses | | **(34)** | (36) | (33) | (105) | (94) |
| Market development costs | | **(3)** | (3) | (3) | (9) | (9) |
| Exploration costs | | **(40)** | (29) | (26) | (91) | (96) |
| Other operating expenses | 5 | **(5)** | (6) | (9) | (16) | (11) |
| Operating special items | 6 | **(31)** | 92 | 16 | 55 | 62 |
| Operating (loss) profit | | **(1,229)** | 406 | 130 | (784) | 55 |
| Interest received | | **16** | 11 | 32 | 36 | 56 |
| Exchange gain | | **3** | 36 | 6 | 40 | 3 |
| Fair value adjustment on option component of convertible bond | | **(9)** | (15) | - | (24) | 24 |
| Finance costs and unwinding of obligations | | **(39)** | (39) | (30) | (103) | (91) |
| Share of equity accounted investments' profit (loss) | | **22** | 19 | (12) | 64 | (100) |
| (Loss) profit before taxation | | **(1,236)** | 418 | 126 | (771) | (53) |
| Taxation | 7 | **209** | (113) | (69) | 57 | (115) |
| (Loss) profit after taxation from continuing operations | | **(1,027)** | 304 | 57 | (714) | (169) |
| Discontinued operations | | | | | | |
| Profit from discontinued operations | | **-** | - | 1 | - | 24 |
| (Loss) profit for the period | | **(1,027)** | 304 | 58 | (714) | (144) |
| | | | | | | |
| Allocated as follows: | | | | | | |
| Equity shareholders | | **(1,042)** | 299 | 51 | (743) | (179) |
| Minority interest | | **15** | 5 | 7 | 29 | 35 |
| | | **(1,027)** | 304 | 58 | (714) | (144) |
| | | | | | | |
| **Basic (loss) profit per ordinary share (cents) [1]** | | | | | | |
| (Loss) profit from continuing operations | | **(289)** | 83 | 15 | (207) | (67) |
| Profit from discontinued operations | | **-** | - | - | - | 8 |
| (Loss) profit | | **(289)** | 83 | 15 | (207) | (59) |
| | | | | | | |
| **Diluted (loss) profit per ordinary share (cents) [2]** | | | | | | |
| (Loss) profit from continuing operations | | **(289)** | 83 | 15 | (207) | (67) |
| Profit from discontinued operations | | **-** | - | - | - | 8 |
| (Loss) profit | | **(289)** | 83 | 15 | (207) | (59) |

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

*Rounding of figures may result in computational discrepancies.*



## Group statement of **comprehensive income**

| SA Rand million | Quarter ended September 2009 Unaudited | Quarter ended June 2009 Unaudited | Quarter ended September 2008 Unaudited | Nine months ended September 2009 Unaudited | Nine months ended September 2008 Unaudited |
|---|---|---|---|---|---|
| **(Loss) profit for the period** | **(8,132)** | 2,348 | (190) | (5,692) | (3,968) |
| Exchange differences on translation of foreign operations | **336** | (2,401) | 424 | (1,889) | 4,597 |
| Net loss on cash flow hedges reported in gold sales | **122** | 322 | 396 | 974 | 1,413 |
| Net (loss) gain on cash flow hedges | **(142)** | 321 | 141 | 8 | (622) |
| Hedge ineffectiveness on cash flow hedges | **(18)** | 7 | (1) | 25 | (3) |
| Realised (losses) gains on hedges of capital items | **(35)** | 36 | - | (14) | - |
| Deferred taxation thereon | **17** | (176) | (132) | (250) | (196) |
| | **(56)** | 510 | 404 | 743 | 592 |
| Net gain (loss) on available for sale financial assets | **100** | (47) | (14) | 136 | (81) |
| Release on disposal of available for sale financial assets | **-** | - | (2) | - | (8) |
| Deferred taxation thereon | **(4)** | (1) | 7 | (8) | 23 |
| | **96** | (48) | (9) | 128 | (66) |
| Actuarial loss recognised | **-** | - | (193) | - | (193) |
| Deferred taxation thereon | **-** | - | 69 | - | 66 |
| | **-** | - | (124) | - | (127) |
| **Other comprehensive income (expense) for the period net of tax** | **376** | (1,939) | 695 | (1,018) | 4,996 |
| **Total comprehensive (expense) income for the period net of tax** | **(7,756)** | 409 | 505 | (6,710) | 1,028 |
| Allocated as follows: | | | | | |
| Equity shareholders | **(7,869)** | 361 | 424 | (6,968) | 729 |
| Minority interest | **113** | 48 | 81 | 258 | 299 |
| | **(7,756)** | 409 | 505 | (6,710) | 1,028 |

*Rounding of figures may result in computational discrepancies.*



# Group statement of **comprehensive income**

| US Dollar million | Quarter ended September 2009 Unaudited | Quarter ended June 2009 Unaudited | Quarter ended September 2008 Unaudited | Nine months ended September 2009 Unaudited | Nine months ended September 2008 Unaudited |
|---|---|---|---|---|---|
| **(Loss) profit for the period** | **(1,027)** | 304 | 58 | **(714)** | **(144)** |
| | | | | | |
| Exchange differences on translation of foreign operations | **76** | 290 | (218) | 350 | (294) |
| | | | | | |
| Net loss on cash flow hedges reported in gold sales | **19** | 39 | 51 | 112 | 184 |
| Net (loss) gain on cash flow hedges | **(15)** | 33 | 19 | 1 | (81) |
| Hedge ineffectiveness on cash flow hedges | **(2)** | 2 | - | 3 | - |
| Realised (losses) gains on hedges of capital items | **(4)** | 4 | - | (2) | - |
| Deferred taxation thereon | **1** | (24) | (16) | (32) | (24) |
| | **(1)** | 54 | 54 | 82 | 79 |
| | | | | | |
| Net gain (loss) on available for sale financial assets | **12** | (4) | (2) | 16 | (11) |
| Release on disposal of available for sale financial assets | **-** | - | - | - | (1) |
| Deferred taxation thereon | **(1)** | - | - | (1) | 2 |
| | **11** | (4) | (2) | 15 | (10) |
| | | | | | |
| Actuarial loss recognised | **-** | - | (25) | - | (25) |
| Deferred taxation thereon | **-** | - | 9 | - | 9 |
| | **-** | - | (16) | - | (16) |
| | | | | | |
| **Other comprehensive income (expense) for the period net of tax** | **86** | 340 | (182) | 447 | (241) |
| | | | | | |
| **Total comprehensive (expense) income for the period net of tax** | **(941)** | 644 | (124) | (267) | (385) |
| | | | | | |
| Allocated as follows: | | | | | |
| Equity shareholders | **(956)** | 639 | (135) | (297) | (424) |
| Minority interest | **15** | 5 | 11 | 30 | 39 |
| | **(941)** | 644 | (124) | (267) | (385) |

*Rounding of figures may result in computational discrepancies.*



# Group **statement of financial position**

| SA Rand million | Note | As at September 2009 Unaudited | As at June 2009 Unaudited | As at December 2008 Unaudited | As at September 2008 Unaudited |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Non-current assets** | | | | | |
| Tangible assets | | **37,416** | 37,111 | 41,081 | 55,085 |
| Intangible assets | | **1,315** | 1,264 | 1,403 | 3,287 |
| Investments in associates and equity accounted joint ventures | | **1,890** | 1,805 | 2,814 | 2,846 |
| Other investments | | **961** | 820 | 625 | 663 |
| Inventories | | **2,550** | 2,432 | 2,710 | 2,389 |
| Trade and other receivables | | **766** | 696 | 585 | 531 |
| Derivatives | | **-** | 15 | - | - |
| Deferred taxation | | **487** | 390 | 475 | 111 |
| Other non-current assets | | **30** | 31 | 32 | 88 |
| | | **45,415** | 44,564 | 49,725 | 65,000 |
| **Current assets** | | | | | |
| Inventories | | **4,997** | 5,212 | 5,663 | 5,342 |
| Trade and other receivables | | **3,586** | 3,534 | 2,076 | 2,076 |
| Derivatives | | **2,900** | 3,551 | 5,386 | 3,851 |
| Current portion of other non-current assets | | **2** | 2 | 2 | 2 |
| Cash restricted for use | | **501** | 487 | 415 | 499 |
| Cash and cash equivalents | | **8,328** | 17,768 | 5,438 | 4,585 |
| | | **20,314** | 30,554 | 18,980 | 16,355 |
| Non-current assets held for sale | | **642** | 669 | 7,497 | 10 |
| | | **20,956** | 31,223 | 26,477 | 16,365 |
| **TOTAL ASSETS** | | **66,371** | 75,787 | 76,202 | 81,365 |
| **EQUITY AND LIABILITIES** | | | | | |
| Share capital and premium | 10 | **39,759** | 37,547 | 37,336 | 36,525 |
| Retained earnings and other reserves | | **(21,601)** | (13,570) | (14,380) | (6,579) |
| Minority interests | | **848** | 792 | 790 | 655 |
| **Total equity** | | **19,006** | 24,768 | 23,746 | 30,601 |
| **Non-current liabilities** | | | | | |
| Borrowings | | **12,512** | 12,857 | 8,224 | 6,865 |
| Environmental rehabilitation and other provisions | | **3,530** | 3,492 | 3,860 | 3,805 |
| Provision for pension and post-retirement benefits | | **1,280** | 1,279 | 1,293 | 1,257 |
| Trade, other payables and deferred income | | **107** | 111 | 99 | 72 |
| Derivatives | | **1,249** | 1,215 | 235 | 313 |
| Deferred taxation | | **4,272** | 6,032 | 5,838 | 8,170 |
| | | **22,950** | 24,986 | 19,549 | 20,483 |
| **Current liabilities** | | | | | |
| Current portion of borrowings | | **1,867** | 7,846 | 10,046 | 8,581 |
| Trade, other payables and deferred income | | **4,449** | 4,014 | 4,946 | 4,857 |
| Derivatives | | **16,954** | 13,011 | 16,426 | 15,998 |
| Taxation | | **1,079** | 1,098 | 1,033 | 846 |
| | | **24,349** | 25,969 | 32,451 | 30,282 |
| Non-current liabilities held for sale | | **66** | 64 | 456 | - |
| | | **24,415** | 26,033 | 32,907 | 30,282 |
| **Total liabilities** | | **47,365** | 51,019 | 52,456 | 50,764 |
| **TOTAL EQUITY AND LIABILITIES** | | **66,371** | 75,787 | 76,202 | 81,365 |
| Net asset value - cents per share | | **5,195** | 6,916 | 6,643 | 8,628 |

*Rounding of figures may result in computational discrepancies.*



## Group **statement of financial position**

| US Dollar million | Note | As at September 2009 Unaudited | As at June 2009 Unaudited | As at December 2008 Unaudited | As at September 2008 Restated Unaudited |
|---|---|---|---|---|---|
| **ASSETS** | | | | | |
| **Non-current assets** | | | | | |
| Tangible assets | | **4,980** | 4,813 | 4,345 | 6,663 |
| Intangible assets | | **175** | 164 | 148 | 398 |
| Investments in associates and equity accounted joint ventures | | **252** | 234 | 298 | 344 |
| Other investments | | **128** | 106 | 66 | 80 |
| Inventories | | **339** | 315 | 287 | 289 |
| Trade and other receivables | | **102** | 90 | 62 | 64 |
| Derivatives | | **-** | 2 | - | - |
| Deferred taxation | | **65** | 51 | 50 | 13 |
| Other non-current assets | | **4** | 4 | 3 | 11 |
| | | **6,045** | 5,780 | 5,259 | 7,863 |
| **Current assets** | | | | | |
| Inventories | | **665** | 676 | 599 | 646 |
| Trade and other receivables | | **477** | 458 | 220 | 251 |
| Derivatives | | **386** | 461 | 570 | 466 |
| Current portion of other non-current assets | | **-** | - | - | - |
| Cash restricted for use | | **67** | 63 | 44 | 60 |
| Cash and cash equivalents | | **1,108** | 2,305 | 575 | 555 |
| | | **2,703** | 3,963 | 2,008 | 1,978 |
| Non-current assets held for sale | | **85** | 87 | 793 | 1 |
| | | **2,788** | 4,050 | 2,801 | 1,979 |
| **TOTAL ASSETS** | | **8,833** | 9,830 | 8,060 | 9,842 |
| **EQUITY AND LIABILITIES** | | | | | |
| Share capital and premium | 10 | **5,794** | 5,508 | 5,485 | 5,403 |
| Retained earnings and other reserves | | **(3,378)** | (2,398) | (3,057) | (1,781) |
| Minority interests | | **113** | 103 | 83 | 79 |
| **Total equity** | | **2,529** | 3,212 | 2,511 | 3,702 |
| **Non-current liabilities** | | | | | |
| Borrowings | | **1,665** | 1,668 | 870 | 830 |
| Environmental rehabilitation and other provisions | | **470** | 453 | 408 | 460 |
| Provision for pension and post-retirement benefits | | **170** | 166 | 137 | 152 |
| Trade, other payables and deferred income | | **14** | 14 | 11 | 9 |
| Derivatives | | **166** | 158 | 25 | 38 |
| Deferred taxation | | **569** | 782 | 617 | 988 |
| | | **3,054** | 3,241 | 2,068 | 2,478 |
| **Current liabilities** | | | | | |
| Current portion of borrowings | | **249** | 1,018 | 1,063 | 1,038 |
| Trade, other payables and deferred income | | **592** | 521 | 524 | 587 |
| Derivatives | | **2,256** | 1,687 | 1,737 | 1,935 |
| Taxation | | **144** | 142 | 109 | 102 |
| | | **3,241** | 3,368 | 3,433 | 3,663 |
| Non-current liabilities held for sale | | **9** | 8 | 48 | - |
| | | **3,250** | 3,376 | 3,481 | 3,663 |
| **Total liabilities** | | **6,304** | 6,617 | 5,549 | 6,140 |
| **TOTAL EQUITY AND LIABILITIES** | | **8,833** | 9,830 | 8,060 | 9,842 |
| Net asset value - cents per share | | **691** | 897 | 702 | 1,044 |

*Rounding of figures may result in computational discrepancies.*



## Group **statement of cashflows**

| SA Rand million | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| **Cash flows from operating activities** | | | | | |
| Receipts from customers | **8,545** | 6,928 | 6,818 | 21,877 | 21,345 |
| Payments to suppliers and employees | **(6,147)** | (5,135) | (6,193) | (15,008) | (18,218) |
| Cash generated from operations | **2,398** | 1,793 | 625 | 6,869 | 3,127 |
| Cash generated (utilised) by discontinued operations | **-** | - | 9 | - | (7) |
| Dividend received from equity accounted investments | **21** | 421 | 141 | 615 | 483 |
| Taxation paid | **(234)** | (340) | (129) | (998) | (902) |
| Cash utilised for hedge buyback costs | **(6,315)** | - | (7,755) | (6,315) | (8,504) |
| Net cash (outflow) inflow from operating activities | **(4,130)** | 1,874 | (7,108) | 171 | (5,804) |
| | | | | | |
| **Cash flows from investing activities** | | | | | |
| Capital expenditure | **(1,836)** | (2,189) | (2,615) | (6,413) | (6,881) |
| Proceeds from disposal of tangible assets | **43** | 7,156 | 25 | 7,216 | 268 |
| Proceeds from disposal of assets of discontinued operations | **-** | - | 1 | - | 79 |
| Other investments acquired | **(328)** | (33) | (228) | (521) | (572) |
| Associates acquired | **-** | (9) | (3) | (9) | (3) |
| Proceeds on disposal of associate | **-** | - | (13) | - | 383 |
| Associates' loans advanced | **-** | - | (36) | - | (35) |
| Associates' loans repaid | **-** | 3 | 2 | 3 | 32 |
| Proceeds from disposal of investments | **258** | 60 | 214 | 484 | 526 |
| (Increase) decrease in cash restricted for use | **(16)** | 10 | 24 | (110) | (144) |
| Interest received | **129** | 88 | 256 | 316 | 440 |
| Loans advanced | **-** | (1) | - | (1) | (3) |
| Repayment of loans advanced | **1** | 1 | 1 | 2 | 2 |
| Net cash (outflow) inflow from investing activities | **(1,749)** | 5,086 | (2,372) | 967 | (5,907) |
| | | | | | |
| **Cash flows from financing activities** | | | | | |
| Proceeds from issue of share capital | **2,215** | 15 | 13,494 | 2,345 | 13,580 |
| Share issue expenses | **(34)** | (6) | (410) | (45) | (410) |
| Proceeds from borrowings | **6,709** | 7,092 | 2,305 | 24,739 | 5,412 |
| Repayment of borrowings | **(12,957)** | (1,003) | (4,402) | (24,095) | (4,589) |
| Finance costs paid | **(110)** | (245) | (242) | (766) | (522) |
| Advanced proceeds from rights offer | **-** | - | (6) | - | - |
| Dividends paid | **(253)** | - | (254) | (431) | (455) |
| Net cash (outflow) inflow from financing activities | **(4,430)** | 5,853 | 10,486 | 1,747 | 13,016 |
| | | | | | |
| **Net (decrease) increase in cash and cash equivalents** | **(10,309)** | 12,813 | 1,005 | 2,885 | 1,306 |
| Translation | **869** | (919) | (81) | 5 | 33 |
| Cash and cash equivalents at beginning of period | **17,768** | 5,874 | 3,661 | 5,438 | 3,246 |
| **Cash and cash equivalents at end of period** | **8,328** | 17,768 | 4,585 | 8,328 | 4,585 |
| | | | | | |
| **Cash generated from operations** | | | | | |
| (Loss) profit before taxation | **(9,782)** | 3,263 | 381 | (6,043) | (3,261) |
| Adjusted for: | | | | | |
| Movement on non-hedge derivatives and other commodity contracts | **11,041** | (525) | (821) | 12,136 | 4,215 |
| Amortisation of tangible assets | **1,107** | 1,095 | 1,111 | 3,463 | 3,233 |
| Finance costs and unwinding of obligations | **305** | 322 | 235 | 879 | 701 |
| Environmental, rehabilitation and other expenditure | **33** | (27) | 54 | 22 | 113 |
| Operating special items | **231** | (733) | (121) | (441) | (476) |
| Amortisation of intangible assets | **4** | 4 | 4 | 14 | 11 |
| Deferred stripping | **(96)** | (263) | (124) | (671) | (278) |
| Fair value adjustment on option components of convertible bond | **60** | 123 | - | 183 | (183) |
| Interest receivable | **(121)** | (92) | (248) | (311) | (429) |
| Share of equity accounted investments' (profit) loss | **(175)** | (160) | 98 | (558) | 796 |
| Other non-cash movements | **23** | (285) | 295 | (179) | 412 |
| Movements in working capital | **(232)** | (928) | (238) | (1,625) | (1,727) |
| | **2,398** | 1,793 | 625 | 6,869 | 3,127 |
| | | | | | |
| **Movements in working capital** | | | | | |
| Decrease (increase) in inventories | **104** | 1,153 | (310) | 817 | (2,427) |
| (Increase) decrease in trade and other receivables | **(125)** | 131 | (241) | (332) | (753) |
| (Decrease) increase in trade and other payables | **(211)** | (2,212) | 312 | (2,110) | 1,452 |
| | **(232)** | (928) | (238) | (1,625) | (1,727) |

*Rounding of figures may result in computational discrepancies.*



## Group **statement of cashflows**

| US Dollar million | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 Restated |
|---|---|---|---|---|---|
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| **Cash flows from operating activities** | | | | | |
| Receipts from customers | **1,104** | 811 | 884 | 2,561 | 2,781 |
| Payments to suppliers and employees | **(741)** | (575) | (765) | (1,694) | (2,359) |
| Cash generated from operations | **363** | 236 | 119 | 867 | 422 |
| Cash generated (utilised) by discontinued operations | **-** | - | 1 | - | (1) |
| Dividend received from equity accounted investments | **5** | 59 | 15 | 82 | 58 |
| Taxation paid | **(32)** | (40) | (16) | (115) | (117) |
| Cash utilised for hedge buyback costs | **(797)** | - | (1,018) | (797) | (1,112) |
| Net cash (outflow) inflow from operating activities | **(461)** | 255 | (899) | 37 | (750) |
| | | | | | |
| **Cash flows from investing activities** | | | | | |
| Capital expenditure | **(239)** | (257) | (337) | (737) | (895) |
| Proceeds from disposal of tangible assets | **5** | 893 | 3 | 900 | 35 |
| Proceeds from disposal of assets of discontinued operations | **-** | - | - | - | 10 |
| Other investments acquired | **(39)** | (5) | (29) | (60) | (74) |
| Associates acquired | **-** | (1) | 1 | (1) | 1 |
| Proceeds on disposal of associate | **-** | - | - | - | 50 |
| Associates' loans advanced | **-** | - | (5) | - | (4) |
| Associates' loans repaid | **-** | - | - | - | 4 |
| Proceeds from disposal of investments | **31** | 8 | 28 | 56 | 68 |
| (Increase) decrease in cash restricted for use | **(2)** | 1 | 3 | (11) | (19) |
| Interest received | **17** | 11 | 33 | 37 | 57 |
| Loans advanced | **-** | - | - | - | - |
| Repayment of loans advanced | **-** | - | - | - | - |
| Net cash (outflow) inflow from investing activities | **(227)** | 650 | (303) | 184 | (768) |
| | | | | | |
| **Cash flows from financing activities** | | | | | |
| Proceeds from issue of share capital | **287** | 3 | 1,710 | 301 | 1,722 |
| Share issue expenses | **(5)** | (1) | (54) | (6) | (54) |
| Proceeds from borrowings | **784** | 856 | 298 | 2,745 | 704 |
| Repayment of borrowings | **(1,573)** | (111) | (573) | (2,708) | (597) |
| Finance costs paid | **(16)** | (31) | (31) | (88) | (68) |
| Advanced proceeds from rights offer | **-** | - | (1) | - | - |
| Dividends paid | **(32)** | - | (33) | (50) | (58) |
| Net cash (outflow) inflow from financing activities | **(555)** | 716 | 1,317 | 194 | 1,649 |
| | | | | | |
| **Net (decrease) increase in cash and cash equivalents** | **(1,243)** | 1,621 | 114 | 415 | 131 |
| Translation | **46** | 71 | (27) | 118 | (54) |
| Cash and cash equivalents at beginning of period | **2,305** | 613 | 467 | 575 | 477 |
| Cash and cash equivalents at end of period | **1,108** | 2,305 | 555 | 1,108 | 555 |
| | | | | | |
| **Cash generated from operations** | | | | | |
| (Loss) profit before taxation | **(1,236)** | 418 | 126 | (771) | (53) |
| Adjusted for: | | | | | |
| Movement on non-hedge derivatives and other commodity contracts | **1,398** | (81) | (178) | 1,481 | 187 |
| Amortisation of tangible assets | **143** | 130 | 143 | 400 | 420 |
| Finance costs and unwinding of obligations | **39** | 39 | 30 | 103 | 91 |
| Environmental, rehabilitation and other expenditure | **5** | (3) | 7 | 3 | 14 |
| Operating special items | **31** | (92) | (16) | (54) | (62) |
| Amortisation of intangible assets | **1** | 1 | - | 2 | 1 |
| Deferred stripping | **(13)** | (31) | (16) | (75) | (36) |
| Fair value adjustment on option components of convertible bond | **9** | 15 | - | 24 | (24) |
| Interest receivable | **(16)** | (11) | (32) | (36) | (56) |
| Share of equity accounted investments' (profit) loss | **(22)** | (19) | 12 | (64) | 100 |
| Other non-cash movements | **3** | (36) | 37 | (24) | 51 |
| Movements in working capital | **21** | (94) | 5 | (122) | (211) |
| | **363** | 236 | 119 | 867 | 422 |
| | | | | | |
| **Movements in working capital** | | | | | |
| (Increase) decrease in inventories | **(12)** | (74) | 14 | (120) | (150) |
| Increase in trade and other receivables | **(25)** | (44) | (17) | (100) | (56) |
| Increase (decrease) in trade and other payables | **58** | 24 | 7 | 98 | (6) |
| | **21** | (94) | 5 | (122) | (211) |

*Rounding of figures may result in computational discrepancies.*



# Group **statement of changes in equity**

| SA Rand million | Share capital & premium | Other capital reserves | Retained earnings | Cash flow hedge reserve | Available for sale reserve | Actuarial (losses) gains | Foreign currency translation reserve | Total | Minority interests | Total equity |
|---|---|---|---|---|---|---|---|---|---|---|
| Balance at December 2007 | 22,371 | 714 | (5,524) | (1,634) | 59 | (108) | 326 | 16,204 | 429 | 16,633 |
| (Loss) profit for the period | | | (4,236) | | | | | (4,236) | 268 | (3,968) |
| Comprehensive income (expense) | | | | 561 | (66) | (127) | 4,597 | 4,965 | 31 | 4,996 |
| Total comprehensive (expense) income | - | - | (4,236) | 561 | (66) | (127) | 4,597 | 729 | 299 | 1,028 |
| Shares issued | 14,154 | | | | | | | 14,154 | | 14,154 |
| Share-based payment for share awards | | 161 | | | | | | 161 | | 161 |
| Dividends paid | | | (324) | | | | | (324) | | (324) |
| Dividends of subsidiaries | | | | | | | | - | (131) | (131) |
| Transfers to other reserves | | 12 | (12) | | | | | - | | - |
| Acquisition of minority interest | | | (853) | | | | | (853) | 6 | (847) |
| Translation | | (5) | | (122) | | 2 | | (125) | 52 | (73) |
| **Balance at September 2008** | 36,525 | 882 | (10,949) | (1,195) | (7) | (233) | 4,923 | 29,946 | 655 | 30,601 |
| | | | | | | | | | | |
| Balance at December 2008 | 37,336 | 799 | (22,879) | (1,008) | (18) | (347) | 9,073 | 22,956 | 790 | 23,746 |
| (Loss) profit for the period | | | (5,940) | | | | | (5,940) | 248 | (5,692) |
| Comprehensive income (expense) | | | | 733 | 128 | | (1,889) | (1,028) | 10 | (1,018) |
| Total comprehensive (expense) income | - | - | (5,940) | 733 | 128 | - | (1,889) | (6,968) | 258 | (6,710) |
| Shares issued | 2,423 | | | | | | | 2,423 | | 2,423 |
| Share-based payment for share awards | | 120 | | | | | | 120 | | 120 |
| Dividends paid | | | (392) | | | | | (392) | | (392) |
| Dividends of subsidiaries | | | | | | | | - | (43) | (43) |
| Translation | | (23) | | 43 | (3) | 2 | | 19 | (157) | (138) |
| **Balance at September 2009** | 39,759 | 896 | (29,211) | (232) | 107 | (345) | 7,184 | 18,158 | 848 | 19,006 |
| | | | | | | | | | | |
| **US Dollar million** | | | | | | | | | | |
| Balance at December 2007 | 3,608 | 105 | (1,020) | (240) | 9 | (16) | (67) | 2,379 | 63 | 2,442 |
| (Loss) profit for the period | | | (179) | | | | | (179) | 35 | (144) |
| Comprehensive income (expense) | | | | 75 | (10) | (16) | (294) | (245) | 4 | (241) |
| Total comprehensive (expense) income | - | - | (179) | 75 | (10) | (16) | (294) | (424) | 39 | (385) |
| Shares issued | 1,795 | | | | | | | 1,795 | | 1,795 |
| Share-based payment for share awards | | 21 | | | | | | 21 | | 21 |
| Dividends paid | | | (41) | | | | | (41) | | (41) |
| Dividends of subsidiaries | | | | | | | | - | (17) | (17) |
| Transfers to other reserves | | 1 | (1) | | | | | - | | - |
| Acquisition of minority interest | | | (111) | | | | | (111) | 1 | (110) |
| Translation | | (20) | | 20 | | 4 | | 4 | (7) | (3) |
| **Balance at September 2008 - restated** | 5,403 | 107 | (1,352) | (145) | (1) | (28) | (361) | 3,623 | 79 | 3,702 |
| | | | | | | | | | | |
| Balance at December 2008 | 5,485 | 85 | (2,368) | (107) | (2) | (37) | (628) | 2,428 | 83 | 2,511 |
| (Loss) profit for the period | | | (743) | | | | | (743) | 29 | (714) |
| Comprehensive income | | | | 81 | 15 | | 350 | 446 | 1 | 447 |
| Total comprehensive (expense) income | - | - | (743) | 81 | 15 | - | 350 | (297) | 30 | (267) |
| Shares issued | 309 | | | | | | | 309 | | 309 |
| Share-based payment for share awards | | 14 | | | | | | 14 | | 14 |
| Dividends paid | | | (45) | | | | | (45) | | (45) |
| Dividends of subsidiaries | | | | | | | | - | (5) | (5) |
| Translation | | 20 | | (5) | 1 | (9) | | 7 | 5 | 12 |
| **Balance at September 2009** | 5,794 | 119 | (3,156) | (31) | 14 | (46) | (278) | 2,416 | 113 | 2,529 |

*Rounding of figures may result in computational discrepancies.*



# Segmental reporting

**for the quarter and nine months ended 30 September 2009**

AngloGold Ashanti has implemented IFRS8 "Operating Segments" with effect from 1 January 2009 and this has resulted in a change to the segmental information reported by Anglogold Ashanti. Comparative information has been presented on a consistent basis. AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker. Individual members of the Executive Management team are responsible for geographic regions of the business.

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
| | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited |
|---|---|---|---|---|---|---|---|---|---|---|
| | SA Rand million | | | | | US Dollar million | | | | |
| **Gold income** | | | | | | | | | | |
| Southern Africa | **4,081** | 3,391 | 3,071 | 10,517 | 8,747 | **530** | 404 | 399 | 1,242 | 1,137 |
| Continental Africa | **2,111** | 1,701 | 1,936 | 5,293 | 7,325 | **270** | 202 | 248 | 622 | 945 |
| Australia [(1)] | **449** | (104) | 582 | 971 | 1,401 | **58** | (13) | 75 | 108 | 186 |
| South America | **1,452** | 1,205 | 960 | 3,779 | 2,332 | **188** | 145 | 124 | 447 | 306 |
| North America | **420** | 288 | 303 | 950 | 1,453 | **54** | 35 | 39 | 114 | 187 |
| | **8,512** | 6,481 | 6,851 | 21,511 | 21,258 | **1,101** | 773 | 885 | 2,533 | 2,761 |

[(1)] The gold loss for Australia in the June 2009 quarter is due to the differing accounting treatment of normal sale exempted contracts and realised non-hedge derivatives. Normal sale exempted contracts are disclosed under "gold income" whilst realised non-hedge derivatives are disclosed under "non-hedge derivative and other commodity contracts". On an aggregated basis the loss on "gold income" and the significant gain on the "non-hedge derivatives" resulted in a total gold price received of $892/oz.

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
| | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited |
|---|---|---|---|---|---|---|---|---|---|---|
| | SA Rand million | | | | | US Dollar million | | | | |
| **Gross (loss) profit adjusted for the (loss) gain on unrealised non-hedge derivatives and other commodity contracts** | | | | | | | | | | |
| Southern Africa | **(1,374)** | 1,186 | 545 | 1,495 | (1,531) | **(170)** | 143 | 72 | 143 | (185) |
| Continental Africa | **(1,640)** | 645 | (394) | (438) | (2,255) | **(205)** | 78 | (49) | (71) | (280) |
| Australia | **(499)** | 234 | (94) | (169) | (629) | **(63)** | 28 | (12) | (25) | (78) |
| South America | **(215)** | 552 | 110 | 821 | (221) | **(25)** | 67 | 15 | 92 | (24) |
| North America | **(126)** | 193 | 86 | 289 | (71) | **(15)** | 23 | 11 | 30 | (7) |
| Other | **15** | 54 | (5) | 156 | 143 | **2** | 9 | - | 19 | 18 |
| Sub-total | **(3,839)** | 2,864 | 249 | 2,154 | (4,565) | **(475)** | 347 | 37 | 188 | (555) |
| Less equity accounted investments | **(271)** | (353) | (65) | (989) | 378 | **(35)** | (42) | (9) | (113) | 46 |
| | **(4,110)** | 2,511 | 184 | 1,165 | (4,187) | **(510)** | 305 | 28 | 74 | (509) |

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
| | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited |
|---|---|---|---|---|---|---|---|---|---|---|
| | SA Rand million | | | | | US Dollar million | | | | |
| **Adjusted gross profit (loss) excluding hedge buyback costs** | | | | | | | | | | |
| Southern Africa | **906** | 1,186 | 545 | 3,775 | 2,672 | **118** | 143 | 72 | 431 | 345 |
| Continental Africa | **635** | 645 | (394) | 1,837 | 311 | **82** | 78 | (49) | 216 | 44 |
| Australia | **85** | 234 | (94) | 415 | 107 | **11** | 28 | (12) | 49 | 15 |
| South America | **668** | 552 | 110 | 1,704 | 716 | **87** | 67 | 15 | 203 | 94 |
| North America | **165** | 193 | 86 | 581 | 375 | **21** | 23 | 11 | 67 | 49 |
| Other | **15** | 54 | (5) | 156 | 17 | **2** | 8 | - | 18 | 2 |
| Sub-total | **2,476** | 2,864 | 249 | 8,468 | 4,197 | **321** | 347 | 37 | 984 | 549 |
| Less equity accounted investments | **(271)** | (353) | (65) | (989) | (366) | **(35)** | (42) | (9) | (113) | (48) |
| | **2,205** | 2,511 | 184 | 7,480 | 3,831 | **287** | 305 | 28 | 871 | 501 |

*Rounding of figures may result in computational discrepancies.*

# Segmental reporting (continued)

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | kg | | | | | oz (000) | | | | |
| **Gold production [1]** | | | | | | | | | | |
| Southern Africa | **15,014** | 14,011 | 17,273 | 43,979 | 50,611 | **483** | 450 | 555 | 1,414 | 1,627 |
| Continental Africa | **12,155** | 12,006 | 11,962 | 34,809 | 36,129 | **391** | 386 | 385 | 1,119 | 1,162 |
| Australia | **3,176** | 2,928 | 3,590 | 9,145 | 10,826 | **102** | 94 | 115 | 294 | 348 |
| South America | **4,896** | 4,488 | 4,556 | 13,311 | 12,370 | **157** | 144 | 146 | 428 | 398 |
| North America | **1,684** | 1,617 | 1,955 | 5,038 | 5,594 | **54** | 52 | 63 | 162 | 180 |
| | **36,925** | 35,050 | 39,336 | 106,282 | 115,530 | **1,187** | 1,127 | 1,265 | 3,417 | 3,714 |

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | SA Rand million | | | | | US Dollar million | | | | |
| **Capital expenditure [1]** | | | | | | | | | | |
| Southern Africa | **927** | 821 | 804 | 2,440 | 2,029 | **116** | 95 | 103 | 280 | 264 |
| Continental Africa | **308** | 316 | 551 | 1,001 | 1,351 | **40** | 37 | 71 | 115 | 176 |
| Australia | **61** | 538 | 936 | 1,539 | 2,564 | **8** | 66 | 121 | 169 | 334 |
| South America | **357** | 346 | 266 | 989 | 742 | **45** | 40 | 34 | 114 | 97 |
| North America | **163** | 190 | 45 | 431 | 185 | **20** | 21 | 6 | 50 | 24 |
| Other | **26** | 17 | 21 | 51 | 40 | **3** | 2 | 3 | 6 | 4 |
| | **1,842** | 2,228 | 2,623 | 6,451 | 6,911 | **232** | 261 | 338 | 734 | 899 |

| | As at Sep 2009 | As at Jun 2009 | As at Dec 2008 | As at Sep 2008 | As at Sep 2009 | As at Jun 2009 | As at Dec 2008 | As at Sep 2008 |
|---|---|---|---|---|---|---|---|---|
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Restated Unaudited |
| | SA Rand million | | | | US Dollar million | | | |
| **Total assets** | | | | | | | | |
| Southern Africa | **22,778** | 20,775 | 20,244 | 19,874 | **3,031** | 2,695 | 2,141 | 2,404 |
| Continental Africa | **20,385** | 20,627 | 24,405 | 34,770 | **2,713** | 2,675 | 2,581 | 4,206 |
| Australia | **6,728** | 12,395 | 12,936 | 11,982 | **895** | 1,608 | 1,368 | 1,449 |
| South America | **9,061** | 8,564 | 10,386 | 8,250 | **1,206** | 1,111 | 1,098 | 998 |
| North America | **5,002** | 4,757 | 5,422 | 4,592 | **666** | 617 | 573 | 555 |
| Other | **2,919** | 9,167 | 3,658 | 2,587 | **389** | 1,189 | 388 | 313 |
| | 66,873 | 76,285 | 77,051 | 82,056 | 8,900 | 9,894 | 8,149 | 9,925 |
| Less equity accounted investments | **(502)** | (498) | (849) | (691) | **(67)** | (65) | (89) | (84) |
| **Total assets** | **66,371** | 75,787 | 76,202 | 81,365 | **8,833** | 9,830 | 8,060 | 9,842 |

[1] Gold production and capital expenditure includes equity accounted investments.

*Rounding of figures may result in computational discrepancies.*



# Notes
## for the quarter and nine months ended 30 September 2009

### 1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. Except for the change in accounting policy described in note 15, the group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2008 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2009, where applicable, with the only significant changes arising from IAS1 (revised) – "Presentation of Financial Statements" and IFRS8 "Operating Segments". As a result of the revision of IAS1, a Statement of comprehensive income, which discloses non owner changes in equity, and a statement of changes in equity are presented. The effects of the adoption of IFRS8 are disclosed in Segmental reporting.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2009.

### 2. Revenue

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
| | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | SA Rand million | | | | | US Dollar million | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Gold income | **8,512** | 6,481 | 6,851 | 21,511 | 21,258 | **1,101** | 773 | 885 | 2,533 | 2,761 |
| By-products (note 3) | **173** | 244 | 106 | 625 | 332 | **23** | 30 | 14 | 73 | 43 |
| Interest received | **121** | 92 | 248 | 311 | 429 | **16** | 11 | 32 | 36 | 56 |
| | **8,806** | 6,817 | 7,205 | 22,447 | 22,019 | **1,140** | 814 | 930 | 2,642 | 2,859 |

### 3. Cost of sales

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
| | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | SA Rand million | | | | | US Dollar million | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Cash operating costs | **(4,719)** | (4,280) | (4,540) | (13,628) | (11,916) | **(608)** | (507) | (584) | (1,583) | (1,548) |
| By-products revenue (note 2) | **173** | 244 | 106 | 625 | 332 | **23** | 30 | 14 | 73 | 43 |
| By-products cash operating costs | **(74)** | (105) | (57) | (275) | (221) | **(10)** | (13) | (8) | (32) | (29) |
| | **(4,620)** | (4,141) | (4,491) | (13,278) | (11,805) | **(595)** | (490) | (578) | (1,542) | (1,534) |
| Other cash costs | **(222)** | (182) | (177) | (611) | (538) | **(29)** | (22) | (23) | (71) | (70) |
| Total cash costs | **(4,842)** | (4,323) | (4,668) | (13,888) | (12,343) | **(624)** | (512) | (601) | (1,613) | (1,604) |
| Retrenchment costs | **(17)** | (40) | (14) | (71) | (56) | **(2)** | (5) | (2) | (8) | (7) |
| Rehabilitation and other non-cash costs | **(96)** | (32) | (102) | (187) | (221) | **(12)** | (4) | (13) | (22) | (28) |
| Production costs | **(4,955)** | (4,395) | (4,784) | (14,147) | (12,620) | **(638)** | (521) | (616) | (1,643) | (1,639) |
| Amortisation of tangible assets | **(1,107)** | (1,095) | (1,111) | (3,463) | (3,233) | **(143)** | (130) | (143) | (400) | (420) |
| Amortisation of intangible assets | **(4)** | (4) | (4) | (14) | (11) | **(1)** | (1) | - | (2) | (1) |
| Total production costs | **(6,066)** | (5,495) | (5,899) | (17,624) | (15,864) | **(781)** | (652) | (759) | (2,045) | (2,060) |
| Inventory change | **(102)** | 282 | (249) | 622 | 234 | **(14)** | 34 | (32) | 65 | 31 |
| | **(6,168)** | (5,212) | (6,148) | (17,001) | (15,630) | **(796)** | (617) | (790) | (1,981) | (2,029) |

*Rounding of figures may result in computational discrepancies.*



### 4. (Loss) gain on non-hedge derivatives and other commodity contracts

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited |
| | SA Rand million | | | | | US Dollar million | | | | |
| (Loss) gain on realised non-hedge derivatives | **(139)** | 1,243 | (519) | 2,970 | (1,797) | **(19)** | 149 | (66) | 319 | (230) |
| Realised loss on other commodity contracts | **-** | - | - | - | (253) | **-** | - | - | - | (32) |
| Loss on hedge buyback costs | **(6,315)** | - | - | (6,315) | (7,765) | **(797)** | - | - | (797) | (979) |
| (Loss) gain on unrealised non-hedge derivatives | **(4,762)** | 540 | 666 | (5,883) | 2,876 | **(606)** | 82 | 158 | (692) | 705 |
| Unrealised gain on other commodity physical borrowings | **-** | - | 1 | - | 26 | **-** | - | - | - | 3 |
| Provision reversed for gain on future deliveries of other commodities | **-** | - | - | - | 37 | **-** | - | - | - | 5 |
| | **(11,216)** | 1,783 | 148 | (9,228) | (6,875) | **(1,421)** | 231 | 92 | (1,170) | (528) |

### 5. Other operating expenses

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited |
| | SA Rand million | | | | | US Dollar million | | | | |
| Pension and medical defined benefit provisions | **(24)** | (24) | (24) | (73) | (72) | **(3)** | (3) | (3) | (9) | (9) |
| Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations | **(11)** | (24) | (49) | (62) | (17) | **(2)** | (3) | (6) | (7) | (2) |
| Miscellaneous | **(1)** | (3) | - | (2) | - | **-** | - | - | - | - |
| | **(36)** | (51) | (73) | (137) | (89) | **(5)** | (6) | (9) | (16) | (11) |

### 6. Operating special items

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited |
| | SA Rand million | | | | | US Dollar million | | | | |
| Reimbursement of indirect tax expenses | **11** | 12 | 1 | 21 | 77 | **1** | 2 | - | 3 | 10 |
| Siguiri royalty payment calculation dispute with the Guinean Administration | **-** | - | - | - | (27) | **-** | - | - | - | (4) |
| ESOP and BEE costs resulting from rights offer | **-** | - | - | - | (76) | **-** | - | - | - | (10) |
| Impairment of tangible assets (note 8) | **(94)** | - | (3) | (94) | (7) | **(13)** | - | - | (13) | (1) |
| Recovery of loan | **-** | - | 34 | - | 34 | **-** | - | 4 | - | 4 |
| Recovery (loss) on consignment stock | **7** | (116) | - | (109) | - | **1** | (15) | - | (14) | - |
| Provision for bad debt - Pamodzi Gold | **-** | (3) | - | (65) | - | **-** | - | - | (6) | - |
| (Loss) profit on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 8) | **(156)** | 839 | 82 | 689 | 457 | **(21)** | 105 | 11 | 84 | 60 |
| Insurance claim recovery (note 8) | **-** | 7 | - | 7 | - | **-** | 1 | - | 1 | - |
| (Loss) profit on disposal of investment in associate (note 8) | **-** | - | (12) | - | 18 | **-** | - | (2) | - | 2 |
| Nufcor Uranium Trust contributions by other members (note 8) | **-** | - | 19 | - | - | **-** | - | 3 | - | - |
| | **(231)** | 739 | 121 | 448 | 476 | **(31)** | 92 | 16 | 55 | 62 |

*Rounding of figures may result in computational discrepancies.*



## 7. Taxation

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited |
| | SA Rand million | | | | | US Dollar million | | | | |
| **South African taxation** | | | | | | | | | | |
| Mining tax | **14** | (108) | - | (93) | - | **2** | (13) | - | (11) | (1) |
| Non-mining tax | **77** | (126) | (21) | (79) | (67) | **10** | (15) | (3) | (9) | (10) |
| Under provision prior year | **(12)** | (13) | (10) | (40) | (61) | **(2)** | (2) | (1) | (5) | (8) |
| **Deferred taxation:** | | | | | | | | | | |
| Temporary differences | **(44)** | 12 | (252) | (355) | 607 | **(6)** | 2 | (33) | (36) | 75 |
| Unrealised non-hedge derivatives and other commodity contracts | **1,317** | (238) | 4 | 1,247 | (742) | **167** | (30) | 5 | 154 | (90) |
| Change in statutory tax rate | **-** | - | - | - | 69 | **-** | - | - | - | 9 |
| | **1,353** | (473) | (279) | 680 | (193) | **171** | (58) | (32) | 93 | (24) |
| | | | | | | | | | | |
| **Foreign taxation** | | | | | | | | | | |
| Normal taxation | **(262)** | (379) | (84) | (777) | (420) | **(34)** | (46) | (11) | (93) | (56) |
| (Under) over provision prior year | **(27)** | (3) | 5 | (41) | 41 | **(4)** | - | 1 | (5) | 6 |
| **Deferred taxation:** | | | | | | | | | | |
| Temporary differences | **393** | (155) | (207) | 190 | (224) | **51** | (21) | (26) | 25 | (29) |
| Unrealised non-hedge derivatives and other commodity contracts | **193** | 94 | (12) | 299 | (104) | **24** | 12 | (1) | 38 | (13) |
| | **297** | (442) | (298) | (329) | (707) | **38** | (55) | (37) | (36) | (92) |
| | | | | | | | | | | |
| | **1,650** | (915) | (577) | 351 | (900) | **209** | (113) | (69) | 57 | (115) |

## 8. Headline (loss) earnings

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited |
| | SA Rand million | | | | | US Dollar million | | | | |
| The (loss) profit attributable to equity shareholders has been adjusted by the following to arrive at headline (loss) earnings: | | | | | | | | | | |
| (Loss) profit attributable to equity shareholders | **(8,245)** | 2,304 | (247) | (5,940) | (4,236) | **(1,042)** | 299 | 51 | (743) | (179) |
| Impairment of tangible assets (note 6) | **94** | - | 3 | 94 | 7 | **13** | - | - | 13 | 1 |
| Loss (profit) on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 6) | **156** | (839) | (82) | (689) | (457) | **21** | (105) | (11) | (84) | (60) |
| Nufcor Uranium Trust contributions by other members (note 6) | **-** | - | (19) | - | - | **-** | - | (3) | - | - |
| Insurance claim recovery (note 6) | **-** | (7) | - | (7) | - | **-** | (1) | - | (1) | - |
| Loss (profit) on disposal of investment in associate (note 6) | **-** | - | 12 | - | (18) | **-** | - | 2 | - | (2) |
| Profit on disposal of discontinued assets | **-** | - | (1) | - | (218) | **-** | - | - | - | (27) |
| Impairment of investment in associates | **(2)** | 3 | 21 | 3 | 35 | **-** | - | 3 | - | 4 |
| Profit on disposal of assets in associate | **-** | - | - | - | (23) | **-** | - | - | - | (3) |
| Taxation on items above - current portion | **(48)** | 201 | 2 | 156 | 7 | **(6)** | 26 | - | 19 | 1 |
| Taxation on items above - deferred portion | **(22)** | (32) | 13 | (54) | 17 | **(3)** | (4) | 2 | (7) | 2 |
| Discontinued operations taxation on items above | **-** | - | - | - | (6) | **-** | - | - | - | (1) |
| | **(8,068)** | 1,631 | (298) | (6,437) | (4,891) | **(1,018)** | 215 | 44 | (803) | (263) |
| | | | | | | | | | | |
| **Cents per share** [1] | | | | | | | | | | |
| Headline (loss) earnings | **(2,237)** | 455 | (86) | (1,791) | (1,609) | **(282)** | 60 | 13 | (223) | (87) |

[1] Calculated on the basic weighted average number of ordinary shares.

*Rounding of figures may result in computational discrepancies.*



### 9. Number of shares

| | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|
| | Sep 2009 Unaudited | Jun 2009 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Sep 2008 Unaudited |
| Authorised number of shares: | | | | | |
| Ordinary shares of 25 SA cents each | 600,000,000 | 600,000,000 | 400,000,000 | 600,000,000 | 400,000,000 |
| E ordinary shares of 25 SA cents each | 4,280,000 | 4,280,000 | 4,280,000 | 4,280,000 | 4,280,000 |
| A redeemable preference shares of 50 SA cents each | 2,000,000 | 2,000,000 | 2,000,000 | 2,000,000 | 2,000,000 |
| B redeemable preference shares of 1 SA cent each | 5,000,000 | 5,000,000 | 5,000,000 | 5,000,000 | 5,000,000 |
| | | | | | |
| Issued and fully paid number of shares: | | | | | |
| Ordinary shares in issue | 362,003,085 | 354,241,602 | 350,677,750 | 362,003,085 | 350,677,750 |
| E ordinary shares in issue | 3,832,568 | 3,879,290 | 4,002,887 | 3,832,568 | 4,002,887 |
| Total ordinary shares: | 365,835,653 | 358,120,892 | 354,680,637 | 365,835,653 | 354,680,637 |
| A redeemable preference shares | 2,000,000 | 2,000,000 | 2,000,000 | 2,000,000 | 2,000,000 |
| B redeemable preference shares | 778,896 | 778,896 | 778,896 | 778,896 | 778,896 |
| In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration: | | | | | |
| Ordinary shares | 356,194,586 | 354,198,056 | 342,692,446 | 354,685,548 | 299,550,334 |
| E ordinary shares | 3,848,172 | 3,896,280 | 4,018,901 | 3,894,634 | 4,068,636 |
| Fully vested options | 622,613 | 551,521 | 405,584 | 774,457 | 418,312 |
| Weighted average number of shares | 360,665,371 | 358,645,857 | 347,116,931 | 359,354,639 | 304,037,282 |
| Dilutive potential of share options | - | 897,098 | 786,816 | - | - |
| Diluted number of ordinary shares [1] | 360,665,371 | 359,542,955 | 347,903,747 | 359,354,639 | 304,037,282 |

*(1) The basic and diluted number of ordinary shares is the same for the quarter ended September 2009, nine months ended September 2009 and nine months ended September 2008 as the effects of shares for performance related options are anti-dilutive.*

### 10. Share capital and premium

| | As at | | | | As at | | | |
|---|---|---|---|---|---|---|---|---|
| | Sep 2009 Unaudited | Jun 2009 Unaudited | Dec 2008 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Jun 2009 Unaudited | Dec 2008 Unaudited | Sep 2008 Restated [1] Unaudited |
| | SA Rand million | | | | US Dollar million | | | |
| Balance at beginning of period | 38,248 | 38,248 | 23,324 | 23,324 | 5,625 | 5,625 | 3,752 | 3,752 |
| Ordinary shares issued | 2,409 | 202 | 14,946 | 14,139 | 308 | 22 | 1,875 | 1,794 |
| E ordinary shares cancelled | (17) | (11) | (22) | (17) | (2) | (1) | (3) | (2) |
| Sub-total | 40,640 | 38,439 | 38,248 | 37,446 | 5,931 | 5,645 | 5,625 | 5,543 |
| Redeemable preference shares held within the group | (313) | (313) | (313) | (313) | (53) | (53) | (53) | (53) |
| Ordinary shares held within the group | (259) | (264) | (273) | (278) | (38) | (38) | (40) | (40) |
| E ordinary shares held within group | (309) | (315) | (326) | (330) | (45) | (46) | (47) | (47) |
| **Balance at end of period** | **39,759** | **37,547** | **37,336** | **36,525** | **5,794** | **5,508** | **5,485** | **5,403** |

*(1) During 2009, the group changed its accounting policy to account for equity using historical rates of exchange. The effect of the change has been calculated retrospectively.*

### 11. Exchange rates

| | Sep 2009 Unaudited | Jun 2009 Unaudited | Dec 2008 Unaudited | Sep 2008 Unaudited |
|---|---|---|---|---|
| ZAR/USD average for the year to date | 8.70 | 9.18 | 8.25 | 7.69 |
| ZAR/USD average for the quarter | 7.77 | 8.40 | 9.92 | 7.77 |
| ZAR/USD closing | 7.51 | 7.71 | 9.46 | 8.27 |
| | | | | |
| ZAR/AUD average for the year to date | 6.48 | 6.49 | 6.93 | 7.02 |
| ZAR/AUD average for the quarter | 6.47 | 6.42 | 6.67 | 6.86 |
| ZAR/AUD closing | 6.62 | 6.21 | 6.57 | 6.66 |
| | | | | |
| BRL/USD average for the year to date | 2.08 | 2.20 | 1.84 | 1.69 |
| BRL/USD average for the quarter | 1.87 | 2.07 | 2.28 | 1.67 |
| BRL/USD closing | 1.77 | 1.96 | 2.34 | 1.93 |
| | | | | |
| ARS/USD average for the year to date | 3.70 | 3.63 | 3.16 | 3.11 |
| ARS/USD average for the quarter | 3.83 | 3.73 | 3.33 | 3.04 |
| ARS/USD closing | 3.84 | 3.80 | 3.45 | 3.12 |

*Rounding of figures may result in computational discrepancies.*



## 12. Capital commitments

| | Sep 2009 Unaudited | Jun 2009 Unaudited | Dec 2008 Unaudited | Sep 2008 Unaudited | Sep 2009 Unaudited | Jun 2009 Unaudited | Dec 2008 Unaudited | Sep 2008 Unaudited |
|---|---|---|---|---|---|---|---|---|
| | SA Rand million | | | | US Dollar million | | | |
| Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1] | **1,096** | 1,333 | 775 | 2,292 | **146** | 173 | 82 | 277 |

*(1) Includes capital commitments relating to equity accounted joint ventures*

### Liquidity and capital resources:

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that these facilities can be refinanced.

## 13. Contingent liabilities

AngloGold Ashanti's material contingent liabilities at 30 September 2009 are detailed below:

| **Guarantees and contingencies** (millions) | SA rand | US dollar |
|---|---|---|
| **Contingent liabilities** | | |
| Groundwater pollution – South Africa [1] | - | - |
| Deep groundwater pollution – South Africa [2] | - | - |
| Sales tax on gold deliveries – Brazil [3] | 624 | 83 |
| Other tax disputes – Brazil [4] | 128 | 17 |
| Withholding taxes – Ghana [5] | 49 | 6 |
| **Financial Guarantees** | | |
| Oro Group (Pty) Ltd [6] | 100 | 13 |
| | **901** | **119** |

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the Group to take corrective action as follows:

(1) Groundwater pollution – South Africa – AngloGold Ashanti has identified groundwater contamination plumes at its Vaal River and West Wits operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken since 2002 to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The company has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination at all South African operations. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation at this time.

(2) Deep groundwater pollution – South Africa – AngloGold Ashanti has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. However, due to the interconnected nature of mining operations, any proposed solution needs to be a combined one that is supported by all the mines located in these gold fields. Toward this the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". Nevertheless, in view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation at this time.



(3) Sales tax on gold deliveries – Brazil – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. The MSG operation is co-owned with Kinross Gold Corporation. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $46m. In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first one, and the attributable share of the assessment is approximately $28m. The company believes both assessments are in violation of Federal legislation on sales taxes.

MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $9m.

(4) AngloGold subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $17m.

(5) Withholding Taxes – Ghana – AngloGold Ashanti (Ghana) Limited received a tax assessment for $6m during September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(6) Provision of surety – South Africa – AngloGold Ashanti has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Africa (Pty) Ltd and one of its subsidiaries to a maximum value of R100m ($13m). The suretyship agreements have a termination notice period of 90 days.

## 14. Concentration of risk

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $25m at 30 September 2009 (30 June 2009: $17m). The last audited value added tax return was for the period ended 31 August 2009 and at the balance sheet date was $21m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.8%.

- Reimbursable fuel duties from the Tanzanian government amounts to $48m at 30 September 2009 (30 June 2009: $44m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $43m have been lodged with the Customs and Excise authorities, whilst claims for refund of $5m have not yet been lodged. The outstanding amounts have been discounted to their present value at a rate of 7.8%.

## 15. Change in accounting policy

In terms of IAS 21 "The Effects of Changes in Foreign Exchange Rates", the group has previously presented equity at the closing rate of exchange. During the current year the group changed its accounting policy to account for equity using historical rates of exchange. Management's judgement is that the change in accounting policy will provide more relevant and reliable information when the group is compared to its gold mining peers, as they report their equity at historical rates of exchange. The effects of the change in accounting policy have been calculated retrospectively and are as follows as at 31 December 2008 and 2007:

| Share capital and premium - US Dollar million | 2008 | 2007 |
|---|---|---|
| Previously at closing rate | 3,425 | 3,292 |
| Restated at historical rate | 3,752 | 3,713 |
| Impact on translation | 327 | 421 |

## 16. Borrowings

AngloGold Ashanti's borrowings are interest bearing.



**17. Post balance sheet events**

After close of business on 15 October 2009, South African time, the Canadian Courts in British Columbia, approved the scheme of arrangement wherein Moto Goldmines Limited became a wholly owned subsidiary of a joint venture between AngloGold Ashanti Limited and Randgold Resources Limited. When any remaining conditions precedent have been fulfilled, AngloGold Ashanti will equity account the results of the joint venture.

**18. Announcements**

On **31 August 2009**, AngloGold Ashanti announced the launch of an equity offering to fund its proposed 50% acquisition of Moto Goldmines Limited. This was followed by an announcement on **1 September 2009** detailing the placing of 7,624,162 AngloGold Ashanti ordinary shares at an issue price of $37.25 per American Depositary Share (ADR)) (or R288.32 per ordinary share) which price represented an approximate 3% discount to the closing price of an AngloGold Ashanti ADR on the NYSE on 31 August 2009. The offering closed on 8 September 2009 and total proceeds of some $284 million was received.

On **5 October 2009**, AngloGold Ashanti Limited and the De Beers Group of Companies announced the formation of a joint venture to explore for, and ultimately mine, gold and other minerals and metals, excluding diamonds, on marine deposits located in, or adjacent to, the area between the high water mark and the edge of the continental shelf on a worldwide basis.

Pursuant to its announcement of 5 August 2009, AngloGold Ashanti Limited announced on **15 October 2009** that it had acquired a 50% interest in Moto Goldmines Limited in a back-to-back joint venture agreement entered into with Randgold Resources Limited following the acquisition by Randgold of the entire issued share capital of Moto.

**19. Dividend**

Interim Dividend No. 106 of 60 South African cents of approximately 4.54 UK pence or approximately 0.10956 cedis per share was paid to registered shareholders on 28 August 2009, while a dividend of 1.7916 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 31 August 2009, a dividend of 0.0010956 cedis per Ghanaian Depositary Share (GhDS) was paid to holders thereof. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 8 September 2009 at a rate of 7.6553 US cents per American Depositary Share (ADS). Each ADS represents one ordinary share.

In addition, directors declared interim Dividend No. E6 of 30 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends were paid on 28 August 2009.

By order of the Board

**R P EDEY**
Chairman

**M CUTIFANI**
Chief Executive Officer

30 October 2009



# **Non-GAAP** disclosure

From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

**A Headline (loss) earnings adjusted for the (loss) gain on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond**

| | **Quarter ended** | | | **Nine months ended** | | **Quarter ended** | | | **Nine months ended** | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **Sep 2009** | **Jun 2009** | **Sep 2008** | **Sep 2009** | **Sep 2008** | **Sep 2009** | **Jun 2009** | **Sep 2008** | **Sep 2009** | **Sep 2008** |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | SA Rand million | | | | | US Dollar million | | | | |
| Headline (loss) earnings (note 8) | **(8,068)** | 1,631 | (298) | (6,437) | (4,891) | **(1,018)** | 215 | 44 | (803) | (263) |
| Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4) | **4,762** | (540) | (667) | 5,883 | (2,939) | **606** | (82) | (158) | 692 | (713) |
| Deferred tax on unrealised non-hedge derivatives and other commodity contracts | **(1,510)** | 144 | 9 | (1,546) | 966 | **(191)** | 18 | (4) | (191) | 118 |
| Associate's and equity accounted joint ventures share of loss on unrealised non-hedge derivatives and other commodity contracts | **-** | - | - | - | 30 | **-** | - | - | - | 4 |
| Associate's and equity accounted joint ventures share of deferred tax on unrealised non-hedge derivatives and other commodity contracts | **-** | - | - | - | (2) | **-** | - | - | - | - |
| Fair value adjustment on option component of convertible bond | **60** | 123 | - | 183 | (183) | **8** | 15 | - | 24 | (24) |
| Headline (loss) earnings adjusted for the (loss) gain on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1] | **(4,757)** | 1,359 | (956) | (1,917) | (7,019) | **(596)** | 167 | (119) | (279) | (880) |
| **Cents per share [2]** | | | | | | | | | | |
| Headline (loss) earnings adjusted for the (loss) gain on unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond [1] | **(1,319)** | 379 | (275) | (533) | (2,309) | **(165)** | 47 | (34) | (78) | (289) |

*[1] Loss (gain) on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:*
- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

*Headline (loss) earnings adjusted for the effect of unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bond, is intended to illustrate earnings after adjusting for:*
- *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;*
- *Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;*
- *In addition, during the June 2008 quarter the hedge book was reduced and contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. The combined impact on earnings after taxation amounted to $996m;*
- *The unrealised fair value change on the option component of the convertible bond; and*
- *The unrealised fair value change on the onerous uranium contracts.*

*[2] Calculated on the basic weighted average number of ordinary shares.*

**B Gross (loss) profit adjusted for the (loss) gain on unrealised non-hedge derivatives and other commodity contracts**

| | **Quarter ended** | | | **Nine months ended** | | **Quarter ended** | | | **Nine months ended** | |
|---|---|---|---|---|---|---|---|---|---|---|
| | **Sep 2009** | **Jun 2009** | **Sep 2008** | **Sep 2009** | **Sep 2008** | **Sep 2009** | **Jun 2009** | **Sep 2008** | **Sep 2009** | **Sep 2008** |
| | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | SA Rand million | | | | | US Dollar million | | | | |
| Reconciliation of gross (loss) profit to gross profit adjusted for the (loss) gain on unrealised non-hedge derivatives and other commodity | | | | | | | | | | |
| Gross (loss) profit | **(8,872)** | 3,051 | 851 | (4,718) | (1,248) | **(1,116)** | 387 | 186 | (618) | 204 |
| Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4) | **4,762** | (540) | (667) | 5,883 | (2,939) | **606** | (82) | (158) | 692 | (713) |
| Gross (loss) profit adjusted for the (loss) gain on unrealised non-hedge derivatives and other commodity contracts | **(4,110)** | 2,511 | 184 | 1,165 | (4,187) | **(510)** | 305 | 28 | 74 | (509) |
| Realised loss on other commodity contracts (note 4) | **-** | - | - | - | 253 | **-** | - | - | - | 32 |
| Loss on hedge buyback costs (note 4) | **6,315** | - | - | 6,315 | 7,765 | **797** | - | - | 797 | 979 |
| Adjusted gross profit excluding hedge buyback costs | **2,205** | 2,511 | 184 | 7,480 | 3,831 | **287** | 305 | 28 | 871 | 501 |

*Rounding of figures may result in computational discrepancies.*



|   |   | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|---|---|---|---|---|---|
|   |   | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 |
|   |   | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
|   |   | SA Rand million / Metric | | | | | US Dollar million / Imperial | | | | |
| C | **Price received** | | | | | | | | | | |
|   | Gold income (note 2) | **8,512** | 6,481 | 6,851 | 21,511 | 21,258 | **1,101** | 773 | 885 | 2,533 | 2,761 |
|   | Adjusted for minority interests | **(310)** | (197) | (256) | (748) | (769) | **(40)** | (24) | (33) | (88) | (100) |
|   |   | **8,202** | 6,284 | 6,595 | 20,763 | 20,489 | **1,061** | 749 | 852 | 2,445 | 2,661 |
|   | (Loss) gain on realised non-hedge derivatives (note 4) | **(139)** | 1,243 | (519) | 2,970 | (1,797) | **(19)** | 149 | (66) | 319 | (230) |
|   | Loss on accelerated settlement of non-hedge derivatives (note 4) | **(6,315)** | - | - | (6,315) | (7,765) | **(797)** | - | - | (797) | (979) |
|   | Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives | **600** | 796 | 473 | 2,148 | 820 | **77** | 95 | 61 | 247 | 111 |
|   | Attributable gold income including realised non-hedge derivatives | **2,348** | 8,322 | 6,550 | 19,566 | 11,747 | **323** | 993 | 847 | 2,214 | 1,563 |
|   | Attributable gold sold  - kg / - oz (000) | **38,435** | 34,459 | 40,902 | 105,478 | 116,704 | **1,236** | 1,108 | 1,315 | 3,391 | 3,752 |
|   | Revenue price per unit - R/kg / - $/oz | **61,095** | 241,505 | 160,127 | 185,498 | 100,660 | **261** | 897 | 644 | 653 | 416 |
|   | Attributable gold income including realised non-hedge derivatives as above | **2,348** | 8,322 | 6,550 | 19,566 | 11,747 | **323** | 993 | 847 | 2,214 | 1,563 |
|   | Loss on accelerated settlement of non-hedge derivatives (note 4) | **6,315** | - | - | 6,315 | 7,765 | **797** | - | - | 797 | 979 |
|   | Associate's and equity accounted joint ventures share of loss on accelerated settlement of non-hedge derivatives | **-** | - | - | - | 869 | **-** | - | - | - | 110 |
|   | Attributable gold income including realised non-hedge derivatives normalised for accelerated settlement of non-hedge derivatives | **8,663** | 8,322 | 6,550 | 25,880 | 20,382 | **1,120** | 993 | 847 | 3,011 | 2,651 |
|   | Attributable gold sold  - kg / - oz (000) | **38,435** | 34,459 | 40,902 | 105,478 | 116,704 | **1,236** | 1,108 | 1,315 | 3,391 | 3,752 |
|   | Revenue price per unit normalised for accelerated settlement of non-hedge derivatives - R/kg / - $/oz | **225,388** | 241,505 | 160,127 | 245,364 | 174,646 | **906** | 897 | 644 | 888 | 707 |
| D | **Total costs** | | | | | | | | | | |
|   | Total cash costs (note 3) | **4,842** | 4,323 | 4,668 | 13,888 | 12,343 | **624** | 512 | 601 | 1,613 | 1,604 |
|   | Adjusted for minority interests and non-gold producing companies | **(228)** | (214) | (240) | (655) | (538) | **(29)** | (25) | (31) | (75) | (70) |
|   | Associates' and equity accounted joint ventures share of total cash costs | **307** | 376 | 349 | 1,029 | 1,081 | **39** | 45 | 45 | 119 | 141 |
|   | **Total cash costs adjusted for minority interests and non-gold producing companies** | **4,921** | 4,485 | 4,777 | 14,262 | 12,886 | **634** | 532 | 615 | 1,656 | 1,675 |
|   | Retrenchment costs (note 3) | **17** | 40 | 14 | 71 | 56 | **2** | 5 | 2 | 8 | 7 |
|   | Rehabilitation and other non-cash costs (note 3) | **96** | 32 | 102 | 187 | 221 | **12** | 4 | 13 | 22 | 28 |
|   | Amortisation of tangible assets (note 3) | **1,107** | 1,095 | 1,111 | 3,463 | 3,233 | **143** | 130 | 143 | 400 | 420 |
|   | Amortisation of intangible assets (note 3) | **4** | 4 | 4 | 14 | 11 | **1** | 1 | - | 2 | 1 |
|   | Adjusted for minority interests and non-gold producing companies | **(42)** | (30) | (63) | (117) | (151) | **(5)** | (4) | (8) | (14) | (20) |
|   | Associate's and equity accounted joint ventures share of production costs | **40** | 48 | 72 | 138 | 216 | **5** | 6 | 9 | 16 | 29 |
|   | **Total production costs adjusted for minority interests and non-gold producing companies** | **6,143** | 5,675 | 6,016 | 18,019 | 16,473 | **791** | 674 | 774 | 2,091 | 2,140 |
|   | Gold produced - kg / - oz (000) | **36,925** | 35,050 | 39,336 | 106,282 | 115,530 | **1,187** | 1,127 | 1,265 | 3,417 | 3,714 |
|   | Total cash cost per unit - R/kg / -$/oz | **133,274** | 127,956 | 121,440 | 134,192 | 111,540 | **534** | 472 | 486 | 485 | 451 |
|   | Total production cost per unit - R/kg / -$/oz | **166,355** | 161,909 | 152,945 | 169,536 | 142,586 | **667** | 598 | 612 | 612 | 576 |
| E | **EBITDA** | | | | | | | | | | |
|   | Operating (loss) profit | **(9,738)** | 3,171 | 415 | (6,176) | (2,400) | **(1,229)** | 406 | 130 | (784) | 55 |
|   | Amortisation of tangible assets (note 3) | **1,107** | 1,095 | 1,111 | 3,463 | 3,233 | **143** | 130 | 143 | 400 | 420 |
|   | Amortisation of intangible assets (note 3) | **4** | 4 | 4 | 14 | 11 | **1** | 1 | - | 2 | 1 |
|   | Impairment of tangible assets (note 6) | **94** | - | 3 | 94 | 7 | **13** | - | - | 13 | 1 |
|   | Loss (gain) on unrealised non-hedge derivatives and other commodity contracts (note 4) | **4,762** | (540) | (667) | 5,883 | (2,939) | **606** | (82) | (158) | 692 | (713) |
|   | Loss on realised other commodity contracts (note 4) | **-** | - | - | - | 253 | **-** | - | - | - | 32 |
|   | Loss on hedge buyback costs (note 4) | **6,315** | - | - | 6,315 | 7,765 | **797** | - | - | 797 | 979 |
|   | Share of associates' EBITDA | **299** | 343 | 97 | 1,044 | 542 | **38** | 40 | 13 | 119 | 71 |
|   | Discontinued operations EBITDA | **-** | - | (4) | - | (21) | **-** | - | (1) | - | (3) |
|   | Loss (profit) on disposal and abandonment of assets (note 6) | **156** | (839) | (82) | (689) | (457) | **21** | (105) | (11) | (84) | (60) |
|   | Nufcor Uranium trust contributions by other members (note 6) | **-** | - | (19) | - | - | **-** | - | (3) | - | - |
|   | Insurance claim recovery (note 6) | **-** | (7) | - | (7) | - | **-** | (1) | - | (1) | - |
|   | Loss (profit) on disposal of investment in associate (note 6) | **-** | - | 12 | - | (18) | **-** | - | 2 | - | (2) |
|   |   | **2,999** | 3,228 | 869 | 9,942 | 5,976 | **389** | 390 | 116 | 1,153 | 782 |

*Rounding of figures may result in computational discrepancies.*



| | | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 | Sep 2009 | Jun 2009 | Sep 2008 | Sep 2009 | Sep 2008 |
| | | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | | SA Rand million | | | | | US Dollar million | | | | |
| **F** | **Interest cover** | | | | | | | | | | |
| | EBITDA (note E) | **2,999** | 3,228 | 869 | 9,942 | 5,976 | **389** | 390 | 116 | 1,153 | 782 |
| | Finance costs | **305** | 322 | 235 | 879 | 701 | **39** | 39 | 30 | 103 | 91 |
| | Capitalised finance costs | **1** | 66 | 79 | 135 | 188 | **0** | 8 | 10 | 15 | 24 |
| | | 306 | 388 | 314 | 1,014 | 889 | 39 | 47 | 40 | 118 | 116 |
| | Interest cover - times | **10** | 8 | 3 | 10 | 7 | **10** | 8 | 3 | 10 | 7 |
| **G** | **Free cash flow** | | | | | | | | | | |
| | Net cash inflow from operating activities | **(4,130)** | 1,874 | (7,108) | 171 | (5,804) | **(461)** | 255 | (899) | 37 | (750) |
| | Stay-in-business capital expenditure | **(1,287)** | (1,176) | (1,173) | (3,499) | (3,135) | **(161)** | (136) | (151) | (402) | (408) |
| | | **(5,417)** | 698 | (8,281) | (3,328) | (8,939) | **(622)** | 119 | (1,050) | (365) | (1,158) |

| | | As at Sep 2009 | As at Jun 2009 | As at Dec 2008 | As at Sep 2008 | As at Sep 2009 | As at Jun 2009 | As at Dec 2008 | As at Sep 2008 |
|---|---|---|---|---|---|---|---|---|---|
| | | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited | Unaudited |
| | | SA Rand million | | | | US Dollar million | | | |
| **H** | **Net asset value - cents per share** | | | | | | | | |
| | Total equity | **19,006** | 24,768 | 23,746 | 30,601 | **2,529** | 3,212 | 2,511 | 3,702 |
| | Number of ordinary shares in issue - million (note 9) | **366** | 358 | 357 | 355 | **366** | 358 | 357 | 355 |
| | Net asset value - cents per share | **5,195** | 6,916 | 6,643 | 8,628 | **691** | 897 | 702 | 1,044 |
| | Total equity | **19,006** | 24,768 | 23,746 | 30,601 | **2,529** | 3,212 | 2,511 | 3,702 |
| | Intangible assets | **(1,315)** | (1,264) | (1,403) | (3,287) | **(175)** | (164) | (148) | (398) |
| | | **17,691** | 23,504 | 22,343 | 27,314 | **2,354** | 3,048 | 2,363 | 3,304 |
| | Number of ordinary shares in issue - million (note 9) | **366** | 358 | 357 | 355 | **366** | 358 | 357 | 355 |
| | Net tangible asset value - cents per share | **4,836** | 6,563 | 6,251 | 7,701 | **643** | 851 | 661 | 932 |
| **I** | **Net debt** | | | | | | | | |
| | Borrowings - long-term portion | **12,512** | 12,857 | 8,224 | 6,865 | **1,665** | 1,668 | 870 | 830 |
| | Borrowings - short-term portion | **1,867** | 7,846 | 10,046 | 8,581 | **249** | 1,018 | 1,063 | 1,038 |
| | Total borrowings | **14,379** | 20,703 | 18,270 | 15,446 | **1,914** | 2,686 | 1,933 | 1,868 |
| | Corporate office lease | **(257)** | (256) | (254) | (253) | **(34)** | (33) | (27) | (31) |
| | Unamortised portion on the convertible bond | **1,029** | 894 | (38) | 74 | **137** | 116 | (4) | 8 |
| | Cash restricted for use | **(501)** | (487) | (415) | (499) | **(67)** | (63) | (44) | (60) |
| | Cash and cash equivalents | **(8,328)** | (17,768) | (5,438) | (4,585) | **(1,108)** | (2,305) | (575) | (555) |
| | Net debt | **6,322** | 3,086 | 12,125 | 10,183 | **842** | 401 | 1,283 | 1,230 |

*Rounding of figures may result in computational discrepancies.*



## Key **operating results**

**PER REGION & OPERATION**

| SA Rand / US Dollar | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Capital expenditure - Rm | | | | | Capital expenditure - $m | | | | |
| Great Noligwa | 57 | 50 | 61 | 147 | 159 | 7 | 6 | 8 | 17 | 21 |
| Kopanang | 123 | 117 | 96 | 342 | 275 | 15 | 14 | 12 | 39 | 36 |
| Moab Khotsong | 250 | 196 | 224 | 631 | 530 | 31 | 23 | 29 | 73 | 69 |
| Tau Lekoa | 40 | 32 | 41 | 101 | 107 | 5 | 4 | 5 | 12 | 14 |
| Surface Operations | 8 | 5 | 3 | 13 | 5 | 1 | 1 | - | 2 | 1 |
| Mponeng | 239 | 220 | 209 | 655 | 479 | 30 | 26 | 27 | 75 | 62 |
| Savuka | 12 | 30 | 20 | 63 | 64 | 2 | 3 | 3 | 7 | 8 |
| TauTona | 135 | 113 | 134 | 346 | 345 | 17 | 13 | 17 | 40 | 45 |
| **SOUTH AFRICA** | **865** | **763** | **786** | **2,297** | **1,964** | **108** | **88** | **101** | **264** | **256** |
| Navachab | 62 | 58 | 18 | 143 | 65 | 8 | 7 | 2 | 16 | 8 |
| **SOUTHERN AFRICA** | **927** | **821** | **804** | **2,440** | **2,029** | **116** | **95** | **103** | **280** | **264** |
| Iduapriem | 44 | 59 | 136 | 141 | 297 | 6 | 7 | 18 | 16 | 39 |
| Obuasi | 191 | 111 | 247 | 567 | 539 | 24 | 14 | 32 | 65 | 70 |
| Siguiri - Attributable 85% | 26 | 60 | 44 | 134 | 122 | 4 | 7 | 6 | 15 | 16 |
| Morila - Attributable 40% | (1) | 32 | 1 | 32 | 5 | - | 4 | - | 4 | 1 |
| Sadiola - Attributable 38% | 6 | 5 | 4 | 13 | 13 | 1 | 1 | - | 1 | 2 |
| Yatela - Attributable 40% | 1 | 1 | 3 | (8) | 12 | - | - | - | (1) | 2 |
| Geita | 34 | 35 | 103 | 91 | 328 | 4 | 4 | 13 | 10 | 43 |
| Minorities, exploration and other | 7 | 13 | 13 | 31 | 35 | 1 | - | 2 | 5 | 3 |
| **CONTINENTAL AFRICA** | **308** | **316** | **551** | **1,001** | **1,351** | **40** | **37** | **71** | **115** | **176** |
| Sunrise Dam | 60 | 93 | 33 | 202 | 113 | 8 | 11 | 4 | 23 | 15 |
| Boddington | - | 444 | 904 | 1,335 | 2,450 | - | 55 | 116 | 145 | 319 |
| Exploration | 1 | 1 | (1) | 2 | 1 | - | - | 1 | 1 | - |
| **AUSTRALIA** | **61** | **538** | **936** | **1,539** | **2,564** | **8** | **66** | **121** | **169** | **334** |
| Cripple Creek & Victor | 163 | 190 | 45 | 431 | 184 | 20 | 21 | 6 | 50 | 24 |
| **NORTH AMERICA** | **163** | **190** | **45** | **431** | **185** | **20** | **21** | **6** | **50** | **24** |
| Cerro Vanguardia - Attributable 92.50% | 48 | 12 | 26 | 76 | 89 | 6 | 1 | 3 | 9 | 12 |
| AngloGold Ashanti Brasil Mineração | 196 | 169 | 148 | 487 | 436 | 24 | 19 | 19 | 56 | 57 |
| Serra Grande - Attributable 50% | 55 | 80 | 44 | 207 | 102 | 7 | 9 | 6 | 24 | 13 |
| Minorities, exploration and other | 58 | 85 | 48 | 219 | 108 | 8 | 11 | 6 | 25 | 14 |
| **SOUTH AMERICA** | **357** | **346** | **266** | **989** | **742** | **45** | **40** | **34** | **114** | **97** |
| **OTHER** | **26** | **17** | **21** | **51** | **40** | **3** | **2** | **3** | **6** | **4** |
| **ANGLOGOLD ASHANTI** | **1,842** | **2,228** | **2,623** | **6,451** | **6,911** | **232** | **261** | **338** | **734** | **899** |

*Rounding of figures may result in computational discrepancies.*



# Development

for the quarter ended 30 September 2009

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

| Statistics are shown in metric units | Advanced | Sampled | | | | | | |
|---|---|---|---|---|---|---|---|
| | metres | Sampled | Ave. channel | gold | | uranium | |
| | (total) | metres | width (cm) | Ave. g/t | Ave. cm.g/t | Ave. kg/t | Ave. cm.kg/t |
| **SOUTHERN AFRICA - VAAL RIVER** | | | | | | | |
| **Great Noligwa Mine** | | | | | | | |
| C reef | 289 | 48 | 18.9 | 75.66 | 1,430 | 2.14 | 40.38 |
| Vaal reef | 655 | 30 | 140.3 | 8.67 | 1,217 | 0.44 | 61.89 |
| **Kopanang Mine** | | | | | | | |
| Vaal reef | 6,977 | 666 | 25.2 | 52.38 | 1,320 | 4.08 | 101.48 |
| **Tau Lekoa Mine** | | | | | | | |
| Ventersdorp Contact reef | 2,221 | 402 | 105.0 | 7.01 | 739 | 0.04 | 3.29 |
| **Moab Khotsong Mine** | | | | | | | |
| Vaal reef | 4,531 | 312 | 105.4 | 15.75 | 1,654 | 0.67 | 69.98 |
| | | | | | | | |
| **SOUTHERN AFRICA - WEST WITS** | | | | | | | |
| **Tau Tona Mine** | | | | | | | |
| Ventersdorp Contact reef | 190 | 34 | 164.4 | 20.57 | 3,381 | 0.15 | 24.63 |
| Carbon Leader reef | 2,523 | - | - | - | - | - | - |
| **Savuka Mine** | | | | | | | |
| Ventersdorp Contact reef | - | 34 | 100.8 | 24.05 | 2,424 | - | - |
| **Mponeng Mine** | | | | | | | |
| Ventersdorp Contact reef | 4,820 | 724 | 61.0 | 27.26 | 1,663 | - | - |
| | | | | | | | |
| **AUSTRALIA** | | | | | | | |
| **Sunrise Dam** | 921 | 921 | - | 3.47 | - | - | - |
| | | | | | | | |
| **SOUTH AMERICA** | | | | | | | |
| **AngloGold Ashanti Mineração** | | | | | | | |
| Mina de Cuiabá | 1,626 | 234 | - | 8.27 | - | - | - |
| Córrego do Sitio | 3,574 | 1,148 | - | 4.04 | - | - | - |
| Lamego | 1,135 | 102 | - | 3.22 | - | - | - |
| **Serra Grande** | | | | | | | |
| Mina III | 1,819 | 937 | - | 4.15 | - | - | - |
| Mina Nova | 10 | - | - | - | - | - | - |
| | | | | | | | |
| **CONTINENTAL AFRICA** | | | | | | | |
| **Obuasi** | 4,348 | 2,690 | *520.0 | 8.05 | 4,186 | - | - |

| Statistics are shown in imperial units | Advanced | Sampled | | | | | | |
|---|---|---|---|---|---|---|---|
| | feet | Sampled | Ave. channel | gold | | uranium | |
| | (total) | feet | width (inches) | Ave. oz/t | Ave. ft.oz/t | Ave. lb/t | Ave. ft.lb/t |
| **SOUTHERN AFRICA - VAAL RIVER** | | | | | | | |
| **Great Noligwa Mine** | | | | | | | |
| C reef | 948 | 157 | 7.4 | 2.21 | 1.37 | 4.28 | 2.65 |
| Vaal reef | 2,149 | 98 | 55.2 | 0.25 | 1.16 | 0.88 | 4.05 |
| **Kopanang Mine** | | | | | | | |
| Vaal reef | 22,890 | 2,185 | 9.9 | 1.53 | 1.26 | 8.16 | 6.75 |
| **Tau Lekoa Mine** | | | | | | | |
| Ventersdorp Contact reef | 7,287 | 1,319 | 41.3 | 0.20 | 0.70 | 0.08 | 0.28 |
| **Moab Khotsong Mine** | | | | | | | |
| Vaal reef | 14,865 | 1,024 | 41.5 | 0.46 | 1.59 | 1.34 | 4.63 |
| | | | | | | | |
| **SOUTHERN AFRICA - WEST WITS** | | | | | | | |
| **Tau Tona Mine** | | | | | | | |
| Ventersdorp Contact reef | 623 | 112 | 64.7 | 0.60 | 3.24 | 0.30 | 1.62 |
| Carbon Leader reef | 8,278 | - | - | - | - | - | - |
| **Savuka Mine** | | | | | | | |
| Ventersdorp Contact reef | - | 112 | 39.7 | 0.70 | 2.32 | - | - |
| **Mponeng Mine** | | | | | | | |
| Ventersdorp Contact reef | 15,814 | 2,375 | 24.0 | 0.80 | 1.59 | - | - |
| | | | | | | | |
| **AUSTRALIA** | | | | | | | |
| **Sunrise Dam** | 3,022 | 3,022 | - | 0.10 | - | - | - |
| | | | | | | | |
| **SOUTH AMERICA** | | | | | | | |
| **AngloGold Ashanti Mineração** | | | | | | | |
| Mina de Cuiabá | 5,334 | 768 | - | 0.24 | - | - | - |
| Córrego do Sitio | 11,726 | 3,766 | - | 0.12 | - | - | - |
| Lamego | 3,722 | 335 | - | 0.09 | - | - | - |
| **Serra Grande** | | | | | | | |
| Mina III | 5,967 | 3,073 | - | 0.12 | - | - | - |
| Mina Nova | 33 | - | - | - | - | - | - |
| | | | | | | | |
| **CONTINENTAL AFRICA** | | | | | | | |
| **Obuasi** | 14,265 | 8,824 | *204.7 | 0.23 | 4.01 | - | - |

* Average ore body width.



# Key **operating results**

**PER REGION & OPERATION**

| Metric | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Yield - g/t | | | | | Gold produced - kg | | | | |
| Great Noligwa | 5.46 | 6.74 | 6.42 | 5.77 | 7.61 | 1,292 | 1,229 | 1,976 | 3,870 | 8,299 |
| Kopanang | 6.63 | 6.43 | 6.44 | 6.43 | 6.83 | 2,857 | 2,038 | 2,627 | 7,304 | 8,417 |
| Moab Khotsong | 9.99 | 9.23 | 9.37 | 9.58 | 9.47 | 1,922 | 1,475 | 2,127 | 5,425 | 3,771 |
| Tau Lekoa | 3.20 | 2.98 | 3.50 | 3.24 | 3.59 | 971 | 875 | 1,173 | 2,808 | 3,339 |
| Surface Operations | 0.52 | 0.52 | 0.36 | 0.54 | 0.34 | 1,229 | 1,319 | 773 | 3,964 | 2,016 |
| Mponeng | 8.15 | 8.75 | 10.16 | 8.79 | 10.21 | 3,892 | 4,362 | 5,113 | 12,222 | 14,180 |
| Savuka | 2.48 | 6.64 | 5.80 | 5.61 | 6.05 | 31 | 398 | 481 | 862 | 1,491 |
| TauTona [1] | 7.39 | 6.95 | 8.34 | 7.31 | 8.75 | 2,309 | 1,904 | 2,464 | 6,035 | 7,585 |
| **SOUTH AFRICA** | | | | | | **14,504** | **13,601** | **16,733** | **42,491** | **49,099** |
| Navachab | 1.61 | 1.20 | 1.43 | 1.47 | 1.40 | 509 | 410 | 540 | 1,488 | 1,512 |
| **SOUTHERN AFRICA** | | | | | | **15,014** | **14,011** | **17,273** | **43,979** | **50,611** |
| Iduapriem | 1.54 | 1.84 | 1.79 | 1.68 | 1.73 | 1,608 | 1,460 | 1,566 | 4,215 | 4,460 |
| Obuasi [1] | 5.68 | 5.20 | 4.45 | 5.07 | 4.27 | 2,847 | 3,129 | 2,862 | 8,837 | 8,045 |
| Siguiri - Attributable 85% | 1.10 | 1.10 | 1.06 | 1.13 | 1.24 | 2,451 | 2,490 | 2,235 | 7,440 | 7,818 |
| Morila - Attributable 40% | 2.26 | 2.46 | 2.67 | 2.54 | 3.01 | 995 | 1,071 | 1,170 | 3,294 | 3,841 |
| Sadiola - Attributable 38% | 2.33 | 2.67 | 3.37 | 2.68 | 3.37 | 983 | 1,100 | 1,281 | 3,196 | 3,827 |
| Yatela [3] - Attributable 40% | 3.24 | 4.45 | 2.36 | 3.50 | 2.68 | 685 | 790 | 552 | 1,896 | 1,549 |
| Geita | 2.20 | 1.67 | 2.12 | 1.81 | 1.99 | 2,586 | 1,967 | 2,296 | 5,932 | 6,589 |
| **CONTINENTAL AFRICA** | | | | | | **12,155** | **12,006** | **11,962** | **34,809** | **36,129** |
| Sunrise Dam [2] | 2.90 | 2.75 | 3.72 | 2.82 | 3.85 | 3,176 | 2,928 | 3,590 | 9,145 | 10,826 |
| **AUSTRALIA** | | | | | | **3,176** | **2,928** | **3,590** | **9,145** | **10,826** |
| Cerro Vanguardia - Attributable 92.50% | 6.20 | 6.80 | 6.25 | 6.64 | 4.71 | 1,469 | 1,586 | 1,350 | 4,532 | 3,047 |
| AngloGold Ashanti Brasil Mineração [1] | 7.33 | 6.95 | 8.28 | 6.92 | 7.56 | 2,806 | 2,282 | 2,583 | 7,210 | 7,364 |
| Serra Grande [1] - Attributable 50% | 4.41 | 4.58 | 7.64 | 4.26 | 7.42 | 621 | 620 | 624 | 1,570 | 1,958 |
| **SOUTH AMERICA** | | | | | | **4,896** | **4,488** | **4,556** | **13,311** | **12,370** |
| Cripple Creek & Victor [3] | 0.44 | 0.47 | 0.48 | 0.46 | 0.49 | 1,684 | 1,617 | 1,955 | 5,038 | 5,594 |
| **NORTH AMERICA** | | | | | | **1,684** | **1,617** | **1,955** | **5,038** | **5,594** |
| **ANGLOGOLD ASHANTI** | | | | | | **36,925** | **35,050** | **39,336** | **106,282** | **115,530** |
| Underground Operations | 6.41 | 6.33 | 6.84 | 6.32 | 6.95 | 19,816 | 18,424 | 21,737 | 57,097 | 63,346 |
| Surface and Dump Reclamation | 0.49 | 0.49 | 0.40 | 0.52 | 0.42 | 1,527 | 1,653 | 1,229 | 5,005 | 3,647 |
| Open-pit Operations | 1.95 | 1.92 | 2.15 | 1.95 | 2.16 | 13,077 | 12,430 | 13,573 | 36,913 | 40,691 |
| Heap Leach Operations [4] | 0.60 | 0.71 | 0.56 | 0.63 | 0.62 | 2,505 | 2,543 | 2,797 | 7,267 | 7,846 |
| | | | | | | **36,925** | **35,050** | **39,336** | **106,282** | **115,530** |

[1] The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande represents underground operations.

[2] The yield of Sunrise Dam represents open-pit operations.

[3] The yield of Yatela and Cripple Creek reflects gold placed/tonnes placed.

[4] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

*Rounding of figures may result in computational discrepancies.*



## Key **operating results**

**PER REGION & OPERATION**

| Metric | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Productivity per employee - g | | | | | Gold sold - kg | | | | |
| Great Noligwa | 94 | 88 | 120 | 93 | 148 | 1,374 | 1,241 | 2,169 | 3,871 | 8,314 |
| Kopanang | 191 | 137 | 177 | 163 | 188 | 2,978 | 2,074 | 2,800 | 7,305 | 8,430 |
| Moab Khotsong | 178 | 146 | 232 | 175 | 191 | 2,021 | 1,501 | 2,178 | 5,426 | 3,774 |
| Tau Lekoa | 107 | 96 | 132 | 104 | 128 | 1,030 | 877 | 1,248 | 2,808 | 3,343 |
| Surface Operations | 1,759 | 1,884 | 1,054 | 1,880 | 973 | 1,323 | 1,314 | 807 | 3,964 | 2,020 |
| Mponeng | 237 | 275 | 327 | 256 | 299 | 4,094 | 4,497 | 5,511 | 12,134 | 14,224 |
| Savuka | 11 | 122 | 143 | 91 | 154 | 34 | 458 | 520 | 862 | 1,497 |
| TauTona | 226 | 191 | 223 | 199 | 216 | 2,403 | 1,994 | 2,687 | 5,987 | 7,616 |
| **SOUTH AFRICA** | **184** | **175** | **209** | **181** | **204** | **15,259** | **13,956** | **17,921** | **42,356** | **49,218** |
| Navachab | 287 | 231 | 370 | 292 | 366 | 491 | 382 | 518 | 1,447 | 1,485 |
| **SOUTHERN AFRICA** | **186** | **176** | **212** | **184** | **206** | **15,749** | **14,338** | **18,439** | **43,803** | **50,703** |
| | | | | | | | | | | |
| Iduapriem | 578 | 543 | 604 | 527 | 574 | 1,517 | 1,394 | 1,583 | 4,203 | 4,513 |
| Obuasi | 196 | 220 | 204 | 209 | 190 | 2,850 | 3,178 | 2,850 | 8,832 | 7,971 |
| Siguiri - Attributable 85% | 527 | 532 | 520 | 556 | 621 | 3,069 | 1,554 | 2,422 | 6,968 | 7,790 |
| Morila - Attributable 40% | 1,554 | 1,407 | 757 | 1,215 | 827 | 983 | 1,076 | 1,183 | 3,212 | 4,008 |
| Sadiola - Attributable 38% | 692 | 756 | 894 | 746 | 877 | 894 | 1,260 | 1,210 | 3,231 | 3,960 |
| Yatela - Attributable 40% | 984 | 1,052 | 651 | 862 | 604 | 642 | 839 | 524 | 1,895 | 1,570 |
| Geita | 409 | 322 | 362 | 320 | 355 | 2,505 | 1,868 | 2,457 | 5,736 | 6,450 |
| **CONTINENTAL AFRICA** | **391** | **392** | **385** | **381** | **389** | **12,458** | **11,170** | **12,230** | **34,077** | **36,263** |
| | | | | | | | | | | |
| Sunrise Dam | 2,243 | 2,270 | 2,959 | 2,272 | 2,939 | 2,843 | 3,054 | 3,440 | 8,843 | 10,721 |
| **AUSTRALIA** | **2,243** | **2,270** | **2,959** | **2,272** | **2,939** | **2,843** | **3,054** | **3,440** | **8,843** | **10,721** |
| | | | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | 690 | 759 | 603 | 717 | 472 | 2,088 | 1,624 | 1,325 | 4,817 | 3,641 |
| AngloGold Ashanti Brasil Mineração | 526 | 428 | 575 | 462 | 550 | 2,931 | 2,121 | 2,817 | 7,211 | 7,768 |
| Serra Grande - Attributable 50% | 571 | 568 | 680 | 482 | 706 | 689 | 552 | 726 | 1,662 | 2,017 |
| **SOUTH AMERICA** | **573** | **527** | **596** | **528** | **547** | **5,708** | **4,297** | **4,868** | **13,690** | **13,425** |
| | | | | | | | | | | |
| Cripple Creek & Victor | 1,520 | 1,466 | 1,825 | 1,535 | 1,774 | 1,676 | 1,600 | 1,925 | 5,066 | 5,592 |
| **NORTH AMERICA** | **1,520** | **1,466** | **1,825** | **1,535** | **1,774** | **1,676** | **1,600** | **1,925** | **5,066** | **5,592** |
| | | | | | | | | | | |
| **ANGLOGOLD ASHANTI** | **301** | **289** | **321** | **293** | **314** | **38,435** | **34,459** | **40,902** | **105,478** | **116,704** |

*Rounding of figures may result in computational discrepancies.*



# Key **operating results**

**PER REGION & OPERATION**

| SA Rand / Metric | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Total cash costs - R/kg | | | | | Total production costs - R/kg | | | | |
| Great Noligwa | 228,066 | 192,157 | 149,915 | 202,257 | 113,196 | 269,935 | 243,704 | 177,388 | 254,480 | 137,008 |
| Kopanang | 110,280 | 121,703 | 104,669 | 112,579 | 88,986 | 154,448 | 178,161 | 141,600 | 164,952 | 127,285 |
| Moab Khotsong | 119,083 | 118,589 | 78,689 | 109,243 | 102,819 | 195,043 | 216,816 | 168,658 | 191,099 | 173,271 |
| Tau Lekoa | 198,952 | 203,373 | 141,990 | 196,852 | 136,339 | 204,095 | 204,337 | 173,421 | 213,396 | 165,952 |
| Surface Operations | 101,339 | 86,621 | 127,742 | 84,083 | 116,098 | 106,128 | 90,534 | 135,813 | 88,448 | 124,301 |
| Mponeng | 93,380 | 82,105 | 72,238 | 84,208 | 63,573 | 113,899 | 99,581 | 92,238 | 102,487 | 84,150 |
| Savuka | 2,448,510 | 183,991 | 150,256 | 246,222 | 116,389 | 3,001,824 | 227,342 | 123,005 | 302,829 | 134,356 |
| TauTona | 125,198 | 118,926 | 110,722 | 122,448 | 95,618 | 178,428 | 177,529 | 113,079 | 176,722 | 120,357 |
| **SOUTH AFRICA** | **130,009** | **118,315** | **102,682** | **119,183** | **92,991** | **168,432** | **157,604** | **131,412** | **159,009** | **121,654** |
| Navachab | 153,760 | 194,309 | 134,832 | 161,746 | 134,525 | 173,607 | 217,534 | 145,989 | 181,868 | 150,243 |
| **SOUTHERN AFRICA** | **130,815** | **120,537** | **103,686** | **120,623** | **94,232** | **168,608** | **159,356** | **131,867** | **159,782** | **122,508** |
| | | | | | | | | | | |
| Iduapriem | 123,471 | 143,017 | 140,977 | 142,927 | 124,901 | 135,470 | 157,223 | 162,809 | 158,092 | 147,886 |
| Obuasi | 167,356 | 159,942 | 169,796 | 182,731 | 149,862 | 205,661 | 203,304 | 219,100 | 226,683 | 202,808 |
| Siguiri - Attributable 85% | 125,416 | 121,537 | 131,846 | 134,625 | 114,004 | 155,245 | 138,327 | 148,498 | 155,872 | 132,899 |
| Morila - Attributable 40% | 139,689 | 138,329 | 115,396 | 136,157 | 106,781 | 150,571 | 150,906 | 134,074 | 148,167 | 125,551 |
| Sadiola - Attributable 38% | 132,930 | 131,696 | 99,175 | 121,173 | 99,828 | 151,846 | 151,615 | 134,129 | 141,856 | 134,094 |
| Yatela - Attributable 40% | 54,240 | 104,446 | 157,676 | 101,791 | 142,140 | 69,808 | 120,996 | 166,776 | 118,874 | 150,805 |
| Geita | 220,599 | 238,515 | 174,455 | 250,574 | 168,611 | 258,683 | 284,288 | 225,670 | 298,240 | 221,583 |
| **CONTINENTAL AFRICA** | **151,525** | **152,982** | **145,646** | **163,201** | **131,127** | **180,036** | **181,617** | **179,818** | **193,453** | **166,063** |
| | | | | | | | | | | |
| Sunrise Dam | 161,239 | 136,004 | 154,552 | 160,277 | 134,265 | 184,234 | 162,688 | 181,766 | 191,148 | 160,096 |
| **AUSTRALIA** | **163,403** | **138,549** | **158,442** | **164,024** | **139,286** | **187,005** | **165,872** | **186,275** | **195,518** | **165,743** |
| | | | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | 84,615 | 93,072 | 165,701 | 101,505 | 170,551 | 113,590 | 130,795 | 228,302 | 135,609 | 215,090 |
| AngloGold Ashanti Brasil Mineração | 82,838 | 77,592 | 82,664 | 83,752 | 80,089 | 123,798 | 117,644 | 116,237 | 126,443 | 112,980 |
| Serra Grande - Attributable 50% | 111,359 | 110,967 | 80,959 | 121,137 | 75,916 | 147,349 | 143,236 | 109,668 | 157,874 | 100,964 |
| **SOUTH AMERICA** | **87,276** | **87,883** | **112,643** | **94,396** | **107,115** | **124,522** | **126,061** | **151,410** | **133,676** | **140,603** |
| | | | | | | | | | | |
| Cripple Creek & Victor | 98,114 | 94,740 | 80,496 | 100,084 | 74,992 | 122,291 | 119,859 | 106,494 | 128,043 | 100,629 |
| **NORTH AMERICA** | **101,004** | **97,718** | **83,685** | **103,355** | **80,444** | **125,204** | **122,863** | **109,703** | **131,338** | **106,103** |
| | | | | | | | | | | |
| **ANGLOGOLD ASHANTI** | **133,274** | **127,956** | **121,440** | **134,192** | **111,540** | **166,355** | **161,909** | **152,945** | **169,536** | **142,586** |

*Rounding of figures may result in computational discrepancies.*



## Key **operating results**

**PER REGION & OPERATION**

| SA Rand | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - Rm | | | | | Adjusted gross profit (loss) excluding hedge buyback costs - Rm | | | | |
| Great Noligwa | (241) | (8) | (28) | (214) | (508) | (57) | (8) | (28) | (30) | 343 |
| Kopanang | (180) | 124 | 57 | 190 | (371) | 210 | 124 | 57 | 581 | 405 |
| Moab Khotsong | (199) | 39 | (27) | 42 | (252) | 60 | 39 | (27) | 301 | (19) |
| Tau Lekoa | (123) | 28 | (16) | (56) | (252) | 23 | 28 | (16) | 90 | 38 |
| Surface Operations | (32) | 198 | 19 | 433 | (38) | 160 | 198 | 19 | 625 | 95 |
| Mponeng | (172) | 652 | 382 | 1,109 | 177 | 461 | 652 | 382 | 1,741 | 1,293 |
| Savuka | (92) | 4 | 18 | (49) | (50) | (87) | 4 | 18 | (44) | 62 |
| TauTona | (265) | 137 | 130 | 36 | (202) | 112 | 137 | 130 | 412 | 423 |
| **SOUTH AFRICA** | **(1,304)** | **1,174** | **536** | **1,491** | **(1,496)** | **881** | **1,174** | **536** | **3,676** | **2,639** |
| Navachab | (70) | 12 | 9 | 4 | (35) | 25 | 12 | 9 | 99 | 32 |
| **SOUTHERN AFRICA** | **(1,374)** | **1,186** | **545** | **1,495** | **(1,531)** | **906** | **1,186** | **545** | **3,775** | **2,672** |
| Iduapriem | (122) | 126 | (8) | 102 | (191) | 121 | 126 | (8) | 345 | 121 |
| Obuasi | (548) | 81 | (173) | (475) | (733) | 64 | 81 | (173) | 137 | (220) |
| Siguiri - Attributable 85% | (790) | 125 | 47 | (446) | (44) | 199 | 125 | 47 | 543 | 335 |
| Morila - Attributable 40% [1] | 86 | 112 | 34 | 363 | (126) | 86 | 112 | 34 | 363 | 208 |
| Sadiola - Attributable 38% [1] | 76 | 135 | 33 | 378 | (227) | 76 | 135 | 33 | 378 | 175 |
| Yatela - Attributable 40% [1] | 109 | 107 | (2) | 248 | (82) | 109 | 107 | (2) | 248 | 52 |
| Geita | (499) | (74) | (350) | (737) | (975) | (69) | (74) | (350) | (307) | (484) |
| Minorities, exploration and other | 48 | 34 | 26 | 129 | 123 | 49 | 34 | 26 | 130 | 124 |
| **CONTINENTAL AFRICA** | **(1,640)** | **645** | **(394)** | **(438)** | **(2,255)** | **635** | **645** | **(394)** | **1,837** | **311** |
| Sunrise Dam | (491) | 244 | (77) | (129) | (568) | 94 | 244 | (77) | 455 | 168 |
| Exploration and other | (9) | (9) | (16) | (40) | (61) | (9) | (9) | (17) | (40) | (61) |
| **AUSTRALIA** | **(499)** | **234** | **(94)** | **(169)** | **(629)** | **85** | **234** | **(94)** | **415** | **107** |
| Cerro Vanguardia - Attributable 92.50% | (6) | 145 | (114) | 243 | (248) | 216 | 145 | (114) | 465 | (104) |
| AngloGold Ashanti Brasil Mineração | (179) | 285 | 137 | 394 | (142) | 317 | 285 | 137 | 890 | 505 |
| Serra Grande - Attributable 50% | (93) | 56 | 41 | 1 | 11 | 55 | 56 | 41 | 149 | 145 |
| Minorities, exploration and other | 63 | 66 | 46 | 183 | 158 | 80 | 66 | 46 | 200 | 170 |
| **SOUTH AMERICA** | **(215)** | **552** | **110** | **821** | **(221)** | **668** | **552** | **110** | **1,704** | **716** |
| Cripple Creek & Victor | (121) | 198 | 92 | 306 | (41) | 170 | 198 | 92 | 597 | 405 |
| Other | (5) | (5) | (6) | (17) | (31) | (5) | (5) | (6) | (17) | (31) |
| **NORTH AMERICA** | **(126)** | **193** | **86** | **289** | **(71)** | **165** | **193** | **86** | **581** | **375** |
| **OTHER** | **15** | **54** | **(5)** | **156** | **143** | **15** | **54** | **(5)** | **156** | **17** |
| **SUB-TOTAL** | **(3,839)** | **2,864** | **249** | **2,154** | **(4,565)** | **2,476** | **2,864** | **249** | **8,468** | **4,197** |
| Less equity accounted investments | (271) | (353) | (65) | (989) | 378 | (271) | (353) | (65) | (989) | (366) |
| **ANGLOGOLD ASHANTI** | **(4,110)** | **2,511** | **184** | **1,165** | **(4,187)** | **2,205** | **2,511** | **184** | **7,480** | **3,831** |

[1] Equity accounted investments.

*Rounding of figures may result in computational discrepancies.*



# Key **operating results**

**PER REGION & OPERATION**

| Imperial | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Yield - oz/t | | | | | Gold produced - oz (000) | | | | |
| Great Noligwa | 0.159 | 0.197 | 0.187 | 0.168 | 0.222 | 42 | 39 | 64 | 124 | 267 |
| Kopanang | 0.193 | 0.188 | 0.188 | 0.188 | 0.199 | 92 | 66 | 84 | 235 | 271 |
| Moab Khotsong | 0.291 | 0.269 | 0.273 | 0.279 | 0.276 | 62 | 47 | 68 | 174 | 121 |
| Tau Lekoa | 0.093 | 0.087 | 0.102 | 0.094 | 0.105 | 31 | 28 | 38 | 90 | 107 |
| Surface Operations | 0.015 | 0.015 | 0.010 | 0.016 | 0.010 | 40 | 42 | 25 | 127 | 65 |
| Mponeng | 0.238 | 0.255 | 0.296 | 0.256 | 0.298 | 125 | 140 | 164 | 393 | 456 |
| Savuka | 0.072 | 0.194 | 0.169 | 0.164 | 0.176 | 1 | 13 | 15 | 28 | 48 |
| TauTona [1] | 0.216 | 0.203 | 0.243 | 0.213 | 0.255 | 74 | 61 | 79 | 194 | 244 |
| **SOUTH AFRICA** | | | | | | **466** | **437** | **538** | **1,366** | **1,579** |
| Navachab | 0.047 | 0.035 | 0.042 | 0.043 | 0.041 | 16 | 13 | 17 | 48 | 49 |
| **SOUTHERN AFRICA** | | | | | | **483** | **450** | **555** | **1,414** | **1,627** |
| Iduapriem | 0.045 | 0.054 | 0.052 | 0.049 | 0.051 | 52 | 47 | 50 | 136 | 143 |
| Obuasi [1] | 0.166 | 0.152 | 0.130 | 0.148 | 0.125 | 92 | 101 | 92 | 284 | 259 |
| Siguiri - Attributable 85% | 0.032 | 0.032 | 0.031 | 0.033 | 0.036 | 79 | 80 | 72 | 239 | 251 |
| Morila - Attributable 40% | 0.066 | 0.072 | 0.078 | 0.074 | 0.088 | 32 | 34 | 38 | 106 | 124 |
| Sadiola - Attributable 38% | 0.068 | 0.078 | 0.098 | 0.078 | 0.098 | 32 | 35 | 41 | 103 | 123 |
| Yatela [3] - Attributable 40% | 0.095 | 0.130 | 0.069 | 0.102 | 0.078 | 22 | 25 | 18 | 61 | 50 |
| Geita | 0.064 | 0.049 | 0.062 | 0.053 | 0.058 | 83 | 63 | 74 | 191 | 212 |
| **CONTINENTAL AFRICA** | | | | | | **391** | **386** | **385** | **1,119** | **1,162** |
| Sunrise Dam [2] | 0.085 | 0.080 | 0.109 | 0.082 | 0.112 | 102 | 94 | 115 | 294 | 348 |
| **AUSTRALIA** | | | | | | **102** | **94** | **115** | **294** | **348** |
| Cerro Vanguardia - Attributable 92.50% | 0.181 | 0.198 | 0.182 | 0.194 | 0.137 | 47 | 51 | 43 | 146 | 98 |
| AngloGold Ashanti Brasil Mineração [1] | 0.214 | 0.203 | 0.242 | 0.202 | 0.221 | 90 | 73 | 83 | 232 | 237 |
| Serra Grande [1] - Attributable 50% | 0.129 | 0.134 | 0.223 | 0.124 | 0.217 | 20 | 20 | 20 | 50 | 63 |
| **SOUTH AMERICA** | | | | | | **157** | **144** | **146** | **428** | **398** |
| Cripple Creek & Victor [3] | 0.013 | 0.014 | 0.014 | 0.013 | 0.014 | 54 | 52 | 63 | 162 | 180 |
| **NORTH AMERICA** | | | | | | **54** | **52** | **63** | **162** | **180** |
| **ANGLOGOLD ASHANTI** | | | | | | **1,187** | **1,127** | **1,265** | **3,417** | **3,714** |
| Undergound Operations | 0.187 | 0.185 | 0.200 | 0.184 | 0.203 | 637 | 592 | 699 | 1,836 | 2,037 |
| Surface and Dump Reclamation | 0.014 | 0.014 | 0.012 | 0.015 | 0.012 | 49 | 53 | 40 | 161 | 117 |
| Open-pit Operations | 0.057 | 0.056 | 0.063 | 0.057 | 0.063 | 420 | 400 | 436 | 1,187 | 1,308 |
| Heap leach Operations [4] | 0.018 | 0.021 | 0.016 | 0.018 | 0.018 | 81 | 82 | 90 | 233 | 252 |
| | | | | | | **1,187** | **1,127** | **1,265** | **3,417** | **3,714** |

[1] The yield of TauTona, Obuasi, AngloGold Ashanti Brasil Mineração and Serra Grande represents underground operations.

[2] The yield of Sunrise Dam represents open-pit operations.

[3] The yield of Yatela and Cripple Creek reflects gold placed/tonnes placed.

[4] The yield is calculated on gold placed into leach pad inventory / tonnes placed on to leach pad.

*Rounding of figures may result in computational discrepancies.*



## Key **operating results**

| Imperial | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Productivity per employee - oz | | | | | Gold sold - oz (000) | | | | |
| Great Noligwa | 3.03 | 2.83 | 3.87 | 2.98 | 4.76 | 44 | 40 | 70 | 124 | 267 |
| Kopanang | 6.14 | 4.41 | 5.69 | 5.24 | 6.03 | 96 | 67 | 90 | 235 | 271 |
| Moab Khotsong | 5.73 | 4.69 | 7.45 | 5.64 | 6.13 | 65 | 48 | 70 | 174 | 121 |
| Tau Lekoa | 3.45 | 3.10 | 4.25 | 3.33 | 4.11 | 33 | 28 | 40 | 90 | 107 |
| Surface Operations | 56.54 | 60.57 | 33.89 | 60.46 | 31.28 | 43 | 42 | 26 | 127 | 65 |
| Mponeng | 7.63 | 8.84 | 10.50 | 8.23 | 9.60 | 132 | 145 | 177 | 390 | 457 |
| Savuka | 0.34 | 3.92 | 4.60 | 2.91 | 4.96 | 1 | 15 | 17 | 28 | 48 |
| TauTona | 7.26 | 6.13 | 7.17 | 6.39 | 6.93 | 77 | 64 | 86 | 192 | 245 |
| **SOUTH AFRICA** | **5.92** | **5.62** | **6.72** | **5.83** | **6.54** | **491** | **449** | **576** | **1,362** | **1,582** |
| Navachab | 9.24 | 7.43 | 11.91 | 9.40 | 11.76 | 16 | 12 | 17 | 47 | 48 |
| **SOUTHERN AFRICA** | **5.99** | **5.66** | **6.81** | **5.90** | **6.63** | **506** | **461** | **593** | **1,408** | **1,630** |
| | | | | | | | | | | |
| Iduapriem | 18.59 | 17.47 | 19.41 | 16.94 | 18.45 | 49 | 45 | 51 | 135 | 145 |
| Obuasi | 6.29 | 7.08 | 6.57 | 6.73 | 6.12 | 92 | 102 | 92 | 284 | 256 |
| Siguiri - Attributable 85% | 16.93 | 17.10 | 16.72 | 17.87 | 19.96 | 99 | 50 | 78 | 224 | 250 |
| Morila - Attributable 40% | 49.98 | 45.24 | 24.34 | 39.06 | 26.58 | 32 | 35 | 38 | 103 | 129 |
| Sadiola - Attributable 38% | 22.25 | 24.30 | 28.74 | 23.99 | 28.20 | 29 | 41 | 39 | 104 | 127 |
| Yatela - Attributable 40% | 31.64 | 33.81 | 20.94 | 27.71 | 19.41 | 21 | 27 | 17 | 61 | 50 |
| Geita | 13.15 | 10.36 | 11.63 | 10.29 | 11.40 | 81 | 60 | 79 | 184 | 207 |
| **CONTINENTAL AFRICA** | **12.58** | **12.60** | **12.38** | **12.26** | **12.52** | **401** | **359** | **393** | **1,096** | **1,166** |
| | | | | | | | | | | |
| Sunrise Dam | 72.12 | 72.99 | 95.15 | 73.03 | 94.48 | 91 | 98 | 111 | 284 | 345 |
| **AUSTRALIA** | **72.12** | **72.99** | **95.15** | **73.03** | **94.48** | **91** | **98** | **111** | **284** | **345** |
| | | | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | 22.20 | 24.39 | 19.40 | 23.04 | 15.19 | 67 | 52 | 43 | 155 | 117 |
| AngloGold Ashanti Brasil Mineração | 16.92 | 13.77 | 18.50 | 14.85 | 17.69 | 94 | 68 | 91 | 232 | 250 |
| Serra Grande - Attributable 50% | 18.35 | 18.26 | 21.86 | 15.49 | 22.70 | 22 | 18 | 23 | 53 | 65 |
| **SOUTH AMERICA** | **18.42** | **16.95** | **19.16** | **16.99** | **17.59** | **184** | **138** | **157** | **440** | **432** |
| | | | | | | | | | | |
| Cripple Creek & Victor | 48.87 | 47.13 | 58.68 | 49.35 | 57.04 | 54 | 51 | 62 | 163 | 180 |
| **NORTH AMERICA** | **48.87** | **47.13** | **58.68** | **49.35** | **57.04** | **54** | **51** | **62** | **163** | **180** |
| | | | | | | | | | | |
| **ANGLOGOLD ASHANTI** | **9.68** | **9.30** | **10.32** | **9.41** | **10.10** | **1,236** | **1,108** | **1,315** | **3,391** | **3,752** |

*Rounding of figures may result in computational discrepancies.*



# Key **operating results**

**PER REGION & OPERATION**

| US Dollar / Imperial | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Total cash costs - $/oz | | | | | Total production costs - $/oz | | | | |
| Great Noligwa | 916 | 708 | 601 | 735 | 459 | 1,084 | 898 | 710 | 920 | 556 |
| Kopanang | 442 | 446 | 419 | 409 | 360 | 619 | 655 | 567 | 597 | 515 |
| Moab Khotsong | 478 | 434 | 316 | 397 | 415 | 783 | 797 | 677 | 692 | 698 |
| Tau Lekoa | 797 | 751 | 568 | 713 | 551 | 818 | 756 | 693 | 767 | 671 |
| Surface Operations | 406 | 320 | 513 | 307 | 471 | 426 | 334 | 545 | 323 | 504 |
| Mponeng | 375 | 304 | 289 | 307 | 257 | 458 | 369 | 368 | 374 | 340 |
| Savuka | 9,847 | 683 | 603 | 900 | 471 | 12,063 | 843 | 489 | 1,107 | 543 |
| TauTona | 501 | 439 | 444 | 446 | 388 | 714 | 656 | 451 | 645 | 487 |
| **SOUTH AFRICA** | **522** | **436** | **411** | **434** | **376** | **676** | **582** | **526** | **577** | **492** |
| Navachab | 615 | 722 | 539 | 584 | 544 | 695 | 808 | 583 | 657 | 608 |
| **SOUTHERN AFRICA** | **525** | **444** | **415** | **439** | **381** | **676** | **588** | **527** | **580** | **496** |
| | | | | | | | | | | |
| Iduapriem | 493 | 530 | 563 | 517 | 504 | 541 | 582 | 651 | 571 | 597 |
| Obuasi | 671 | 589 | 677 | 652 | 603 | 824 | 750 | 874 | 809 | 817 |
| Siguiri - Attributable 85% | 500 | 451 | 528 | 481 | 462 | 619 | 513 | 595 | 559 | 538 |
| Morila - Attributable 40% | 559 | 511 | 463 | 489 | 432 | 603 | 557 | 538 | 532 | 508 |
| Sadiola - Attributable 38% | 532 | 486 | 398 | 441 | 404 | 608 | 560 | 538 | 514 | 542 |
| Yatela - Attributable 40% | 219 | 386 | 631 | 361 | 576 | 281 | 447 | 667 | 424 | 612 |
| Geita | 883 | 872 | 699 | 910 | 680 | 1,035 | 1,040 | 904 | 1,083 | 894 |
| **CONTINENTAL AFRICA** | **615** | **564** | **583** | **596** | **529** | **715** | **670** | **719** | **699** | **670** |
| | | | | | | | | | | |
| Sunrise Dam | 647 | 503 | 619 | 576 | 542 | 740 | 601 | 729 | 685 | 646 |
| **AUSTRALIA** | **655** | **512** | **635** | **589** | **562** | **751** | **613** | **747** | **700** | **669** |
| | | | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | 336 | 344 | 666 | 360 | 691 | 452 | 485 | 911 | 483 | 868 |
| AngloGold Ashanti Brasil Mineração | 333 | 287 | 331 | 305 | 324 | 499 | 435 | 465 | 461 | 457 |
| Serra Grande - Attributable 50% | 445 | 409 | 324 | 442 | 307 | 589 | 528 | 439 | 577 | 408 |
| **SOUTH AMERICA** | **349** | **325** | **452** | **341** | **433** | **499** | **467** | **613** | **483** | **571** |
| | | | | | | | | | | |
| Cripple Creek & Victor | 394 | 351 | 321 | 360 | 303 | 491 | 445 | 424 | 460 | 406 |
| **NORTH AMERICA** | **406** | **362** | **334** | **372** | **324** | **503** | **456** | **437** | **471** | **428** |
| | | | | | | | | | | |
| **ANGLOGOLD ASHANTI** | **534** | **472** | **486** | **485** | **451** | **667** | **598** | **612** | **612** | **576** |

*Rounding of figures may result in computational discrepancies.*



## Key **operating results**

**PER REGION & OPERATION**

| US Dollar | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 | Quarter ended Sep 2009 | Quarter ended Jun 2009 | Quarter ended Sep 2008 | Nine months ended Sep 2009 | Nine months ended Sep 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Gross profit (loss) adjusted for the gain (loss) on unrealised non-hedge derivatives and other commodity contracts - $m | | | | | Adjusted gross profit (loss) excluding hedge buyback costs - $m | | | | |
| Great Noligwa | (31) | (1) | (3) | (28) | (63) | (7) | (1) | (3) | (5) | 44 |
| Kopanang | (22) | 15 | 8 | 18 | (46) | 27 | 15 | 8 | 67 | 52 |
| Moab Khotsong | (25) | 5 | (3) | 1 | (32) | 8 | 5 | (3) | 33 | (3) |
| Tau Lekoa | (15) | 3 | (2) | (8) | (32) | 3 | 3 | (2) | 10 | 5 |
| Surface Operations | (3) | 24 | 3 | 47 | (4) | 21 | 24 | 3 | 71 | 13 |
| Mponeng | (20) | 79 | 50 | 122 | 27 | 60 | 79 | 50 | 202 | 167 |
| Savuka | (12) | - | 2 | (8) | (6) | (11) | - | 2 | (7) | 8 |
| TauTona | (33) | 17 | 17 | - | (24) | 15 | 17 | 17 | 48 | 55 |
| **SOUTH AFRICA** | **(161)** | **141** | **71** | **144** | **(181)** | **115** | **141** | **71** | **420** | **341** |
| Navachab | (9) | 2 | 1 | (1) | (4) | 3 | 2 | 1 | 11 | 4 |
| **SOUTHERN AFRICA** | **(170)** | **143** | **72** | **143** | **(185)** | **118** | **143** | **72** | **431** | **345** |
| | | | | | | | | | | |
| Iduapriem | (15) | 15 | (1) | 10 | (23) | 16 | 15 | (1) | 41 | 16 |
| Obuasi | (69) | 10 | (22) | (60) | (93) | 8 | 10 | (22) | 18 | (28) |
| Siguiri - Attributable 85% | (99) | 15 | 6 | (62) | (4) | 26 | 15 | 6 | 63 | 44 |
| Morila - Attributable 40% [1] | 11 | 13 | 5 | 41 | (15) | 11 | 13 | 5 | 41 | 27 |
| Sadiola - Attributable 38% [1] | 10 | 16 | 4 | 43 | (28) | 10 | 16 | 4 | 43 | 23 |
| Yatela - Attributable 40% [1] | 14 | 13 | - | 30 | (10) | 14 | 13 | - | 30 | 7 |
| Geita | (63) | (8) | (44) | (87) | (123) | (8) | (8) | (44) | (33) | (61) |
| Minorities, exploration and other | 6 | 4 | 3 | 14 | 17 | 5 | 4 | 3 | 14 | 16 |
| **CONTINENTAL AFRICA** | **(205)** | **78** | **(49)** | **(71)** | **(280)** | **82** | **78** | **(49)** | **216** | **44** |
| | | | | | | | | | | |
| Sunrise Dam | (62) | 29 | (10) | (21) | (70) | 12 | 29 | (10) | 53 | 23 |
| Exploration and other | (1) | (1) | (2) | (4) | (8) | (1) | (1) | (2) | (4) | (8) |
| **AUSTRALIA** | **(63)** | **28** | **(12)** | **(25)** | **(78)** | **11** | **28** | **(12)** | **49** | **15** |
| | | | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% | - | 18 | (15) | 29 | (32) | 29 | 18 | (15) | 57 | (13) |
| AngloGold Ashanti Brasil Mineração | (22) | 35 | 18 | 42 | (15) | 41 | 35 | 18 | 105 | 66 |
| Serra Grande - Attributable 50% | (12) | 7 | 5 | (1) | 2 | 7 | 7 | 5 | 18 | 19 |
| Minorities, exploration and other | 9 | 7 | 7 | 22 | 21 | 10 | 7 | 7 | 23 | 22 |
| **SOUTH AMERICA** | **(25)** | **67** | **15** | **92** | **(24)** | **87** | **67** | **15** | **203** | **94** |
| | | | | | | | | | | |
| Cripple Creek & Victor | (15) | 24 | 12 | 32 | (3) | 22 | 24 | 12 | 69 | 53 |
| Other | (1) | (1) | (1) | (2) | (4) | (1) | (1) | (1) | (2) | (4) |
| **NORTH AMERICA** | **(15)** | **23** | **11** | **30** | **(7)** | **21** | **23** | **11** | **67** | **49** |
| | | | | | | | | | | |
| **OTHER** | **2** | **9** | **-** | **19** | **18** | **2** | **8** | **-** | **18** | **2** |
| | | | | | | | | | | |
| **SUB-TOTAL** | **(475)** | **347** | **37** | **188** | **(555)** | **321** | **347** | **37** | **984** | **549** |
| | | | | | | | | | | |
| Less equity accounted investments | (35) | (42) | (9) | (113) | 46 | (35) | (42) | (9) | (113) | (48) |
| | | | | | | | | | | |
| **ANGLOGOLD ASHANTI** | **(510)** | **305** | **28** | **74** | **(509)** | **287** | **305** | **28** | **871** | **501** |

[1] Equity accounted investments.

*Rounding of figures may result in computational discrepancies.*



## Southern Africa

VAAL RIVER

| GREAT NOLIGWA | | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | | | |
| Area mined | - 000 $m^2$ | / - 000 $ft^2$ | | 42 | 35 | 59 | 120 | 207 | 447 | 375 | 637 | 1,287 | 2,225 |
| Milled | - 000 tonnes | / - 000 tons | | 237 | 182 | 308 | 670 | 1,091 | 261 | 201 | 339 | 739 | 1,202 |
| Yield | - g/t | / - oz/t | | 5.46 | 6.74 | 6.42 | 5.77 | 7.61 | 0.159 | 0.197 | 0.187 | 0.168 | 0.222 |
| Gold produced | - kg | / - oz (000) | | 1,292 | 1,229 | 1,976 | 3,870 | 8,299 | 42 | 39 | 64 | 124 | 267 |
| Gold sold | - kg | / oz (000) | | 1,374 | 1,241 | 2,169 | 3,871 | 8,314 | 44 | 40 | 70 | 124 | 267 |
| Total cash costs | - R | / - $ | - ton milled | 1,246 | 1,296 | 963 | 1,168 | 861 | 146 | 139 | 113 | 124 | 102 |
| | - R/kg | / - $/oz | - produced | 228,066 | 192,157 | 149,915 | 202,257 | 113,196 | 916 | 708 | 601 | 735 | 459 |
| Total production costs | - R/kg | / - $/oz | - produced | 269,935 | 243,704 | 177,388 | 254,480 | 137,008 | 1,084 | 898 | 710 | 920 | 556 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | | |
| Target | - g | / - oz | | 142 | 135 | 188 | 134 | 178 | 4.55 | 4.34 | 6.05 | 4.32 | 5.71 |
| Actual | - g | / - oz | | 94 | 88 | 120 | 93 | 148 | 3.03 | 2.83 | 3.87 | 2.98 | 4.76 |
| Target | - $m^2$ | / - $ft^2$ | | 4.27 | 4.08 | 5.07 | 4.06 | 4.84 | 45.91 | 43.92 | 54.59 | 43.75 | 52.13 |
| Actual | - $m^2$ | / - $ft^2$ | | 3.03 | 2.50 | 3.60 | 2.86 | 3.69 | 32.65 | 26.88 | 38.80 | 30.83 | 39.73 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | | |
| Gold income | | | | 307 | 296 | 356 | 881 | 1,461 | 40 | 35 | 46 | 103 | 190 |
| Cost of sales | | | | 368 | 304 | 374 | 985 | 1,139 | 48 | 36 | 48 | 115 | 149 |
| Cash operating costs | | | | 293 | 235 | 295 | 779 | 935 | 38 | 28 | 38 | 91 | 122 |
| Other cash costs | | | | 1 | 1 | 1 | 4 | 5 | - | - | - | - | 1 |
| Total cash costs | | | | 295 | 236 | 296 | 783 | 939 | 38 | 28 | 38 | 91 | 123 |
| Retrenchment costs | | | | 3 | 3 | 4 | 11 | 15 | - | - | 1 | 1 | 2 |
| Rehabilitation and other non-cash costs | | | | 2 | 1 | (6) | 4 | (2) | - | - | (1) | - | - |
| Production costs | | | | 300 | 240 | 294 | 797 | 952 | 39 | 28 | 38 | 93 | 124 |
| Amortisation of tangible assets | | | | 49 | 60 | 57 | 187 | 185 | 6 | 7 | 7 | 21 | 24 |
| Inventory change | | | | 19 | 4 | 24 | - | 2 | 3 | - | 3 | 1 | - |
| | | | | (62) | (8) | (19) | (104) | 322 | (8) | (1) | (2) | (12) | 42 |
| Realised non-hedge derivatives and other commodity contracts | | | | (180) | - | (9) | (110) | (830) | (23) | - | (1) | (16) | (105) |
| Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | | (241) | (8) | (28) | (214) | (508) | (31) | (1) | (3) | (28) | (63) |
| Add back hedge buyback costs | | | | 184 | - | - | 184 | 736 | 23 | - | - | 23 | 93 |
| Add realised loss on other commodity contracts | | | | - | - | - | - | 115 | - | - | - | - | 14 |
| Adjusted gross (loss) profit excluding hedge buyback costs | | | | (57) | (8) | (28) | (30) | 343 | (7) | (1) | (3) | (5) | 44 |
| Capital expenditure | | | | 57 | 50 | 61 | 147 | 159 | 7 | 6 | 8 | 17 | 21 |

*Rounding of figures may result in computational discrepancies.*



## Southern Africa

VAAL RIVER

| KOPANANG | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|
| | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | |
| Area mined - 000 $m^2$ / - 000 $ft^2$ | 99 | 77 | 99 | 273 | 303 | 1,067 | 824 | 1,067 | 2,934 | 3,259 |
| Milled - 000 tonnes / - 000 tons | 431 | 317 | 408 | 1,136 | 1,232 | 475 | 349 | 450 | 1,252 | 1,358 |
| Yield - g/t / - oz/t | 6.63 | 6.43 | 6.44 | 6.43 | 6.83 | 0.193 | 0.188 | 0.188 | 0.188 | 0.199 |
| Gold produced - kg / - oz (000) | 2,857 | 2,038 | 2,627 | 7,304 | 8,417 | 92 | 66 | 84 | 235 | 271 |
| Gold sold - kg / oz (000) | 2,978 | 2,074 | 2,800 | 7,305 | 8,430 | 96 | 67 | 90 | 235 | 271 |
| Total cash costs - R / - $ - ton milled | 731 | 783 | 674 | 724 | 608 | 85 | 84 | 79 | 77 | 72 |
| - R/kg / - $/oz - produced | 110,280 | 121,703 | 104,669 | 112,579 | 88,986 | 442 | 446 | 419 | 409 | 360 |
| Total production costs - R/kg / - $/oz - produced | 154,448 | 178,161 | 141,600 | 164,952 | 127,285 | 619 | 655 | 567 | 597 | 515 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Target - g / - oz | 217 | 209 | 216 | 212 | 200 | 6.98 | 6.70 | 6.95 | 6.83 | 6.42 |
| Actual - g / - oz | 191 | 137 | 177 | 163 | 188 | 6.14 | 4.41 | 5.69 | 5.24 | 6.03 |
| Target - $m^2$ / - $ft^2$ | 7.71 | 7.63 | 7.76 | 7.64 | 7.30 | 83.01 | 82.18 | 83.58 | 82.26 | 78.57 |
| Actual - $m^2$ / - $ft^2$ | 6.62 | 5.15 | 6.67 | 6.08 | 6.75 | 71.29 | 55.49 | 71.84 | 65.44 | 72.61 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | 666 | 490 | 462 | 1,655 | 1,483 | 87 | 58 | 60 | 195 | 193 |
| Cost of sales | 463 | 367 | 391 | 1,205 | 1,072 | 60 | 43 | 50 | 141 | 140 |
| Cash operating costs | 313 | 246 | 273 | 817 | 745 | 40 | 29 | 35 | 95 | 97 |
| Other cash costs | 2 | 2 | 1 | 5 | 4 | - | - | - | 1 | 1 |
| Total cash costs | 315 | 248 | 275 | 822 | 749 | 41 | 29 | 35 | 96 | 98 |
| Retrenchment costs | 5 | 3 | 4 | 10 | 12 | 1 | - | 1 | 1 | 2 |
| Rehabilitation and other non-cash costs | 3 | 2 | (2) | 7 | 2 | - | - | - | 1 | - |
| Production costs | 322 | 253 | 278 | 839 | 763 | 42 | 30 | 36 | 98 | 99 |
| Amortisation of tangible assets | 119 | 110 | 94 | 366 | 309 | 15 | 13 | 12 | 42 | 40 |
| Inventory change | 22 | 4 | 19 | - | 1 | 3 | - | 2 | 1 | - |
| | 203 | 122 | 71 | 450 | 410 | 27 | 15 | 10 | 54 | 53 |
| Realised non-hedge derivatives and other commodity contracts | (384) | 1 | (14) | (260) | (782) | (49) | - | (2) | (36) | (99) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | (180) | 124 | 57 | 190 | (371) | (22) | 15 | 8 | 18 | (46) |
| Add back hedge buyback costs | 391 | - | - | 391 | 669 | 49 | - | - | 49 | 84 |
| Add realised loss on other commodity contracts | - | - | - | - | 107 | - | - | - | - | 13 |
| Adjusted gross profit excluding hedge buyback costs | 210 | 124 | 57 | 581 | 405 | 27 | 15 | 8 | 67 | 52 |
| Capital expenditure | 123 | 117 | 96 | 342 | 275 | 15 | 14 | 12 | 39 | 36 |

*Rounding of figures may result in computational discrepancies.*



## Southern Africa
**VAAL RIVER**

| | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **MOAB KHOTSONG** | | | | | Rand / Metric | | | | | Dollar / Imperial | | |
| **OPERATING RESULTS** | | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | | |
| Area mined | - 000 m$^2$ | / - 000 ft$^2$ | 30 | 21 | 34 | 85 | 61 | 319 | 224 | 371 | 915 | 659 |
| Milled | - 000 tonnes | / - 000 tons | 192 | 160 | 227 | 566 | 398 | 212 | 176 | 250 | 624 | 439 |
| Yield | - g/t | / - oz/t | 9.99 | 9.23 | 9.37 | 9.58 | 9.47 | 0.291 | 0.269 | 0.273 | 0.279 | 0.276 |
| Gold produced | - kg | / - oz (000) | 1,922 | 1,475 | 2,127 | 5,425 | 3,771 | 62 | 47 | 68 | 174 | 121 |
| Gold sold | - kg | / - oz (000) | 2,021 | 1,501 | 2,178 | 5,426 | 3,774 | 65 | 48 | 70 | 174 | 121 |
| Total cash costs | - R | / - $ | - ton milled | 1,190 | 1,094 | 737 | 1,047 | 974 | 139 | 117 | 86 | 111 | 115 |
| | - R/kg | / - $/oz | - produced | 119,083 | 118,589 | 78,689 | 109,243 | 102,819 | 478 | 434 | 316 | 397 | 415 |
| Total production costs | - R/kg | / - $/oz | - produced | 195,043 | 216,816 | 168,658 | 191,099 | 173,271 | 783 | 797 | 677 | 692 | 698 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | |
| Target | - g | / - oz | 210 | 197 | 164 | 202 | 150 | 6.76 | 6.35 | 5.27 | 6.49 | 4.82 |
| Actual | - g | / - oz | 178 | 146 | 232 | 175 | 191 | 5.73 | 4.69 | 7.45 | 5.64 | 6.13 |
| Target | - m$^2$ | / - ft$^2$ | 3.70 | 3.60 | 3.59 | 3.60 | 3.21 | 39.79 | 38.79 | 38.70 | 38.77 | 34.58 |
| Actual | - m$^2$ | / - ft$^2$ | 2.74 | 2.06 | 3.76 | 2.75 | 3.10 | 29.51 | 22.15 | 40.45 | 29.61 | 33.32 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | |
| Gold income | | | 454 | 357 | 346 | 1,232 | 638 | 59 | 42 | 45 | 144 | 83 |
| Cost of sales | | | 397 | 319 | 368 | 1,037 | 654 | 51 | 38 | 47 | 121 | 85 |
| Cash operating costs | | | 227 | 174 | 166 | 589 | 386 | 29 | 20 | 21 | 69 | 50 |
| Other cash costs | | | 1 | 1 | 1 | 4 | 2 | - | - | - | - | - |
| Total cash costs | | | 229 | 175 | 167 | 593 | 388 | 30 | 21 | 22 | 69 | 50 |
| Retrenchment costs | | | 2 | 2 | 1 | 4 | 2 | - | - | - | 1 | - |
| Rehabilitation and other non-cash costs | | | 3 | 2 | 5 | 6 | 11 | - | - | 1 | 1 | 1 |
| Production costs | | | 233 | 178 | 173 | 603 | 400 | 30 | 21 | 22 | 70 | 52 |
| Amortisation of tangible assets | | | 141 | 141 | 185 | 433 | 253 | 18 | 17 | 24 | 50 | 33 |
| Inventory change | | | 22 | - | 9 | - | - | 3 | - | 1 | 1 | - |
| | | | 57 | 38 | (22) | 196 | (16) | 8 | 5 | (3) | 23 | (2) |
| Realised non-hedge derivatives and other commodity contracts | | | (256) | 1 | (5) | (153) | (236) | (32) | - | (1) | (22) | (30) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | (199) | 39 | (27) | 42 | (252) | (25) | 5 | (3) | 1 | (32) |
| Add back hedge buyback costs | | | 259 | - | - | 259 | 201 | 33 | - | - | 33 | 25 |
| Add realised loss on other commodity contracts | | | - | - | - | - | 32 | - | - | - | - | 4 |
| Adjusted gross profit (loss) excluding hedge buyback costs | | | 60 | 39 | (27) | 301 | (19) | 8 | 5 | (3) | 33 | (3) |
| Capital expenditure | | | 250 | 196 | 224 | 631 | 530 | 31 | 23 | 29 | 73 | 69 |

*Rounding of figures may result in computational discrepancies.*



## Southern Africa
**VAAL RIVER**

| TAU LEKOA | | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | | | |
| Area mined | - 000 m$^2$ | / - 000 ft$^2$ | | 63 | 61 | 63 | 180 | 182 | 677 | 658 | 680 | 1,940 | 1,955 |
| Milled | - 000 tonnes | / - 000 tons | | 303 | 294 | 335 | 867 | 929 | 334 | 324 | 369 | 956 | 1,024 |
| Yield | - g/t | / - oz/t | | 3.20 | 2.98 | 3.50 | 3.24 | 3.59 | 0.093 | 0.087 | 0.102 | 0.094 | 0.105 |
| Gold produced | - kg | / - oz (000) | | 971 | 875 | 1,173 | 2,808 | 3,339 | 31 | 28 | 38 | 90 | 107 |
| Gold sold | - kg | / oz (000) | | 1,030 | 877 | 1,248 | 2,808 | 3,343 | 33 | 28 | 40 | 90 | 107 |
| Total cash costs | - R | / - $ | - ton milled | 637 | 605 | 497 | 637 | 490 | 74 | 65 | 58 | 67 | 58 |
| | - R/kg | / - $/oz | - produced | 198,952 | 203,373 | 141,990 | 196,852 | 136,339 | 797 | 751 | 568 | 713 | 551 |
| Total production costs | - R/kg | / - $/oz | - produced | 204,095 | 204,337 | 173,421 | 213,396 | 165,952 | 818 | 756 | 693 | 767 | 671 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | | |
| Target | - g | / - oz | | 139 | 142 | 160 | 141 | 149 | 4.48 | 4.57 | 5.14 | 4.54 | 4.79 |
| Actual | - g | / - oz | | 107 | 96 | 132 | 104 | 128 | 3.45 | 3.10 | 4.25 | 3.33 | 4.11 |
| Target | - m$^2$ | / - ft$^2$ | | 7.70 | 7.66 | 8.30 | 7.63 | 7.81 | 82.84 | 82.47 | 89.34 | 82.09 | 84.02 |
| Actual | - m$^2$ | / - ft$^2$ | | 6.95 | 6.73 | 7.12 | 6.64 | 6.95 | 74.86 | 72.47 | 76.68 | 71.51 | 74.77 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | | |
| Gold income | | | | 227 | 208 | 205 | 633 | 593 | 30 | 25 | 27 | 74 | 77 |
| Cost of sales | | | | 210 | 181 | 216 | 599 | 555 | 27 | 22 | 28 | 70 | 72 |
| Cash operating costs | | | | 192 | 177 | 166 | 550 | 453 | 25 | 21 | 21 | 64 | 59 |
| Other cash costs | | | | 1 | 1 | 1 | 3 | 2 | - | - | - | - | - |
| Total cash costs | | | | 193 | 178 | 167 | 553 | 455 | 25 | 21 | 21 | 64 | 59 |
| Retrenchment costs | | | | 2 | 4 | 2 | 7 | 5 | - | - | - | 1 | 1 |
| Rehabilitation and other non-cash costs | | | | - | - | 5 | - | 6 | - | - | 1 | - | 1 |
| Production costs | | | | 195 | 182 | 173 | 560 | 465 | 25 | 22 | 22 | 65 | 60 |
| Amortisation of tangible assets | | | | 3 | (3) | 30 | 39 | 89 | - | - | 4 | 4 | 12 |
| Inventory change | | | | 12 | 2 | 12 | - | 1 | 2 | - | 2 | - | - |
| | | | | 17 | 27 | (11) | 34 | 39 | 2 | 3 | (1) | 5 | 5 |
| Realised non-hedge derivatives and other commodity contracts | | | | (140) | 1 | (5) | (89) | (291) | (18) | - | (1) | (13) | (37) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | | (123) | 28 | (16) | (56) | (252) | (15) | 3 | (2) | (8) | (32) |
| Add back hedge buyback costs | | | | 145 | - | - | 145 | 290 | 18 | - | - | 18 | 37 |
| Adjusted gross profit (loss) excluding hedge buyback costs | | | | 23 | 28 | (16) | 90 | 38 | 3 | 3 | (2) | 10 | 5 |
| Capital expenditure | | | | 40 | 32 | 41 | 101 | 107 | 5 | 4 | 5 | 12 | 14 |

*Rounding of figures may result in computational discrepancies.*



## Southern Africa
**VAAL RIVER**

| | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **SURFACE OPERATIONS** | | | | | Rand / Metric | | | | | Dollar / Imperial | | |
| **OPERATING RESULTS** | | | | | | | | | | | | |
| Milled | - 000 tonnes | / - 000 tons | 2,358 | 2,539 | 2,150 | 7,284 | 5,883 | 2,599 | 2,799 | 2,370 | 8,029 | 6,485 |
| Yield | - g/t | / - oz/t | 0.52 | 0.52 | 0.36 | 0.54 | 0.34 | 0.015 | 0.015 | 0.010 | 0.016 | 0.010 |
| Gold produced | - kg | / - oz (000) | 1,229 | 1,319 | 773 | 3,964 | 2,016 | 40 | 42 | 25 | 127 | 65 |
| Gold sold | - kg | / - oz (000) | 1,323 | 1,314 | 807 | 3,964 | 2,020 | 43 | 42 | 26 | 127 | 65 |
| Total cash costs | - R | / - $ | - ton milled | 53 | 45 | 46 | 46 | 40 | 6 | 5 | 5 | 5 | 5 |
| | - R/kg | / - $/oz | - produced | 101,339 | 86,621 | 127,742 | 84,083 | 116,098 | 406 | 320 | 513 | 307 | 471 |
| Total production costs | - R/kg | / - $/oz | - produced | 106,128 | 90,534 | 135,813 | 88,448 | 124,301 | 426 | 334 | 545 | 323 | 504 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | |
| Target | - g | / - oz | 1,284 | 1,301 | 656 | 1,296 | 723 | 41.27 | 41.84 | 21.11 | 41.66 | 23.26 |
| Actual | - g | / - oz | 1,759 | 1,884 | 1,054 | 1,880 | 973 | 56.54 | 60.57 | 33.89 | 60.46 | 31.28 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | |
| Gold income | | | 290 | 313 | 133 | 890 | 358 | 38 | 37 | 17 | 104 | 47 |
| Cost of sales | | | 139 | 117 | 110 | 351 | 251 | 18 | 14 | 14 | 41 | 33 |
| Cash operating costs | | | 125 | 114 | 99 | 333 | 234 | 16 | 14 | 13 | 39 | 31 |
| Other cash costs | | | - | - | - | - | - | - | - | - | - | - |
| Total cash costs | | | 125 | 114 | 99 | 333 | 234 | 16 | 14 | 13 | 39 | 31 |
| Retrenchment costs | | | - | - | - | - | - | - | - | - | - | - |
| Rehabilitation and other non-cash costs | | | - | - | - | - | - | - | - | - | - | - |
| Production costs | | | 125 | 114 | 99 | 333 | 234 | 16 | 14 | 13 | 39 | 31 |
| Amortisation of tangible assets | | | 6 | 5 | 6 | 17 | 17 | 1 | 1 | 1 | 2 | 2 |
| Inventory change | | | 9 | (2) | 5 | - | - | 1 | - | 1 | - | - |
| | | | 151 | 195 | 23 | 539 | 107 | 20 | 23 | 3 | 63 | 14 |
| Realised non-hedge derivatives and other commodity contracts | | | (183) | 2 | (4) | (106) | (145) | (23) | - | (1) | (15) | (19) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | (32) | 198 | 19 | 433 | (38) | (3) | 24 | 3 | 47 | (4) |
| Add back hedge buyback costs | | | 192 | - | - | 192 | 134 | 24 | - | - | 24 | 17 |
| Adjusted gross profit excluding hedge buyback costs | | | 160 | 198 | 19 | 625 | 95 | 21 | 24 | 3 | 71 | 13 |
| Capital expenditure | | | 8 | 5 | 3 | 13 | 5 | 1 | 1 | - | 2 | 1 |

*Rounding of figures may result in computational discrepancies.*



## Southern Africa

**WEST WITS**

| MPONENG | | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | | | |
| Area mined | - 000 $m^2$ | / - 000 $ft^2$ | | 87 | 91 | 92 | 254 | 269 | 942 | 984 | 990 | 2,736 | 2,896 |
| Milled | - 000 tonnes | / - 000 tons | | 477 | 498 | 503 | 1,390 | 1,388 | 526 | 549 | 555 | 1,532 | 1,530 |
| Yield | - g/t | / - oz/t | | 8.15 | 8.75 | 10.16 | 8.79 | 10.21 | 0.238 | 0.255 | 0.296 | 0.256 | 0.298 |
| Gold produced | - kg | / - oz (000) | | 3,892 | 4,362 | 5,113 | 12,222 | 14,180 | 125 | 140 | 164 | 393 | 456 |
| Gold sold | - kg | / - oz (000) | | 4,094 | 4,497 | 5,511 | 12,134 | 14,224 | 132 | 145 | 177 | 390 | 457 |
| Total cash costs | - R | / - $ | - ton milled | 761 | 719 | 734 | 740 | 649 | 89 | 78 | 86 | 79 | 77 |
| | - R/kg | / - $/oz | - produced | 93,380 | 82,105 | 72,238 | 84,208 | 63,573 | 375 | 304 | 289 | 307 | 257 |
| Total production costs | - R/kg | / - $/oz | - produced | 113,899 | 99,581 | 92,238 | 102,487 | 84,150 | 458 | 369 | 368 | 374 | 340 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | | |
| Target | - g | / - oz | | 274 | 272 | 274 | 270 | 262 | 8.80 | 8.73 | 8.81 | 8.68 | 8.41 |
| Actual | - g | / - oz | | 237 | 275 | 327 | 256 | 299 | 7.63 | 8.84 | 10.50 | 8.23 | 9.60 |
| Target | - $m^2$ | / - $ft^2$ | | 5.83 | 5.67 | 5.59 | 5.65 | 5.39 | 62.72 | 61.05 | 60.19 | 60.81 | 57.98 |
| Actual | - $m^2$ | / - $ft^2$ | | 5.34 | 5.76 | 5.87 | 5.32 | 5.67 | 57.43 | 62.02 | 63.23 | 57.31 | 60.98 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | | |
| Gold income | | | | 1,267 | 1,059 | 931 | 3,097 | 2,449 | 165 | 127 | 121 | 369 | 318 |
| Cost of sales | | | | 462 | 446 | 502 | 1,243 | 1,197 | 60 | 53 | 65 | 147 | 155 |
| Cash operating costs | | | | 361 | 356 | 367 | 1,023 | 896 | 47 | 42 | 47 | 120 | 116 |
| Other cash costs | | | | 2 | 2 | 2 | 6 | 5 | - | - | - | 1 | 1 |
| Total cash costs | | | | 363 | 358 | 369 | 1,029 | 901 | 47 | 43 | 48 | 121 | 117 |
| Retrenchment costs | | | | 2 | 2 | 2 | 5 | 6 | - | - | - | 1 | 1 |
| Rehabilitation costs | | | | 2 | 2 | 9 | 5 | 14 | - | - | 1 | 1 | 2 |
| Production costs | | | | 367 | 362 | 380 | 1,040 | 922 | 47 | 43 | 49 | 122 | 120 |
| Amortisation of tangible assets | | | | 76 | 72 | 91 | 213 | 272 | 10 | 9 | 12 | 25 | 35 |
| Inventory change | | | | 19 | 11 | 30 | (10) | 4 | 3 | 1 | 4 | - | - |
| | | | | 805 | 614 | 430 | 1,854 | 1,251 | 105 | 74 | 56 | 222 | 163 |
| Realised non-hedge derivatives and other commodity contracts | | | | (977) | 38 | (48) | (745) | (1,074) | (125) | 5 | (7) | (100) | (136) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | | (172) | 652 | 382 | 1,109 | 177 | (20) | 79 | 50 | 122 | 27 |
| Add back hedge buyback costs | | | | 632 | - | - | 632 | 1,116 | 80 | - | - | 80 | 141 |
| Adjusted gross profit excluding hedge buyback costs | | | | 461 | 652 | 382 | 1,741 | 1,293 | 60 | 79 | 50 | 202 | 167 |
| Capital expenditure | | | | 239 | 220 | 209 | 655 | 479 | 30 | 26 | 27 | 75 | 62 |

*Rounding of figures may result in computational discrepancies.*



## Southern Africa

**WEST WITS**

| SAVUKA | | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | | | |
| Area mined | - 000 $m^2$ | / - 000 $ft^2$ | | 3 | 15 | 17 | 33 | 48 | 28 | 166 | 188 | 354 | 519 |
| Milled | - 000 tonnes | / - 000 tons | | 13 | 60 | 83 | 154 | 246 | 14 | 66 | 91 | 169 | 272 |
| Yield | - g/t | / - oz/t | | 2.48 | 6.64 | 5.80 | 5.61 | 6.05 | 0.072 | 0.194 | 0.169 | 0.164 | 0.176 |
| Gold produced | - kg | / - oz (000) | | 31 | 398 | 481 | 862 | 1,491 | 1 | 13 | 15 | 28 | 48 |
| Gold sold | - kg | / - oz (000) | | 34 | 458 | 520 | 862 | 1,497 | 1 | 15 | 17 | 28 | 48 |
| Total cash costs | - R | / - $ | - ton milled | 6,073 | 1,221 | 872 | 1,380 | 704 | 712 | 132 | 102 | 147 | 83 |
| | - R/kg | / - $/oz | - produced | 2,448,510 | 183,991 | 150,256 | 246,222 | 116,389 | 9,847 | 683 | 603 | 900 | 471 |
| Total production costs | - R/kg | / - $/oz | - produced | 3,001,824 | 227,342 | 123,005 | 302,829 | 134,356 | 12,063 | 843 | 489 | 1,107 | 543 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | | |
| Target | - g | / - oz | | 165 | 159 | 160 | 155 | 155 | 5.30 | 5.11 | 5.15 | 4.97 | 4.99 |
| Actual | - g | / - oz | | 11 | 122 | 143 | 91 | 154 | 0.34 | 3.92 | 4.60 | 2.91 | 4.96 |
| Target | - $m^2$ | / - $ft^2$ | | 6.00 | 5.73 | 5.64 | 5.67 | 5.22 | 64.53 | 61.71 | 60.71 | 61.00 | 56.16 |
| Actual | - $m^2$ | / - $ft^2$ | | 0.86 | 4.71 | 5.20 | 3.46 | 4.98 | 9.28 | 50.69 | 55.99 | 37.22 | 53.65 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | | |
| Gold income | | | | 11 | 106 | 88 | 200 | 254 | 1 | 12 | 11 | 22 | 33 |
| Cost of sales | | | | 95 | 101 | 65 | 261 | 201 | 12 | 12 | 8 | 31 | 26 |
| Cash operating costs | | | | 76 | 73 | 72 | 211 | 172 | 10 | 9 | 9 | 25 | 22 |
| Other cash costs | | | | - | - | - | 1 | 1 | - | - | - | - | - |
| Total cash costs | | | | 77 | 73 | 72 | 212 | 174 | 10 | 9 | 9 | 25 | 23 |
| Retrenchment costs | | | | - | 1 | - | 2 | 1 | - | - | - | - | - |
| Rehabilitation and other non-cash costs | | | | - | - | - | - | 1 | - | - | - | - | - |
| Production costs | | | | 77 | 74 | 73 | 214 | 176 | 10 | 9 | 9 | 25 | 23 |
| Amortisation of tangible assets | | | | 17 | 17 | (14) | 47 | 25 | 2 | 2 | (2) | 5 | 3 |
| Inventory change | | | | 1 | 10 | 6 | - | 1 | - | 1 | 1 | - | - |
| | | | | (84) | 5 | 23 | (61) | 53 | (11) | - | 3 | (9) | 7 |
| Realised non-hedge derivatives and other commodity contracts | | | | (8) | (1) | (5) | 12 | (103) | (1) | - | (1) | 1 | (13) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | | (92) | 4 | 18 | (49) | (50) | (12) | - | 2 | (8) | (6) |
| Add back hedge buyback costs | | | | 5 | - | - | 5 | 112 | 1 | - | - | 1 | 14 |
| Adjusted gross (loss) profit excluding hedge buyback costs | | | | (87) | 4 | 18 | (44) | 62 | (11) | - | 2 | (7) | 8 |
| Capital expenditure | | | | 12 | 30 | 20 | 63 | 64 | 2 | 3 | 3 | 7 | 8 |

*Rounding of figures may result in computational discrepancies.*



## Southern Africa

**WEST WITS**

| TAUTONA | | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | | | |
| Area mined | - 000 $m^2$ | / - 000 $ft^2$ | | 37 | 36 | 41 | 107 | 129 | 397 | 391 | 445 | 1,153 | 1,393 |
| Milled | - 000 tonnes | / - 000 tons | | 304 | 267 | 292 | 805 | 852 | 336 | 294 | 322 | 887 | 939 |
| Yield | - g/t | / - oz/t | | 7.39 | 6.95 | 8.34 | 7.31 | 8.75 | 0.216 | 0.203 | 0.243 | 0.213 | 0.255 |
| Gold produced | - kg | / - oz (000) | | 2,251 | 1,857 | 2,435 | 5,882 | 7,454 | 72 | 60 | 78 | 189 | 240 |
| **SURFACE AND DUMP RECLAMATION** | | | | | | | | | | | | | |
| Treated | - 000 tonnes | / - 000 tons | | 133 | 166 | 61 | 440 | 324 | 147 | 183 | 68 | 485 | 357 |
| Yield | - g/t | / - oz/t | | 0.43 | 0.28 | 0.46 | 0.35 | 0.41 | 0.013 | 0.008 | 0.013 | 0.010 | 0.012 |
| Gold produced | - kg | / - oz (000) | | 58 | 47 | 28 | 153 | 132 | 2 | 1 | 1 | 5 | 4 |
| **TOTAL** | | | | | | | | | | | | | |
| Yield [1] | - g/t | / - oz/t | | 7.39 | 6.95 | 8.34 | 7.31 | 8.75 | 0.216 | 0.203 | 0.243 | 0.213 | 0.255 |
| Gold produced | - kg | / - oz (000) | | 2,309 | 1,904 | 2,464 | 6,035 | 7,585 | 74 | 61 | 79 | 194 | 244 |
| Gold sold | - kg | / - oz (000) | | 2,403 | 1,994 | 2,687 | 5,987 | 7,616 | 77 | 64 | 86 | 192 | 245 |
| Total cash costs | - R | / - $ | - ton milled | 660 | 522 | 772 | 594 | 617 | 77 | 56 | 90 | 63 | 73 |
| | - R/kg | / - $/oz | - produced | 125,198 | 118,926 | 110,722 | 122,448 | 95,618 | 501 | 439 | 444 | 446 | 388 |
| Total production costs | - R/kg | / - $/oz | - produced | 178,428 | 177,529 | 113,079 | 176,722 | 120,357 | 714 | 656 | 451 | 645 | 487 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | | |
| Target | - g | / - oz | | 237 | 256 | 253 | 240 | 231 | 7.61 | 8.22 | 8.13 | 7.73 | 7.42 |
| Actual | - g | / - oz | | 226 | 191 | 223 | 199 | 216 | 7.26 | 6.13 | 7.17 | 6.39 | 6.93 |
| Target | - $m^2$ | / - $ft^2$ | | 4.10 | 4.15 | 4.39 | 4.01 | 4.06 | 44.15 | 44.64 | 47.22 | 43.19 | 43.73 |
| Actual | - $m^2$ | / - $ft^2$ | | 3.60 | 3.64 | 3.74 | 3.52 | 3.68 | 38.80 | 39.13 | 40.26 | 37.94 | 39.61 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | | |
| Gold income | | | | 747 | 468 | 465 | 1,569 | 1,325 | 97 | 56 | 60 | 189 | 172 |
| Cost of sales | | | | 430 | 353 | 306 | 1,060 | 917 | 56 | 42 | 39 | 125 | 119 |
| Cash operating costs | | | | 287 | 225 | 271 | 735 | 721 | 37 | 27 | 35 | 86 | 94 |
| Other cash costs | | | | 2 | 1 | 1 | 4 | 4 | - | - | - | 1 | 1 |
| Total cash costs | | | | 289 | 226 | 273 | 739 | 725 | 37 | 27 | 35 | 87 | 95 |
| Retrenchment costs | | | | 2 | 8 | 1 | 12 | 15 | - | 1 | - | 1 | 2 |
| Rehabilitation and other non-cash costs | | | | 1 | 1 | 2 | 3 | 5 | - | - | - | - | 1 |
| Production costs | | | | 293 | 235 | 276 | 754 | 745 | 38 | 28 | 36 | 88 | 97 |
| Amortisation of tangible assets | | | | 119 | 103 | 2 | 313 | 168 | 15 | 12 | - | 37 | 22 |
| Inventory change | | | | 18 | 15 | 27 | (7) | 4 | 3 | 2 | 4 | - | - |
| | | | | 318 | 115 | 159 | 509 | 408 | 41 | 14 | 21 | 63 | 53 |
| Realised non-hedge derivatives and other commodity contracts | | | | (583) | 22 | (30) | (473) | (610) | (74) | 3 | (4) | (63) | (77) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | | (265) | 137 | 130 | 36 | (202) | (33) | 17 | 17 | - | (24) |
| Add back hedge buyback costs | | | | 376 | - | - | 376 | 625 | 47 | - | - | 47 | 79 |
| Adjusted gross profit excluding hedge buyback costs | | | | 112 | 137 | 130 | 412 | 423 | 15 | 17 | 17 | 48 | 55 |
| Capital expenditure | | | | 135 | 113 | 134 | 346 | 345 | 17 | 13 | 17 | 40 | 45 |

[1] Total yield excludes the surface and dump reclamation.

*Rounding of figures may result in computational discrepancies.*



**Southern Africa**

| NAVACHAB | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | | | |
| Volume mined | - 000 bcm | / - 000 bcy | 936 | 937 | 842 | 2,696 | 2,212 | 1,225 | 1,225 | 1,101 | 3,526 | 2,894 |
| Mined | - 000 tonnes | / - 000 tons | 2,529 | 2,538 | 2,272 | 7,270 | 5,867 | 2,788 | 2,798 | 2,504 | 8,014 | 6,467 |
| Treated | - 000 tonnes | / - 000 tons | 317 | 342 | 377 | 1,011 | 1,080 | 349 | 377 | 415 | 1,115 | 1,191 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | 6.37 | 5.39 | 4.65 | 5.72 | 6.17 | 6.37 | 5.39 | 4.65 | 5.72 | 6.17 |
| Yield | - g/t | / - oz/t | 1.61 | 1.20 | 1.43 | 1.47 | 1.40 | 0.047 | 0.035 | 0.042 | 0.043 | 0.041 |
| Gold produced | - kg | / - oz (000) | 509 | 410 | 540 | 1,488 | 1,512 | 16 | 13 | 17 | 48 | 49 |
| Gold sold | - kg | / - oz (000) | 491 | 382 | 518 | 1,447 | 1,485 | 16 | 12 | 17 | 47 | 48 |
| Total cash costs | - R/kg | / - $/oz | - produced | 153,760 | 194,309 | 134,832 | 161,746 | 134,525 | 615 | 722 | 539 | 584 | 544 |
| Total production costs | - R/kg | / - $/oz | - produced | 173,607 | 217,534 | 145,989 | 181,868 | 150,243 | 695 | 808 | 583 | 657 | 608 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | |
| Target | - g | / - oz | 479 | 467 | 488 | 475 | 467 | 15.40 | 15.01 | 15.70 | 15.28 | 15.03 |
| Actual | - g | / - oz | 287 | 231 | 370 | 292 | 366 | 9.24 | 7.43 | 11.91 | 9.40 | 11.76 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | |
| Gold income | | | 111 | 95 | 85 | 361 | 186 | 14 | 11 | 11 | 41 | 25 |
| Cost of sales | | | 85 | 83 | 76 | 262 | 221 | 11 | 10 | 10 | 30 | 29 |
| Cash operating costs | | | 75 | 77 | 70 | 229 | 193 | 10 | 9 | 9 | 27 | 25 |
| Other cash costs | | | 4 | 3 | 3 | 11 | 10 | - | - | - | 1 | 1 |
| Total cash costs | | | 78 | 80 | 73 | 241 | 203 | 10 | 10 | 9 | 28 | 26 |
| Rehabilitation and other non-cash costs | | | - | - | (1) | - | (1) | - | - | - | - | - |
| Production costs | | | 78 | 80 | 72 | 241 | 202 | 10 | 10 | 9 | 28 | 26 |
| Amortisation of tangible assets | | | 10 | 10 | 7 | 30 | 25 | 1 | 1 | 1 | 3 | 3 |
| Inventory change | | | (3) | (6) | (3) | (8) | (7) | - | (1) | - | (1) | (1) |
| | | | 25 | 12 | 9 | 99 | (35) | 3 | 2 | 1 | 11 | (4) |
| Realised non-hedge derivatives and other commodity contracts | | | (95) | - | - | (95) | - | (12) | - | - | (12) | - |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | (70) | 12 | 9 | 4 | (35) | (9) | 2 | 1 | (1) | (4) |
| Add back hedge buyback costs | | | 95 | - | - | 95 | 67 | 12 | - | - | 12 | 8 |
| Adjusted gross profit excluding hedge buyback costs | | | 25 | 12 | 9 | 99 | 32 | 3 | 2 | 1 | 11 | 4 |
| Capital expenditure | | | 62 | 58 | 18 | 143 | 65 | 8 | 7 | 2 | 16 | 8 |

*Rounding of figures may result in computational discrepancies.*



**Continental Africa**

| | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **IDUAPRIEM** | | | | Rand / Metric | | | | | Dollar / Imperial | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | | |
| Mined | - 000 tonnes / - 000 tons | 7,333 | 6,485 | 4,292 | 19,816 | 12,401 | 8,083 | 7,148 | 4,731 | 21,844 | 13,669 |
| Treated | - 000 tonnes / - 000 tons | 1,042 | 793 | 874 | 2,505 | 2,571 | 1,148 | 874 | 963 | 2,761 | 2,834 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | 6.95 | 7.15 | 4.52 | 6.33 | 3.74 | 6.95 | 7.15 | 4.52 | 6.33 | 3.74 |
| Yield | - g/t / - oz/t | 1.54 | 1.84 | 1.79 | 1.68 | 1.73 | 0.045 | 0.054 | 0.052 | 0.049 | 0.051 |
| Gold in ore | - kg / - oz (000) | 1,353 | 1,352 | 1,470 | 4,436 | 4,727 | 43 | 43 | 47 | 143 | 152 |
| Gold produced | - kg / - oz (000) | 1,608 | 1,460 | 1,566 | 4,215 | 4,460 | 52 | 47 | 50 | 136 | 143 |
| Gold sold | - kg / - oz (000) | 1,517 | 1,394 | 1,583 | 4,203 | 4,513 | 49 | 45 | 51 | 135 | 145 |
| Total cash costs | - R/kg / - $/oz - produced | 123,471 | 143,017 | 140,977 | 142,927 | 124,901 | 493 | 530 | 563 | 517 | 504 |
| Total produced costs | - R/kg / - $/oz - produced | 135,470 | 157,223 | 162,809 | 158,092 | 147,886 | 541 | 582 | 651 | 571 | 597 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g / - oz | 726 | 659 | 704 | 645 | 657 | 23.34 | 21.18 | 22.65 | 20.74 | 21.12 |
| Actual | - g / - oz | 578 | 543 | 604 | 527 | 574 | 18.59 | 17.47 | 19.41 | 16.94 | 18.45 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | 297 | 337 | 325 | 883 | 998 | 38 | 40 | 41 | 104 | 129 |
| Cost of sales | | 221 | 214 | 256 | 682 | 655 | 28 | 26 | 33 | 79 | 85 |
| Cash operating costs | | 184 | 195 | 209 | 562 | 523 | 24 | 23 | 27 | 65 | 68 |
| Other cash costs | | 14 | 14 | 12 | 41 | 34 | 2 | 2 | 1 | 5 | 4 |
| Total cash costs | | 199 | 209 | 221 | 602 | 557 | 26 | 25 | 28 | 70 | 72 |
| Rehabilitation and other non-cash costs | | 3 | 3 | (1) | 10 | 4 | - | - | - | 1 | - |
| Production costs | | 201 | 212 | 220 | 612 | 561 | 26 | 25 | 28 | 71 | 73 |
| Amortisation of tangible assets | | 16 | 18 | 35 | 54 | 99 | 2 | 2 | 5 | 6 | 13 |
| Inventory change | | 3 | (15) | 1 | 15 | (4) | 1 | (2) | - | 2 | (1) |
| | | 76 | 123 | 69 | 202 | 343 | 10 | 15 | 9 | 25 | 44 |
| Realised non-hedge derivatives and other commodity contracts | | (199) | 3 | (77) | (100) | (534) | (25) | 1 | (9) | (15) | (67) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | (122) | 126 | (8) | 102 | (191) | (15) | 15 | (1) | 10 | (23) |
| Add back hedge buyback costs | | 243 | - | - | 243 | 312 | 31 | - | - | 31 | 39 |
| Adjusted gross profit (loss) excluding hedge buyback costs | | 121 | 126 | (8) | 345 | 121 | 16 | 15 | (1) | 41 | 16 |
| Capital expenditure | | 44 | 59 | 136 | 141 | 297 | 6 | 7 | 18 | 16 | 39 |

*Rounding of figures may result in computational discrepancies.*

Quarterly Report September 2009 - www.AngloGoldAshanti.com



**Continental Africa**

| OBUASI | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 433 | 521 | 494 | 1,447 | 1,406 | 478 | 575 | 545 | 1,595 | 1,550 |
| Treated | - 000 tonnes | / - 000 tons | 459 | 546 | 546 | 1,567 | 1,532 | 506 | 602 | 602 | 1,727 | 1,689 |
| Yield | - g/t | / - oz/t | 5.68 | 5.20 | 4.45 | 5.07 | 4.27 | 0.166 | 0.152 | 0.130 | 0.148 | 0.125 |
| Gold produced | - kg | / - oz (000) | 2,606 | 2,841 | 2,434 | 7,949 | 6,545 | 84 | 91 | 78 | 256 | 210 |
| | | | | | | | | | | | | |
| **SURFACE AND DUMP RECLAMATION** | | | | | | | | | | | | |
| Treated | - 000 tonnes | / - 000 tons | 611 | 639 | 867 | 1,987 | 2,572 | 673 | 704 | 956 | 2,190 | 2,835 |
| Yield | - g/t | / - oz/t | 0.39 | 0.45 | 0.49 | 0.45 | 0.58 | 0.011 | 0.013 | 0.014 | 0.013 | 0.017 |
| Gold produced | - kg | / - oz (000) | 240 | 287 | 428 | 888 | 1,500 | 8 | 9 | 14 | 29 | 48 |
| | | | | | | | | | | | | |
| **TOTAL** | | | | | | | | | | | | |
| Yield [1] | - g/t | / - oz/t | 5.68 | 5.20 | 4.45 | 5.07 | 4.27 | 0.166 | 0.152 | 0.130 | 0.148 | 0.125 |
| Gold produced | - kg | / - oz (000) | 2,847 | 3,129 | 2,862 | 8,837 | 8,045 | 92 | 101 | 92 | 284 | 259 |
| Gold sold | - kg | / - oz (000) | 2,850 | 3,178 | 2,850 | 8,832 | 7,971 | 92 | 102 | 92 | 284 | 256 |
| Total cash costs | - R/kg | / - $/oz | - produced | 167,356 | 159,942 | 169,796 | 182,731 | 149,862 | 671 | 589 | 677 | 652 | 603 |
| Total production costs | - R/kg | / - $/oz | - produced | 205,661 | 203,304 | 219,100 | 226,683 | 202,808 | 824 | 750 | 874 | 809 | 817 |
| | | | | | | | | | | | | |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | |
| Target | - g | / - oz | 259 | 251 | 212 | 248 | 209 | 8.33 | 8.06 | 6.82 | 7.96 | 6.71 |
| Actual | - g | / - oz | 196 | 220 | 204 | 209 | 190 | 6.29 | 7.08 | 6.57 | 6.73 | 6.12 |
| | | | | | | | | | | | | |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | |
| Gold income | | | 528 | 728 | 612 | 1,802 | 2,015 | 67 | 86 | 78 | 209 | 259 |
| Cost of sales | | | 571 | 679 | 621 | 2,007 | 1,607 | 74 | 80 | 80 | 230 | 208 |
| Cash operating costs | | | 451 | 471 | 464 | 1,528 | 1,143 | 58 | 56 | 60 | 175 | 148 |
| Other cash costs | | | 26 | 29 | 22 | 87 | 62 | 3 | 3 | 3 | 10 | 8 |
| Total cash costs | | | 476 | 500 | 486 | 1,615 | 1,206 | 61 | 59 | 62 | 185 | 156 |
| Retrenchment costs | | | - | 18 | - | 20 | - | - | 2 | - | 2 | - |
| Rehabilitation and other non-cash costs | | | 4 | 2 | 13 | 13 | 40 | 1 | - | 2 | 1 | 5 |
| Production costs | | | 480 | 520 | 499 | 1,648 | 1,245 | 62 | 62 | 64 | 189 | 161 |
| Amortisation of tangible assets | | | 105 | 116 | 128 | 355 | 386 | 14 | 14 | 16 | 41 | 50 |
| Inventory change | | | (14) | 43 | (6) | 4 | (25) | (2) | 5 | (1) | - | (3) |
| | | | | | | | | | | | | |
| | | | (44) | 49 | (9) | (205) | 408 | (6) | 6 | (2) | (21) | 51 |
| Realised non-hedge derivatives and other commodity contracts | | | (505) | 31 | (164) | (270) | (1,141) | (63) | 4 | (20) | (39) | (143) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | (548) | 81 | (173) | (475) | (733) | (69) | 10 | (22) | (60) | (93) |
| Add back hedge buyback costs | | | 612 | - | - | 612 | 513 | 77 | - | - | 77 | 65 |
| Adjusted gross profit (loss) excluding hedge buyback costs | | | 64 | 81 | (173) | 137 | (220) | 8 | 10 | (22) | 18 | (28) |
| | | | | | | | | | | | | |
| Capital expenditure | | | 191 | 111 | 247 | 567 | 539 | 24 | 14 | 32 | 65 | 70 |

[1] Total yield represents underground operations.

*Rounding of figures may result in computational discrepancies.*



**Continental Africa**

| SIGUIRI - Attributable 85% | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | | |
| Mined | - 000 tonnes / - 000 tons | 4,321 | 4,974 | 4,783 | 14,609 | 18,244 | 4,763 | 5,483 | 5,273 | 16,104 | 20,111 |
| Treated | - 000 tonnes / - 000 tons | 2,236 | 2,258 | 2,109 | 6,588 | 6,309 | 2,465 | 2,489 | 2,325 | 7,262 | 6,954 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | 0.92 | 1.17 | 0.92 | 1.07 | 1.19 | 0.92 | 1.17 | 0.92 | 1.07 | 1.19 |
| Yield | - g/t / - oz/t | 1.10 | 1.10 | 1.06 | 1.13 | 1.24 | 0.032 | 0.032 | 0.031 | 0.033 | 0.036 |
| Gold produced | - kg / - oz (000) | 2,451 | 2,490 | 2,235 | 7,440 | 7,818 | 79 | 80 | 72 | 239 | 251 |
| Gold sold | - kg / - oz (000) | 3,069 | 1,554 | 2,422 | 6,968 | 7,790 | 99 | 50 | 78 | 224 | 250 |
| Total cash costs | - R/kg / - $/oz - produced | 125,416 | 121,537 | 131,846 | 134,625 | 114,004 | 500 | 451 | 528 | 481 | 462 |
| Total production costs | - R/kg / - $/oz - produced | 155,245 | 138,327 | 148,498 | 155,872 | 132,899 | 619 | 513 | 595 | 559 | 538 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g / - oz | 591 | 609 | 462 | 586 | 520 | 19.00 | 19.59 | 14.86 | 18.85 | 16.71 |
| Actual | - g / - oz | 527 | 532 | 520 | 556 | 621 | 16.93 | 17.10 | 16.72 | 17.87 | 19.96 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | 589 | 292 | 508 | 1,379 | 1,737 | 75 | 35 | 65 | 160 | 225 |
| Cost of sales | | 472 | 209 | 353 | 1,094 | 1,028 | 60 | 25 | 46 | 126 | 134 |
| Cash operating costs | | 248 | 261 | 251 | 842 | 725 | 32 | 31 | 32 | 97 | 94 |
| Other cash costs | | 59 | 41 | 44 | 159 | 166 | 8 | 5 | 6 | 18 | 22 |
| Total cash costs | | 307 | 303 | 295 | 1,002 | 891 | 39 | 36 | 38 | 115 | 116 |
| Rehabilitation and other non-cash costs | | 30 | 6 | (2) | 39 | 23 | 4 | 1 | - | 5 | 3 |
| Production costs | | 337 | 308 | 293 | 1,040 | 914 | 43 | 37 | 38 | 120 | 119 |
| Amortisation of tangible assets | | 43 | 36 | 39 | 119 | 125 | 6 | 4 | 5 | 14 | 16 |
| Inventory change | | 91 | (136) | 21 | (66) | (11) | 11 | (16) | 3 | (7) | (1) |
| | | 118 | 83 | 155 | 286 | 709 | 15 | 10 | 20 | 33 | 91 |
| Realised non-hedge derivatives and other commodity contracts | | (907) | 42 | (108) | (732) | (753) | (114) | 5 | (13) | (95) | (95) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | (790) | 125 | 47 | (446) | (44) | (99) | 15 | 6 | (62) | (4) |
| Add back hedge buyback costs | | 989 | - | - | 989 | 379 | 125 | - | - | 125 | 48 |
| Adjusted gross profit excluding hedge buyback costs | | 199 | 125 | 47 | 543 | 335 | 26 | 15 | 6 | 63 | 44 |
| Capital expenditure | | 26 | 60 | 44 | 134 | 122 | 4 | 7 | 6 | 15 | 16 |

*Rounding of figures may result in computational discrepancies.*



**Continental Africa**

| | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **MORILA - Attributable 40%** [1] | | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | | |
| Volume mined | - 000 bcm / - 000 bcy | - | 40 | 718 | 527 | 2,282 | - | 53 | 939 | 690 | 2,985 |
| Mined | - 000 tonnes / - 000 tons | - | 112 | 1,996 | 1,510 | 6,288 | - | 124 | 2,201 | 1,664 | 6,931 |
| Treated | - 000 tonnes / - 000 tons | 440 | 435 | 439 | 1,296 | 1,277 | 485 | 480 | 484 | 1,429 | 1,408 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | - | 0.44 | 3.23 | 1.17 | 3.01 | - | 0.44 | 3.23 | 1.17 | 3.01 |
| Yield | - g/t / - oz/t | 2.26 | 2.46 | 2.67 | 2.54 | 3.01 | 0.066 | 0.072 | 0.078 | 0.074 | 0.088 |
| Gold produced | - kg / - oz (000) | 995 | 1,071 | 1,170 | 3,294 | 3,841 | 32 | 34 | 38 | 106 | 124 |
| Gold sold | - kg / - oz (000) | 983 | 1,076 | 1,183 | 3,212 | 4,008 | 32 | 35 | 38 | 103 | 129 |
| Total cash costs | - R/kg / - $/oz - produced | 139,689 | 138,329 | 115,396 | 136,157 | 106,781 | 559 | 511 | 463 | 489 | 432 |
| Total production costs | - R/kg / - $/oz - produced | 150,571 | 150,906 | 134,074 | 148,167 | 125,551 | 603 | 557 | 538 | 532 | 508 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g / - oz | 712 | 764 | 1,157 | 822 | 1,104 | 22.90 | 24.57 | 37.20 | 26.44 | 35.49 |
| Actual | - g / - oz | 1,554 | 1,407 | 757 | 1,215 | 827 | 49.98 | 45.24 | 24.34 | 39.06 | 26.58 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | 234 | 270 | 190 | 833 | 369 | 30 | 32 | 25 | 95 | 50 |
| Cost of sales | | 148 | 159 | 156 | 470 | 495 | 19 | 19 | 20 | 54 | 65 |
| Cash operating costs | | 122 | 129 | 117 | 388 | 350 | 16 | 15 | 15 | 45 | 46 |
| Other cash costs | | 17 | 19 | 18 | 60 | 60 | 2 | 2 | 2 | 7 | 8 |
| Total cash costs | | 139 | 148 | 135 | 448 | 410 | 18 | 18 | 17 | 52 | 53 |
| Rehabilitation and other non-cash costs | | - | - | - | - | - | - | - | - | - | - |
| Production costs | | 139 | 150 | 135 | 450 | 410 | 18 | 18 | 17 | 52 | 53 |
| Amortisation of tangible assets | | 11 | 12 | 22 | 38 | 72 | 1 | 1 | 3 | 4 | 9 |
| Inventory change | | (1) | (3) | (1) | (18) | 13 | - | - | - | (2) | 2 |
| | | 86 | 112 | 34 | 363 | (126) | 11 | 13 | 5 | 41 | (15) |
| Realised non-hedge derivatives and other commodity contracts | | - | - | - | - | - | - | - | - | - | - |
| Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | 86 | 112 | 34 | 363 | (126) | 11 | 13 | 5 | 41 | (15) |
| Add back hedge buyback costs | | - | - | - | - | 335 | - | - | - | - | 42 |
| Adjusted gross profit excluding hedge buyback costs | | 86 | 112 | 34 | 363 | 208 | 11 | 13 | 5 | 41 | 27 |
| Capital expenditure | | (1) | 32 | 1 | 32 | 5 | - | 4 | - | 4 | 1 |

[1] Morila is an equity accounted joint venture.

*Rounding of figures may result in computational discrepancies.*



**Continental Africa**

| | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **SADIOLA - Attributable 38%** [1] | | | | | Rand / Metric | | | | | Dollar / Imperial | | |
| **OPERATING RESULTS** | | | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | | | |
| Volume mined | - 000 bcm | / - 000 bcy | 1,086 | 939 | 944 | 3,186 | 3,491 | 1,420 | 1,228 | 1,235 | 4,168 | 4,567 |
| Mined | - 000 tonnes | / - 000 tons | 2,072 | 1,844 | 1,831 | 6,163 | 6,710 | 2,284 | 2,033 | 2,018 | 6,793 | 7,397 |
| Treated | - 000 tonnes | / - 000 tons | 421 | 413 | 380 | 1,191 | 1,137 | 464 | 455 | 419 | 1,313 | 1,253 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | 13.42 | 3.32 | 4.22 | 5.36 | 2.93 | 13.42 | 3.32 | 4.22 | 5.36 | 2.93 |
| Yield | - g/t | / - oz/t | 2.33 | 2.67 | 3.37 | 2.68 | 3.37 | 0.068 | 0.078 | 0.098 | 0.078 | 0.098 |
| Gold produced | - kg | / - oz (000) | 983 | 1,100 | 1,281 | 3,196 | 3,827 | 32 | 35 | 41 | 103 | 123 |
| Gold sold | - kg | / - oz (000) | 894 | 1,260 | 1,210 | 3,231 | 3,960 | 29 | 41 | 39 | 104 | 127 |
| Total cash costs | - R/kg | / - $/oz | - produced | 132,930 | 131,696 | 99,175 | 121,173 | 99,828 | 532 | 486 | 398 | 441 | 404 |
| Total production costs | - R/kg | / - $/oz | - produced | 151,846 | 151,615 | 134,129 | 141,856 | 134,094 | 608 | 560 | 538 | 514 | 542 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | |
| Target | - g | / - oz | 659 | 724 | 751 | 707 | 697 | 21.20 | 23.26 | 24.16 | 22.74 | 22.40 |
| Actual | - g | / - oz | 692 | 756 | 894 | 746 | 877 | 22.25 | 24.30 | 28.74 | 23.99 | 28.20 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | |
| Gold income | | | 213 | 316 | 198 | 834 | 298 | 27 | 37 | 26 | 96 | 40 |
| Cost of sales | | | 137 | 181 | 165 | 456 | 525 | 18 | 21 | 21 | 53 | 68 |
| Cash operating costs | | | 114 | 125 | 109 | 330 | 323 | 15 | 15 | 14 | 39 | 42 |
| Other cash costs | | | 16 | 20 | 19 | 57 | 59 | 2 | 2 | 2 | 7 | 8 |
| Total cash costs | | | 131 | 145 | 127 | 387 | 382 | 17 | 17 | 16 | 45 | 50 |
| Rehabilitation and other non-cash costs | | | - | - | (5) | - | (4) | - | - | (1) | - | (1) |
| Production costs | | | 131 | 145 | 122 | 387 | 378 | 17 | 17 | 16 | 45 | 49 |
| Amortisation of tangible assets | | | 19 | 22 | 49 | 66 | 135 | 2 | 3 | 6 | 8 | 18 |
| Inventory change | | | (12) | 14 | (7) | 3 | 12 | (2) | 2 | (1) | - | 2 |
| | | | 76 | 135 | 33 | 378 | (227) | 10 | 16 | 4 | 43 | (28) |
| Realised non-hedge derivatives and other commodity contracts | | | - | - | - | - | - | - | - | - | - | - |
| Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | 76 | 135 | 33 | 378 | (227) | 10 | 16 | 4 | 43 | (28) |
| Add back hedge buyback costs | | | - | - | - | - | 402 | - | - | - | - | 51 |
| Adjusted gross profit excluding hedge buyback costs | | | 76 | 135 | 33 | 378 | 175 | 10 | 16 | 4 | 43 | 23 |
| Capital expenditure | | | 6 | 5 | 4 | 13 | 13 | 1 | 1 | - | 1 | 2 |

[1] Sadiola is an equity accounted joint venture.

*Rounding of figures may result in computational discrepancies.*



## Continental Africa

| | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **YATELA - Attributable 40%** [1] | | | | Rand / Metric | | | | | Dollar / Imperial | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **HEAP LEACH OPERATION** | | | | | | | | | | | |
| Mined | - 000 tonnes / - 000 tons | 535 | 652 | 913 | 2,126 | 3,084 | 590 | 719 | 1,007 | 2,344 | 3,400 |
| Placed [2] | - 000 tonnes / - 000 tons | 220 | 283 | 214 | 774 | 784 | 242 | 312 | 235 | 853 | 864 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | 8.43 | 1.40 | 4.38 | 2.72 | 7.98 | 8.43 | 1.40 | 4.38 | 2.72 | 7.98 |
| Yield [3] | - g/t / - oz/t | 3.24 | 4.45 | 2.36 | 3.50 | 2.68 | 0.095 | 0.130 | 0.069 | 0.102 | 0.078 |
| Gold placed [4] | - kg / - oz (000) | 713 | 1,258 | 504 | 2,710 | 2,103 | 23 | 40 | 16 | 87 | 68 |
| Gold produced | - kg / - oz (000) | 685 | 790 | 552 | 1,896 | 1,549 | 22 | 25 | 18 | 61 | 50 |
| Gold sold | - kg / - oz (000) | 642 | 839 | 524 | 1,895 | 1,570 | 21 | 27 | 17 | 61 | 50 |
| Total cash costs | - R/kg / - $/oz - produced | 54,240 | 104,446 | 157,676 | 101,791 | 142,140 | 219 | 386 | 631 | 361 | 576 |
| Total production costs | - R/kg / - $/oz - produced | 69,808 | 120,996 | 166,776 | 118,874 | 150,805 | 281 | 447 | 667 | 424 | 612 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g / - oz | 862 | 994 | 488 | 791 | 655 | 27.71 | 31.95 | 15.68 | 25.43 | 21.05 |
| Actual | - g / - oz | 984 | 1,052 | 651 | 862 | 604 | 31.64 | 33.81 | 20.94 | 27.71 | 19.41 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | 153 | 209 | 85 | 481 | 153 | 20 | 25 | 11 | 57 | 21 |
| Cost of sales | | 44 | 103 | 88 | 233 | 235 | 6 | 12 | 11 | 27 | 31 |
| Cash operating costs | | 26 | 69 | 79 | 160 | 197 | 3 | 8 | 10 | 18 | 26 |
| Other cash costs | | 11 | 13 | 8 | 33 | 23 | 1 | 2 | 1 | 4 | 3 |
| Total cash costs | | 37 | 82 | 87 | 193 | 220 | 5 | 10 | 11 | 22 | 29 |
| Rehabilitation and other non-cash costs | | 1 | 1 | 1 | 6 | 1 | - | - | - | 1 | - |
| Production costs | | 38 | 84 | 88 | 199 | 221 | 5 | 10 | 11 | 23 | 29 |
| Amortisation of tangible assets | | 10 | 12 | 4 | 27 | 12 | 1 | 1 | 1 | 3 | 2 |
| Inventory change | | (4) | 7 | (4) | 8 | 1 | (1) | 1 | (1) | 1 | - |
| | | 109 | 107 | (2) | 248 | (82) | 14 | 13 | - | 30 | (10) |
| Realised non-hedge derivatives and other commodity contracts | | - | - | - | - | - | - | - | - | - | - |
| Gross profit (loss) excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | 109 | 107 | (2) | 248 | (82) | 14 | 13 | - | 30 | (10) |
| Add back hedge buyback costs | | - | - | - | - | 134 | - | - | - | - | 17 |
| Adjusted gross profit (loss) excluding hedge buyback costs | | 109 | 107 | (2) | 248 | 52 | 14 | 13 | - | 30 | 7 |
| Capital expenditure | | 1 | 1 | 3 | (8) | 12 | - | - | - | (1) | 2 |

[1] Yatela is an equity accounted joint venture.
[2] Tonnes / Tons placed on to leach pad.
[3] Gold placed / tonnes (tons) placed.
[4] Gold placed into leach pad inventory.

*Rounding of figures may result in computational discrepancies.*



**Continental Africa**

| GEITA | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Rand / Metric | | | | | Dollar / Imperial | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | | |
| Volume mined | - 000 bcm / - 000 bcy | 4,380 | 4,694 | 4,659 | 13,408 | 14,895 | 5,729 | 6,139 | 6,093 | 17,538 | 19,482 |
| Mined | - 000 tonnes / - 000 tons | 11,934 | 12,860 | 12,119 | 37,080 | 39,066 | 13,155 | 14,176 | 13,359 | 40,873 | 43,063 |
| Treated | - 000 tonnes / - 000 tons | 1,175 | 1,178 | 1,084 | 3,269 | 3,307 | 1,295 | 1,298 | 1,195 | 3,604 | 3,646 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | 10.55 | 16.25 | 9.27 | 12.48 | 9.04 | 10.55 | 16.25 | 9.27 | 12.48 | 9.04 |
| Yield | - g/t / - oz/t | 2.20 | 1.67 | 2.12 | 1.81 | 1.99 | 0.064 | 0.049 | 0.062 | 0.053 | 0.058 |
| Gold produced | - kg / - oz (000) | 2,586 | 1,967 | 2,296 | 5,932 | 6,589 | 83 | 63 | 74 | 191 | 212 |
| Gold sold | - kg / - oz (000) | 2,505 | 1,868 | 2,457 | 5,736 | 6,450 | 81 | 60 | 79 | 184 | 207 |
| Total cash costs | - R/kg / - $/oz - produced | 220,599 | 238,515 | 174,455 | 250,574 | 168,611 | 883 | 872 | 699 | 910 | 680 |
| Total production costs | - R/kg / - $/oz - produced | 258,683 | 284,288 | 225,670 | 298,240 | 221,583 | 1,035 | 1,040 | 904 | 1,083 | 894 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g / - oz | 455 | 424 | 495 | 415 | 433 | 14.62 | 13.64 | 15.92 | 13.33 | 13.92 |
| Actual | - g / - oz | 409 | 322 | 362 | 320 | 355 | 13.15 | 10.36 | 11.63 | 10.29 | 11.40 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | 569 | 276 | 397 | 911 | 2,269 | 74 | 33 | 51 | 113 | 291 |
| Cost of sales | | 631 | 518 | 747 | 1,681 | 1,604 | 81 | 61 | 95 | 196 | 207 |
| Cash operating costs | | 541 | 446 | 376 | 1,413 | 1,046 | 70 | 52 | 48 | 165 | 136 |
| Other cash costs | | 20 | 14 | 16 | 47 | 43 | 3 | 2 | 2 | 6 | 6 |
| Total cash costs | | 561 | 460 | 392 | 1,460 | 1,089 | 72 | 54 | 51 | 171 | 141 |
| Rehabilitation and other non-cash costs | | - | - | 7 | - | 19 | - | - | 1 | - | 2 |
| Production costs | | 561 | 461 | 400 | 1,461 | 1,108 | 72 | 54 | 51 | 171 | 144 |
| Amortisation of tangible assets | | 98 | 89 | 110 | 281 | 330 | 13 | 11 | 14 | 33 | 43 |
| Inventory change | | (28) | (32) | 237 | (62) | 166 | (4) | (4) | 30 | (7) | 21 |
| | | (63) | (242) | (350) | (770) | 664 | (8) | (28) | (44) | (83) | 84 |
| Realised non-hedge derivatives and other commodity contracts | | (436) | 167 | - | 32 | (1,639) | (55) | 20 | - | (5) | (207) |
| Gross loss excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | (499) | (74) | (350) | (737) | (975) | (63) | (8) | (44) | (87) | (123) |
| Add back hedge buyback costs | | 430 | - | - | 430 | 491 | 54 | - | - | 54 | 62 |
| Adjusted gross loss excluding hedge buyback costs | | (69) | (74) | (350) | (307) | (484) | (8) | (8) | (44) | (33) | (61) |
| Capital expenditure | | 34 | 35 | 103 | 91 | 328 | 4 | 4 | 13 | 10 | 43 |

*Rounding of figures may result in computational discrepancies.*



## Australia

| SUNRISE DAM | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | |
| Mined | - 000 tonnes  /  - ooo tons | 198 | 244 | 152 | 586 | 423 | 219 | 269 | 167 | 645 | 466 |
| Treated | - 000 tonnes  /  - 000 tons | 197 | 172 | 129 | 586 | 334 | 217 | 189 | 142 | 646 | 369 |
| Yield | - g/t  /  - oz/t | 4.21 | 4.14 | 4.22 | 4.47 | 4.56 | 0.123 | 0.121 | 0.123 | 0.130 | 0.133 |
| Gold produced | - kg  /  - oz (000) | 831 | 711 | 544 | 2,619 | 1,525 | 27 | 23 | 18 | 84 | 49 |
| **OPEN-PIT OPERATION** | | | | | | | | | | | |
| Volume mined | - 000 bcm  /  - 000 bcy | 1,322 | 1,405 | 1,719 | 4,126 | 7,508 | 1,730 | 1,838 | 2,249 | 5,397 | 9,821 |
| Treated | - 000 tonnes  /  - 000 tons | 807 | 805 | 818 | 2,318 | 2,415 | 890 | 888 | 902 | 2,555 | 2,662 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | 12.19 | 28.52 | 57.04 | 19.86 | 17.64 | 12.20 | 28.52 | 57.04 | 19.86 | 17.64 |
| Yield | - g/t  /  - oz/t | 2.90 | 2.75 | 3.72 | 2.82 | 3.85 | 0.085 | 0.080 | 0.109 | 0.082 | 0.112 |
| Gold produced | - kg  /  - oz (000) | 2,346 | 2,217 | 3,045 | 6,527 | 9,301 | 75 | 71 | 98 | 210 | 299 |
| **TOTAL** | | | | | | | | | | | |
| Yield [1] | - g/t  /  - oz/t | 2.90 | 2.75 | 3.72 | 2.82 | 3.85 | 0.085 | 0.080 | 0.109 | 0.082 | 0.112 |
| Gold produced | - kg  /  - oz (000) | 3,176 | 2,928 | 3,590 | 9,145 | 10,826 | 102 | 94 | 115 | 294 | 348 |
| Gold sold | - kg  /  - oz (000) | 2,843 | 3,054 | 3,440 | 8,843 | 10,721 | 91 | 98 | 111 | 284 | 345 |
| Total cash costs | - R/kg  /  - $/oz    - produced | 161,239 | 136,004 | 154,552 | 160,277 | 134,265 | 647 | 503 | 619 | 576 | 542 |
| Total production costs | - R/kg  /  - $/oz    - produced | 184,234 | 162,688 | 181,766 | 191,148 | 160,096 | 740 | 601 | 729 | 685 | 646 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g  /  - oz | 1,972 | 1,657 | 3,540 | 1,783 | 3,619 | 63.40 | 53.28 | 113.81 | 57.31 | 116.36 |
| Actual | - g  /  - oz | 2,243 | 2,270 | 2,959 | 2,272 | 2,939 | 72.12 | 72.99 | 95.15 | 73.03 | 94.48 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | 449 | (104) | 582 | 971 | 1,401 | 58 | (13) | 75 | 108 | 186 |
| Cost of sales | | 540 | 491 | 634 | 1,712 | 1,722 | 70 | 58 | 82 | 197 | 224 |
| Cash operating costs | | 492 | 381 | 534 | 1,407 | 1,394 | 63 | 45 | 69 | 163 | 181 |
| Other cash costs | | 21 | 18 | 21 | 59 | 60 | 3 | 2 | 3 | 7 | 8 |
| Total cash costs | | 512 | 398 | 555 | 1,466 | 1,454 | 66 | 47 | 71 | 169 | 188 |
| Rehabilitation and other non-cash costs | | 10 | - | 3 | 47 | 5 | 1 | - | - | 5 | 1 |
| Production costs | | 522 | 398 | 557 | 1,512 | 1,459 | 67 | 47 | 72 | 175 | 189 |
| Amortisation of tangible assets | | 63 | 78 | 95 | 236 | 274 | 8 | 9 | 12 | 27 | 36 |
| Inventory change | | (45) | 14 | (18) | (37) | (11) | (6) | 2 | (2) | (5) | (1) |
| | | (92) | (595) | (52) | (740) | (321) | (12) | (71) | (7) | (89) | (38) |
| Realised non-hedge derivatives and other commodity contracts | | (399) | 839 | (25) | 611 | (247) | (50) | 101 | (3) | 68 | (32) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | (491) | 244 | (77) | (129) | (568) | (62) | 29 | (10) | (21) | (70) |
| Add back hedge buyback costs | | 585 | - | - | 585 | 736 | 74 | - | - | 74 | 93 |
| Adjusted gross profit (loss) excluding hedge buyback costs | | 94 | 244 | (77) | 455 | 168 | 12 | 29 | (10) | 53 | 23 |
| Capital expenditure | | 60 | 93 | 33 | 202 | 113 | 8 | 11 | 4 | 23 | 15 |

[1]  Total yield excludes the underground operations.

*Rounding of figures may result in computational discrepancies.*



**South America**

| | | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **CERRO VANGUARDIA - Atrributable 92.50%** | | | | | | **Rand / Metric** | | | | | **Dollar / Imperial** | | |
| **OPERATING RESULTS** | | | | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | | 5,137 | 5,684 | 5,421 | 16,032 | 17,505 | 5,662 | 6,266 | 5,976 | 17,672 | 19,296 |
| Treated | - 000 tonnes | / - 000 tons | | 237 | 233 | 216 | 682 | 647 | 261 | 257 | 238 | 752 | 714 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | | 18.74 | 25.47 | 30.99 | 22.21 | 29.39 | 18.74 | 25.47 | 30.99 | 22.21 | 29.39 |
| Yield | - g/t | / - oz/t | | 6.20 | 6.80 | 6.25 | 6.64 | 4.71 | 0.181 | 0.198 | 0.182 | 0.194 | 0.137 |
| Gold in ore | - kg | / - oz (000) | | 1,563 | 1,683 | 1,439 | 4,807 | 3,249 | 50 | 54 | 46 | 155 | 104 |
| Gold produced | - kg | / - oz (000) | | 1,469 | 1,586 | 1,350 | 4,532 | 3,047 | 47 | 51 | 43 | 146 | 98 |
| Gold sold | - kg | / - oz (000) | | 2,088 | 1,624 | 1,325 | 4,817 | 3,641 | 67 | 52 | 43 | 155 | 117 |
| Total cash costs | - R/kg | / - $/oz | - produced | 84,615 | 93,072 | 165,701 | 101,505 | 170,551 | 336 | 344 | 666 | 360 | 691 |
| Total production costs | - R/kg | / - $/oz | - produced | 113,590 | 130,795 | 228,302 | 135,609 | 215,090 | 452 | 485 | 911 | 483 | 868 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | | |
| Target | - g | / - oz | | 574 | 529 | 810 | 560 | 692 | 18.44 | 17.00 | 26.04 | 18.02 | 22.24 |
| Actual | - g | / - oz | | 690 | 759 | 603 | 717 | 472 | 22.20 | 24.39 | 19.40 | 23.04 | 15.19 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | | |
| Gold income | | | | 454 | 427 | 223 | 1,214 | 542 | 59 | 52 | 29 | 145 | 71 |
| Cost of sales | | | | 238 | 213 | 306 | 642 | 690 | 31 | 26 | 39 | 76 | 89 |
| Cash operating costs | | | | 85 | 114 | 201 | 361 | 453 | 11 | 14 | 26 | 41 | 59 |
| Other cash costs | | | | 39 | 33 | 22 | 99 | 66 | 5 | 4 | 3 | 12 | 9 |
| Total cash costs | | | | 124 | 148 | 224 | 460 | 520 | 16 | 18 | 29 | 52 | 68 |
| Rehabilitation and other non-cash costs | | | | - | 12 | 47 | 12 | 48 | - | 1 | 6 | 1 | 6 |
| Production costs | | | | 124 | 159 | 271 | 472 | 568 | 16 | 19 | 35 | 54 | 74 |
| Amortisation of tangible assets | | | | 43 | 48 | 34 | 143 | 83 | 5 | 6 | 4 | 16 | 11 |
| Inventory change | | | | 71 | 6 | 2 | 28 | 38 | 10 | 1 | - | 6 | 4 |
| | | | | 216 | 214 | (83) | 572 | (147) | 29 | 26 | (10) | 69 | (18) |
| Realised non-hedge derivatives and other commodity contracts | | | | (222) | (69) | (31) | (328) | (101) | (28) | (8) | (4) | (40) | (13) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | | (6) | 145 | (114) | 243 | (248) | - | 18 | (15) | 29 | (32) |
| Add back hedge buyback costs | | | | 222 | - | - | 222 | 144 | 28 | - | - | 28 | 18 |
| Adjusted gross profit (loss) excluding hedge buyback costs | | | | 216 | 145 | (114) | 465 | (104) | 29 | 18 | (15) | 57 | (13) |
| Capital expenditure | | | | 48 | 12 | 26 | 76 | 89 | 6 | 1 | 3 | 9 | 12 |

*Rounding of figures may result in computational discrepancies.*



## South America

| ANGLOGOLD ASHANTI BRASIL MINERAÇÃO | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 362 | 330 | 300 | 1,011 | 899 | 399 | 364 | 330 | 1,114 | 991 |
| Treated | - 000 tonnes | / - 000 tons | 364 | 309 | 277 | 994 | 881 | 402 | 340 | 305 | 1,095 | 971 |
| Yield | - g/t | / - oz/t | 7.33 | 6.95 | 8.28 | 6.92 | 7.56 | 0.214 | 0.203 | 0.242 | 0.202 | 0.221 |
| Gold produced | - kg | / - oz (000) | 2,670 | 2,146 | 2,293 | 6,875 | 6,662 | 86 | 69 | 74 | 221 | 214 |
| | | | | | | | | | | | | |
| **HEAP LEACH OPERATION** | | | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 516 | 692 | 1,291 | 1,947 | 3,198 | 569 | 763 | 1,423 | 2,146 | 3,526 |
| Placed [1] | - 000 tonnes | / - 000 tons | 40 | 39 | 71 | 106 | 179 | 44 | 43 | 78 | 117 | 198 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | 11.96 | 16.84 | 17.02 | 17.30 | 16.75 | 11.96 | 16.84 | 17.02 | 17.30 | 16.75 |
| Yield [2] | - g/t | / - oz/t | 3.36 | 3.33 | 2.03 | 3.07 | 3.75 | 0.098 | 0.097 | 0.059 | 0.090 | 0.109 |
| Gold placed [3] | - kg | / - oz (000) | 134 | 129 | 143 | 327 | 672 | 4 | 4 | 5 | 11 | 22 |
| Gold produced | - kg | / - oz (000) | 136 | 136 | 289 | 334 | 703 | 4 | 4 | 9 | 11 | 23 |
| | | | | | | | | | | | | |
| **TOTAL** | | | | | | | | | | | | |
| Yield [4] | - g/t | / - oz/t | 7.33 | 6.95 | 8.28 | 6.92 | 7.56 | 0.214 | 0.203 | 0.242 | 0.202 | 0.221 |
| Gold produced | - kg | / - oz (000) | 2,806 | 2,282 | 2,583 | 7,210 | 7,364 | 90 | 73 | 83 | 232 | 237 |
| Gold sold | - kg | / - oz (000) | 2,931 | 2,121 | 2,817 | 7,211 | 7,768 | 94 | 68 | 91 | 232 | 250 |
| Total cash costs | - R/kg | / - $/oz | - produced | 82,838 | 77,592 | 82,664 | 83,752 | 80,089 | 333 | 287 | 331 | 305 | 324 |
| Total production costs | - R/kg | / - $/oz | - produced | 123,798 | 117,644 | 116,237 | 126,443 | 112,980 | 499 | 435 | 465 | 461 | 457 |
| | | | | | | | | | | | | |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | |
| Target | - g | / - oz | 601 | 504 | 597 | 510 | 566 | 19.31 | 16.21 | 19.18 | 16.41 | 18.19 |
| Actual | - g | / - oz | 526 | 428 | 575 | 462 | 550 | 16.92 | 13.77 | 18.50 | 14.85 | 17.69 |
| | | | | | | | | | | | | |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | |
| Gold income | | | 642 | 485 | 442 | 1,670 | 1,000 | 83 | 58 | 57 | 196 | 132 |
| Cost of sales | | | 342 | 250 | 316 | 886 | 841 | 44 | 30 | 41 | 104 | 110 |
| Cash operating costs | | | 225 | 171 | 207 | 584 | 572 | 29 | 20 | 27 | 68 | 74 |
| Other cash costs | | | 7 | 6 | 7 | 20 | 18 | 1 | 1 | 1 | 2 | 2 |
| Total cash costs | | | 232 | 177 | 214 | 604 | 590 | 30 | 21 | 28 | 71 | 77 |
| Rehabilitation and other non-cash costs | | | 26 | - | 1 | 26 | 2 | 3 | - | - | 3 | - |
| Production costs | | | 259 | 177 | 214 | 630 | 592 | 34 | 21 | 28 | 74 | 77 |
| Amortisation of tangible assets | | | 89 | 91 | 86 | 282 | 240 | 11 | 11 | 11 | 33 | 31 |
| Inventory change | | | (5) | (19) | 16 | (25) | 9 | (1) | (2) | 2 | (3) | 1 |
| | | | | | | | | | | | | |
| | | | 300 | 235 | 126 | 784 | 159 | 39 | 29 | 16 | 92 | 23 |
| Realised non-hedge derivatives and other commodity contracts | | | (479) | 50 | 11 | (389) | (301) | (60) | 6 | 1 | (50) | (38) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | (179) | 285 | 137 | 394 | (142) | (22) | 35 | 18 | 42 | (15) |
| Add back hedge buyback costs | | | 495 | - | - | 495 | 647 | 62 | - | - | 62 | 82 |
| Adjusted gross profit excluding hedge buyback costs | | | 317 | 285 | 137 | 890 | 505 | 41 | 35 | 18 | 105 | 66 |
| | | | | | | | | | | | | |
| Capital expenditure | | | 196 | 169 | 148 | 487 | 436 | 24 | 19 | 19 | 56 | 57 |

[1] Tonnes / Tons placed onto leach pad.  [4] Total yield represents underground operations.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.

*Rounding of figures may result in computational discrepancies.*



## South America

| SERRA GRANDE - Attributable 50% | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 104 | 103 | 84 | 298 | 248 | 114 | 113 | 93 | 328 | 274 |
| Treated | - 000 tonnes | / - 000 tons | 111 | 107 | 70 | 300 | 224 | 123 | 118 | 77 | 331 | 247 |
| Yield | - g/t | / - oz/t | 4.41 | 4.58 | 7.64 | 4.26 | 7.42 | 0.129 | 0.134 | 0.223 | 0.124 | 0.217 |
| Gold produced | - kg | / - oz (000) | 491 | 491 | 533 | 1,280 | 1,662 | 16 | 16 | 17 | 41 | 53 |
| | | | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 206 | 194 | 228 | 582 | 546 | 227 | 213 | 251 | 641 | 602 |
| Treated | - 000 tonnes | / - 000 tons | 39 | 30 | 21 | 76 | 69 | 43 | 33 | 24 | 84 | 77 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | 5.18 | 4.34 | 7.95 | 5.62 | 6.29 | 5.18 | 4.34 | 7.95 | 5.62 | 6.29 |
| Yield | - g/t | / - oz/t | 3.35 | 4.39 | 4.24 | 3.82 | 4.26 | 0.098 | 0.128 | 0.124 | 0.111 | 0.124 |
| Gold in ore | - kg | / - oz (000) | 144 | 142 | 111 | 320 | 334 | 5 | 5 | 4 | 10 | 11 |
| Gold produced | - kg | / - oz (000) | 129 | 130 | 91 | 290 | 296 | 4 | 4 | 3 | 9 | 10 |
| | | | | | | | | | | | | |
| **TOTAL** | | | | | | | | | | | | |
| Yield [1] | - g/t | / - oz/t | 4.41 | 4.58 | 7.64 | 4.26 | 7.42 | 0.129 | 0.134 | 0.223 | 0.124 | 0.217 |
| Gold produced | - kg | / - oz (000) | 621 | 620 | 624 | 1,570 | 1,958 | 20 | 20 | 20 | 50 | 63 |
| Gold sold | - kg | / - oz (000) | 689 | 552 | 726 | 1,662 | 2,017 | 22 | 18 | 23 | 53 | 65 |
| Total cash costs | - R/kg | / - $/oz - produced | 111,359 | 110,967 | 80,959 | 121,137 | 75,916 | 445 | 409 | 324 | 442 | 307 |
| Total production costs | - R/kg | / - $/oz - produced | 147,349 | 143,236 | 109,668 | 157,874 | 100,964 | 589 | 528 | 439 | 577 | 408 |
| | | | | | | | | | | | | |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | |
| Target | - g | / - oz | 607 | 601 | 734 | 526 | 710 | 19.52 | 19.34 | 23.59 | 16.90 | 22.84 |
| Actual | - g | / - oz | 571 | 568 | 680 | 482 | 706 | 18.35 | 18.26 | 21.86 | 15.49 | 22.70 |
| | | | | | | | | | | | | |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | |
| Gold income | | | 154 | 121 | 119 | 375 | 300 | 20 | 15 | 15 | 45 | 39 |
| Cost of sales | | | 98 | 81 | 77 | 253 | 201 | 13 | 10 | 10 | 30 | 26 |
| Cash operating costs | | | 65 | 65 | 46 | 178 | 138 | 8 | 8 | 6 | 21 | 18 |
| Other cash costs | | | 5 | 4 | 4 | 12 | 11 | 1 | - | 1 | 1 | 1 |
| Total cash costs | | | 69 | 69 | 51 | 190 | 149 | 9 | 8 | 7 | 22 | 19 |
| Rehabilitation and other non-cash costs | | | 3 | - | 1 | 3 | 1 | - | - | - | - | - |
| Production costs | | | 72 | 69 | 51 | 193 | 149 | 9 | 8 | 7 | 23 | 19 |
| Amortisation of tangible assets | | | 19 | 20 | 17 | 55 | 48 | 2 | 2 | 2 | 6 | 6 |
| Inventory change | | | 7 | (7) | 9 | 6 | 3 | 1 | (1) | 1 | 1 | - |
| | | | | | | | | | | | | |
| | | | 56 | 40 | 42 | 122 | 99 | 7 | 5 | 6 | 15 | 13 |
| Realised non-hedge derivatives and other commodity contracts | | | (148) | 16 | (1) | (121) | (88) | (19) | 2 | - | (16) | (11) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | (93) | 56 | 41 | 1 | 11 | (12) | 7 | 5 | (1) | 2 |
| Add back hedge buyback costs | | | 148 | - | - | 148 | 134 | 19 | - | - | 19 | 17 |
| Adjusted gross profit excluding hedge buyback costs | | | 55 | 56 | 41 | 149 | 145 | 7 | 7 | 5 | 18 | 19 |
| | | | | | | | | | | | | |
| Capital expenditure | | | 55 | 80 | 44 | 207 | 102 | 7 | 9 | 6 | 24 | 13 |

[1] Total yield represents underground operations.

*Rounding of figures may result in computational discrepancies.*



## North America

| CRIPPLE CREEK & VICTOR | | | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 | Quarter ended September 2009 | Quarter ended June 2009 | Quarter ended September 2008 | Nine months ended September 2009 | Nine months ended September 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Rand / Metric | | | | | Dollar / Imperial | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | | |
| **HEAP LEACH OPERATION** | | | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 13,553 | 13,145 | 11,271 | 38,903 | 34,760 | 14,940 | 14,490 | 12,424 | 42,883 | 38,316 |
| Placed [1] | - 000 tonnes | / - 000 tons | 4,150 | 4,873 | 5,741 | 14,329 | 16,638 | 4,574 | 5,372 | 6,329 | 15,796 | 18,341 |
| Stripping ratio | - t (mined total-mined ore) / t mined ore | | 2.35 | 1.57 | 1.08 | 1.70 | 1.11 | 2.35 | 1.57 | 1.08 | 1.70 | 1.11 |
| Yield [2] | - g/t | / - oz/t | 0.44 | 0.47 | 0.48 | 0.46 | 0.49 | 0.013 | 0.014 | 0.014 | 0.013 | 0.014 |
| Gold placed [3] | - kg | / - oz (000) | 1,820 | 2,305 | 2,729 | 6,542 | 8,144 | 59 | 74 | 88 | 210 | 262 |
| Gold produced | - kg | / - oz (000) | 1,684 | 1,617 | 1,955 | 5,038 | 5,594 | 54 | 52 | 63 | 162 | 180 |
| Gold sold | - kg | / - oz (000) | 1,676 | 1,600 | 1,925 | 5,066 | 5,592 | 54 | 51 | 62 | 163 | 180 |
| Total cash costs [4] | - R/kg | / - $/oz - produced | 98,114 | 94,740 | 80,496 | 100,084 | 74,992 | 394 | 351 | 321 | 360 | 303 |
| Total production costs | - R/kg | / - $/oz - produced | 122,291 | 119,859 | 106,494 | 128,043 | 100,629 | 491 | 445 | 424 | 460 | 406 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | | |
| Target | - g | / - oz | 2,391 | 1,998 | 2,458 | 2,001 | 2,134 | 76.88 | 64.25 | 79.02 | 64.35 | 68.60 |
| Actual | - g | / - oz | 1,520 | 1,466 | 1,825 | 1,535 | 1,774 | 48.87 | 47.13 | 58.68 | 49.35 | 57.04 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | | |
| Gold income | | | 420 | 288 | 303 | 950 | 1,453 | 54 | 35 | 39 | 114 | 187 |
| Cost of sales | | | 206 | 194 | 208 | 645 | 563 | 27 | 23 | 27 | 74 | 73 |
| Cash operating costs | | | 277 | 295 | 266 | 918 | 726 | 36 | 35 | 34 | 106 | 94 |
| Other cash costs | | | 12 | 10 | 17 | 39 | 37 | 2 | 1 | 2 | 4 | 5 |
| Total cash costs | | | 289 | 305 | 283 | 957 | 763 | 37 | 36 | 36 | 110 | 99 |
| Rehabilitation and other non-cash costs | | | 1 | - | 18 | 1 | 38 | - | - | 2 | - | 5 |
| Production costs | | | 290 | 305 | 301 | 958 | 801 | 37 | 36 | 39 | 110 | 104 |
| Amortisation of tangible assets | | | 39 | 32 | 61 | 143 | 172 | 5 | 4 | 8 | 16 | 22 |
| Inventory change | | | (123) | (144) | (153) | (456) | (410) | (16) | (17) | (20) | (52) | (53) |
| | | | 214 | 94 | 94 | 305 | 890 | 28 | 12 | 12 | 39 | 114 |
| Realised non-hedge derivatives and other commodity contracts | | | (335) | 104 | (2) | 1 | (931) | (43) | 12 | - | (7) | (117) |
| Gross (loss) profit excluding the effect of unrealised non-hedge derivatives and other commodity contracts | | | (121) | 198 | 92 | 306 | (41) | (15) | 24 | 12 | 32 | (3) |
| Add back hedge buyback costs | | | 292 | - | - | 292 | 446 | 37 | - | - | 37 | 56 |
| Adjusted gross profit excluding hedge buyback costs | | | 170 | 198 | 92 | 597 | 405 | 22 | 24 | 12 | 69 | 53 |
| Capital expenditure | | | 163 | 190 | 45 | 431 | 184 | 20 | 21 | 6 | 50 | 24 |

[1] Tonnes / Tons placed onto leach pad.
[2] Gold placed / tonnes (tons) placed.
[3] Gold placed into leach pad inventory.
[4] Total cash cost calculation includes inventory change.

*Rounding of figures may result in computational discrepancies.*



# Notes





# Administrative information

**ANGLOGOLD ASHANTI LIMITED**

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

**Share codes:**
ISIN: ZAE000043485

| | |
|---|---|
| JSE: | ANG |
| LSE: | AGD |
| NYSE: | AU |
| ASX: | AGG |
| GhSE (Shares): | AGA |
| GhSE (GhDS): | AAD |
| Euronext Paris: | VA |
| Euronext Brussels: | ANG |

**JSE Sponsor:** UBS

**Auditors:** Ernst & Young Inc

## Offices

### Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

### Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

### Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 21 772190
Fax: +233 21 778155

### United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

## Directors
### Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial
Officer)

### Non-Executive
R P Edey * (Chairman)
Dr T J Motlatsi [†] (Deputy Chairman)
F B Arisman [#]
W A Nairn [†]
Prof W L Nkuhlu [†]
S M Pityana [†]

\* British      [#] American
~ Australian   [†] South African

### Officers
Company Secretary:   Ms L Eatwell

## Investor Relations Contacts
### South Africa
**Sicelo Ntuli**
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com

### United States
**Stewart Bailey**
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com

**General E-mail enquiries**
investors@AngloGoldAshanti.com

**AngloGold Ashanti website**
http://www.AngloGoldAshanti.com

**Company secretarial E-mail**
Companysecretary@AngoGoldAshanti.com

AngloGold Ashanti posts information that is
important to investors on the main page of
its website at www.anglogoldashanti.com
and under the "Investors" tab on the main
page. This information is updated regularly.
Investors should visit this website to obtain
important information about AngloGold
Ashanti.

PRINTED BY INCE (PTY) LIMITED

## Share Registrars
### South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

### United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

### Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

### Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 21 229664
Fax: +233 21 229975

### ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free
in USA) or +1 201 680 6578 (outside
USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

### Global BuyDIRECT[SM]
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date:  November 2, 2009

By:     /s/  L Eatwell
Name: L EATWELL
Title:   Company Secretary